Advance Auto Parts

Keep the wheels turning.

ADVANCE AUTO PARTS, INC.
5008 AIRPORT ROAD
ROANOKE, VIRGINIA 24012

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

May 20, 2009

It is my pleasure to invite you to attend the 2009 Annual Meeting of the Stockholders of Advance Auto Parts, Inc. (the "Company"), a Delaware corporation, on Wednesday, May 20, 2009 at 8:30 a.m. Eastern Daylight Time (EDT). The meeting will be held at The Hotel Roanoke and Conference Center, 110 Shenandoah Avenue, NW, Roanoke, Virginia 24016.

At the Annual Meeting, stockholders will vote on the following matters, which are further described in this Proxy Statement:

1. Election of the seven nominees named in the attached proxy statement to the Board of Directors to serve until the 2010 annual meeting of stockholders;
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009; and
3. To act upon such other matters, if any, as may properly come before the meeting.

The Board of Directors set March 30, 2009 as the Record Date. Only record holders of our common stock at the close of business on that day are entitled to vote at our Annual Meeting or any adjournment of our Annual Meeting.

We invite you to attend the meeting and vote. **We urge you, after reading this proxy statement, to sign and return the enclosed proxy card as promptly as possible in the enclosed postage prepaid envelope or vote your proxy by Internet or telephone by following the instructions on the form of proxy.** If you attend the meeting, you may vote in person, even if you previously voted by proxy.

By order of the Board of Directors,

Michael A. Norona
Executive Vice President, Chief Financial Officer and Secretary

Roanoke, Virginia
April 14, 2009

TABLE OF CONTENTS

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Advance Auto Parts®

Keep the wheels turning.

ADVANCE AUTO PARTS, INC.
PROXY STATEMENT
FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

ABOUT THE ANNUAL MEETING AND VOTING

Important Notice Regarding Availability of Proxy Materials for Stockholder Meeting to be Held on May 20, 2009.

This proxy statement and the 2008 annual report to shareholders are available on our Internet web site at www.AdvanceAutoParts.com.

What is the purpose of the Annual Meeting?

At our Annual Meeting, the stockholders will act upon the matters outlined in the Notice of Meeting on the first page of this proxy statement, including the election of the seven nominees named below as directors and the ratification of the Company's independent registered public accounting firm (the "independent auditors"). This proxy statement summarizes the information you need to know to vote at the Annual Meeting. This proxy statement and form of proxy were first mailed to stockholders on or about April 14, 2009.

Where will the Meeting be held?

The 2009 Annual Meeting will be held on Wednesday, May 20, 2009 at 8:30 a.m. (EDT), at The Hotel Roanoke and Conference Center, 110 Shenandoah Avenue, NW, Roanoke, Virginia 24016. The Hotel Roanoke and Conference Center is accessible to persons with disabilities. If you have a disability, we can provide reasonable assistance to help you participate in the meeting upon request.

Who is soliciting my vote?

The Board of Directors of the Company ("Board") is soliciting your proxy to vote at the Annual Meeting.

What am I voting on?

You are voting on two items:

1. The election of the following seven nominees to the Board of Directors to serve until the 2010 annual meeting of stockholders:
   - John F. Bergstrom
   - John C. Brouillard
   - Darren R. Jackson
   - William S. Oglesby
   - Gilbert T. Ray
   - Carlos A. Saladrigas
   - Francesca M. Spinelli

2. Ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for 2009.

What are the voting recommendations of the Board?

The Board recommends the following votes:

1. FOR each of the seven director nominees; and
2. FOR ratification of the appointment of Deloitte as independent registered public accounting firm for 2009.

Will any other matters be voted on?

The Board does not intend to present any other matters at the Annual Meeting. We do not know of any other matters that will be brought before the stockholders for a vote at the Annual Meeting. If any other matter is properly brought before the Annual Meeting, your signed proxy card gives authority to Darren R. Jackson and Michael A. Norona as proxies, with full power of substitution ("Proxies"), to vote on such matters in their discretion.

Who is entitled to vote?

Stockholders of record as of the close of business on March 30, 2009 (the "Record Date") are entitled to vote at the Annual Meeting.

How many votes do I have?

You will have one vote for every share of Company common stock that you owned at the close of business on the Record Date. You are not entitled to cumulate your votes.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Many stockholders hold their shares through a broker or bank rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record
If your shares are registered directly in your name with the Company's transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the *stockholder of record*, and these proxy materials are being sent directly to you by the Company.

Beneficial Owner
If your shares are held in a stock brokerage account or by a bank, you are considered the *beneficial owner* of shares held in street name, and these proxy materials are being forwarded to you by your bank or broker, which is considered the stockholder of record of these shares. As the beneficial owner, you have the right to direct your bank or broker how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record. Your bank or broker has enclosed a voting instruction card for you to use for providing directions for how to vote your shares.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- By Internet at www.proxyvote.com;
- By toll-free telephone at 1-800-690-6903;
- By completing and mailing your proxy card; or
- By written ballot at the Annual Meeting.

If you vote by Internet or telephone, your vote must be received by 11:59 P.M. (EDT) on May 19, 2009, the day before the Annual Meeting. Your shares will be voted as you indicate. If you return your proxy card but you do not indicate your voting preferences, the Proxies will vote your shares FOR items 1 and 2.

If your shares are held in street name, you should follow the voting directions provided by your bank or broker. You may complete and mail a voting instruction card to your bank or broker or, in most cases, submit voting instructions by the Internet or telephone to your bank or broker. If you provide specific voting instructions by mail, the Internet or telephone, your shares should be voted by your bank or broker as you have directed.

We will distribute written ballots at the Annual Meeting to any stockholder who wants to vote. If you hold your shares in street name, you must request a legal proxy from your broker to vote in person at the Annual Meeting.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- Entering a new vote by Internet or telephone;
- Returning a later-dated proxy card;
- Sending written notice of revocation to Michael A. Norona, Executive Vice President, Chief Financial Officer and Secretary, at the Company's address of record, which is 5008 Airport Road, Roanoke, VA 24012; or
- Completing a written ballot at the Annual Meeting.

If your shares are held in street name, you must follow the specific directions provided to you by your bank or broker to change or revoke any instructions you have already provided to your bank or broker.

Is my vote confidential?

It is the policy of the Company that all proxies, ballots, and vote tabulations that identify the vote of a stockholder will be kept confidential from the Company, its directors, officers, and employees until after the final vote is tabulated and announced, except in limited circumstances including any contested solicitation of proxies, when required to meet a legal requirement, to defend a claim against the Company or to assert a claim by the Company, and when written comments by a stockholder appear on a proxy card or other voting material.

How are votes counted?

Votes are counted by inspectors of election designated by the corporate secretary.

Who pays for soliciting proxies?

The Company will pay for the cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy to our stockholders, as well as the cost of soliciting proxies relating to the meeting. We may request banks and brokers to solicit their customers, on whose behalf such banks and brokers hold our common stock in street name. We will reimburse these banks and brokers for their reasonable out-of-pocket expenses for these solicitations. Our officers, directors and employees may supplement these solicitations of proxies by telephone, facsimile, e-mail and personal solicitation. We will pay no additional compensation to our officers, directors or employees for these activities.

What is the quorum requirement of the Annual Meeting?

A majority of the outstanding shares on the Record Date, represented in person or by proxy at the Annual Meeting, constitutes a quorum for voting on items at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions, including those recorded by brokers holding their customers' shares, will be counted in determining the quorum. On the Record Date, there were 95,182,092 shares outstanding and 1,422 stockholders of record. A majority of common stock, or 47,591,047 shares, will constitute a quorum.

What are broker non-votes?

Broker non-votes occur when holders of record, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial owners at least ten days before the Annual Meeting.

If that happens, the bank or broker may vote those shares only on matters deemed "routine" by the New York Stock Exchange. On non-routine matters, a bank or broker cannot vote without instructions from the beneficial owner, resulting in a "broker non-vote." Broker non-votes will not affect the outcome of the matters being voted on at the Annual Meeting, assuming that a quorum is obtained.

What vote is required to approve each proposal?

Item 1. For the election of directors, the seven nominees for director will be elected if they receive a majority of the votes cast at the annual meeting for the election of directors. For purposes of the election of directors, a majority of votes cast means that the number of shares voted "for" a director's election exceeds fifty percent (50%) of the number of votes cast with respect to that director's election, and votes cast include votes to withhold authority and exclude abstentions and broker non-votes.

Item 2. Ratification of our independent registered public accounting firm requires the approving vote of a majority of the votes cast on this proposal by the holders of shares of our common stock who are present, or represented, and entitled to vote at the annual meeting. Abstentions count as votes cast and have the effect of a vote against the proposal. The number of votes cast excludes broker non-votes.

Who can attend the Annual Meeting?

All Advance Auto Parts stockholders as of the close of business on the Record Date may attend.

What do I need to do to attend the Annual Meeting?

If you are a stockholder of record, your proxy card is your admission ticket to the Annual Meeting. If you own shares in street name, you will need to ask your broker or bank for an admission ticket in the form of a legal proxy. You will need to bring the legal proxy with you to the Annual Meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement with you to the Annual Meeting. We can use your statement to verify your ownership of our common stock and admit you to the Annual Meeting; however, you will not be able to vote your shares at the Annual Meeting without a legal proxy.

What does it mean if I get more than one proxy card?

It means you own shares in more than one account. You should vote the shares on each of your proxy cards.

How can I consolidate multiple accounts registered in variations of the same name?

If you have multiple accounts, we encourage you to consolidate your accounts by having all your shares registered in exactly the same name and address. You may do this by contacting our transfer agent, BNY Mellon Shareowner Services, toll-free at (866) 865-6327 or at P.O. Box 358015, Pittsburgh, PA 15252-8015, Attention: Shareholder Correspondence.

I own my shares indirectly through my broker, bank, or other nominee, and I receive multiple copies of the annual report, proxy statement, and other mailings because more than one person in my household is a beneficial owner. How can I change the number of copies of these mailings that are sent to my household?

If you and other members of your household are beneficial owners, you may eliminate this duplication of mailings by contacting your broker, bank, or other nominee. Duplicate mailings in most cases are wasteful for us and inconvenient for you, and we encourage you to eliminate them whenever you can. If you have eliminated duplicate mailings, but for any reason would like to resume them, you must contact your broker, bank, or other nominee.

I own my shares directly as a registered owner of Company stock and so do other members of my family living in my household. How can I change the number of copies of the annual report and proxy statement being delivered to my household?

Family members living in the same household generally receive only one copy per household of the annual report, proxy statement, and most other mailings. The only item which is separately mailed for each registered stockholder or account is a proxy card. If you wish to start receiving separate copies in your name, apart from others in your household, you must contact BNY Mellon Shareowner Services toll-free at (866) 865-6327 or at P.O. Box 358015, Pittsburgh, PA 15252-8015, Attention: Shareholder Correspondence, and request that action. Within 30 days after your request is received we will start sending you separate mailings. If, for any reason, you and members of your household are receiving multiple copies and you want to eliminate the duplications, please also contact BNY Mellon Shareowner Services and request that action. That request must be made by each person in the household entitled to receive the materials.

Multiple stockholders live in my household and together we received only one copy of this year's annual report and proxy statement. How can I obtain my own separate copy of those documents for the Annual Meeting in May?

You may pick up copies in person at the Annual Meeting or download them from our Internet web site, www.AdvanceAutoParts.com (click on the homepage link to Annual Meeting materials). If you want copies mailed to you and you are a beneficial owner, you must request them from your broker, bank, or other nominee. If you want copies mailed to you and you are a stockholder of record, we will mail them promptly if you request them from our corporate office by phone at (540) 561-6444 or by mail to 5008 Airport Road, Roanoke, VA 24102, Attention: Investor Relations. We cannot guarantee you will receive mailed copies before the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the Annual Meeting and publish final results in our Report on Form 10-Q for the second quarter of 2009.

What is the deadline for consideration of shareholder proposals for the 2010 Annual Meeting?

A stockholder who wants to present a proposal at the 2010 annual meeting and have it included in our proxy statement for that meeting must submit the proposal in writing at our offices at 5008 Airport Road, Roanoke, Virginia 24012, Attention: Corporate Secretary, on or before December 15, 2009. Applicable Securities and Exchange Commission ("SEC") rules and regulations govern the submission of stockholder proposals and our consideration of them for inclusion in next year's proxy statement.

A stockholder who wants to present a proposal at the 2010 annual meeting (but not to include the proposal in our proxy statement) or to nominate a person for election as a director must comply with the requirements set forth in our by-laws. Our by-laws require, among other things, that our corporate secretary receive written notice from the record holder of intent to present such proposal or nomination no less than 45 days and no more than 75 days prior to the anniversary of the date on which we first mailed the proxy materials for the preceding year's annual meeting. Therefore, we must receive notice of such proposal no earlier than January 29, 2010, and no later than February 28, 2010. The notice must contain the information required by our by-laws. You may obtain a print copy of our by-laws upon request from our corporate secretary at Advance Auto Parts, 5008 Airport Road, Roanoke, Virginia 24012. Our by-laws are also available on our web site at www.AdvanceAutoParts.com. Management may vote proxies in its discretion on any matter at the 2010 annual meeting if we do not receive notice of the matter within the time frame described in this paragraph. In addition, our Chair or any other person presiding at the meeting may exclude any matter that is not properly presented in accordance with these requirements.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the meeting, you will elect as directors the seven nominees listed below to serve until our 2010 annual meeting of stockholders or until their respective successors are elected and qualified. Our Board has nominated John F. Bergstrom, John C. Brouillard, Darren R. Jackson, William S. Oglesby, Gilbert T. Ray, Carlos A. Saladrigas, and Francesca M. Spinelli for election as directors. All of the nominees are current members of our Board. Each nominee has consented to being named in this proxy statement as a nominee and has agreed to serve as a director if elected. None of the nominees to our Board has any family relationship with any other nominee or with any of our executive officers. Lawrence P. Castellani and Nicholas J. LaHowchic, who are current directors, were not nominated for re-election and will retire from the Board at the end of their current terms.

The persons named as proxies in the accompanying form of proxy have advised us that at the meeting, unless otherwise directed, they intend to vote the shares covered by the proxies FOR the election of the nominees named above. If one or more of the nominees are unable to serve, or for good cause will not serve, the persons named as proxies may vote for the election of any substitute nominees that our Board may propose. The persons named as proxies may not vote for a greater number of persons than the number of nominees named above.

Nominees for Election to Our Board

The following table provides information about our nominees for director as of the Record Date, March 30, 2009.

Name	Age	Position
John F. Bergstrom (3)(4)	62	Director
John C. Brouillard(1)(2)	60	Chair
Darren R. Jackson	44	Director and Chief Executive Officer
William S. Oglesby(3)(4)	49	Director
Gilbert T. Ray(2)(4)	64	Director
Carlos A. Saladrigas(1)	60	Director
Francesca M. Spinelli(2)(4)	55	Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Finance Committee
(4) Member of Nominating and Corporate Governance Committee



Mr. Bergstrom, Director, became a member of our Board in May 2008. Mr. Bergstrom is the Chairman and Chief Executive Officer of Bergstrom Corporation, which owns and operates 24 automobile dealerships representing 26 different brands. Mr. Bergstrom has served in his current role for the past five years. Mr. Bergstrom serves as a director of Kimberly-Clark Corporation, a global health and hygiene company; Wisconsin Energy Corporation, a diversified energy company; Midwest Airlines; and Green Bay Packers, Inc. Mr. Bergstrom also serves as President of the Theda Clark Medical Center Foundation.



Mr. Brouillard, Chair, became a member of our Board in May 2004 and was appointed Lead Director on February 14, 2007. Mr. Brouillard served as the interim Chair, President and Chief Executive Officer of the Company from May 2007 until January 7, 2008, when he became the non-executive Chair of the Board. Mr. Brouillard retired as Chief Administrative and Financial Officer of H.E. Butt Grocery Company in June 2005, a position that he had held since February 1991. From 1977 to 1991, Mr. Brouillard held various positions with Hills Department Stores, including serving as President of that company. Mr. Brouillard serves as a director of Eddie Bauer Holdings, Inc., an outdoor apparel and accessories retailer.



Mr. Jackson, Director and Chief Executive Officer, became a member of our Board in July 2004. Mr. Jackson became the President and Chief Executive Officer on January 7, 2008, and has served as Chief Executive Officer since January 27, 2009. Prior to joining us, Mr. Jackson served in various executive positions with Best Buy Co., Inc., a specialty retailer of consumer electronics, office products, appliances and software, ultimately serving from July 2007 to December 2007 as Executive Vice President of Customer Operating Groups. He joined Best Buy in 2000 and was appointed as its Executive Vice President-Finance and Chief Financial Officer in February of 2001. Prior to 2000, he served as Vice President and Chief Financial Officer of Nordstrom, Inc., Full-line Stores, a fashion specialty retailer, and held various senior positions including Chief Financial Officer of Carson Pirie Scott & Company. He began his career at KPMG. Mr. Jackson serves as Vice Chairman of the Marquette University board and as a director of Cristo Rey Network.



Mr. Oglesby, Director, became a member of our Board in December 2004. Mr. Oglesby is currently Senior Managing Director for The Blackstone Group, L.P., a global investment and advisory firm, and has held this position since April 2004. Mr. Oglesby has over 25 years of investment experience as a result of holding managing director positions with Credit Suisse First Boston; Donaldson Lufkin & Jenrette; and Kidder, Peabody & Co.



Mr. Ray, Director, became a member of our Board in December 2002. Mr. Ray was a partner of the law firm of O'Melveny & Myers LLP until his retirement in February 2000. Mr. Ray is a member of the boards of Watson Wyatt Worldwide, Inc.; IHOP Corp.; Automobile Club of Southern California; Sierra Monolithics, Inc.; and Diamond Rock Hospitality Company. Mr. Ray is also a trustee of SunAmerica Series Trust; Seasons Series Trust; and The John Randolph Haynes and Dora Haynes Foundation.



Mr. Saladrigas, Director, became a member of our Board in May 2003. Mr. Saladrigas has been the Chairman and Chief Executive Officer of Regis HR, a Professional Employee Organization since July 2008. Mr. Saladrigas served the Premier America Bank in Miami, Florida, as Vice Chairman from June 2007 to July 2008, and as Chairman from September 2001 until June 2007. From November 1984 to May 2002, he was the Chief Executive Officer of ADP TotalSource (previously The Vincam Group, Inc.), a human resources outsourcing company that provides human resource functions to small and mid-sized businesses. Mr. Saladrigas serves as a director of Progress Energy, Inc.; Carolina Power & Light Company; and Florida Progress Corporation.



Ms. Spinelli, Director, became a member of our Board in November 2002. Ms. Spinelli has been the Senior Vice President, People for PetSmart, Inc., a retail supplier of pet products and services, since September 2003. Previously, Ms. Spinelli served as the Senior Vice President of People for RadioShack Corporation, an electronics retailer, a position she held from December 1999 to June 2003. From July 1998 to December 1999, she served as Vice President of People for RadioShack Corporation. From February 1997 to July 1998, Ms. Spinelli served as Corporate Vice President of Organizational Development for Wal-Mart Stores, Inc. From March 1993 to February 1997, Ms. Spinelli served as Vice President of Human Resources for McLane Company, Inc., a former division of Wal-Mart Stores, Inc.

OUR BOARD OF DIRECTORS RECOMMENDS
A VOTE *FOR* EACH OF OUR BOARD'S NOMINEES.

CORPORATE GOVERNANCE

Guidelines on Significant Governance Issues

The responsibility of our Board is to review, approve and regularly monitor the effectiveness of our fundamental operating, financial and other business plans, as well as our policies and decisions, including the execution of our strategies and objectives. Accordingly, our Board has adopted guidelines on the following significant governance issues:

- the structure of our Board, including, among other things, the size, mix of independent and non-independent members, membership criteria, term of service, compensation and assessment of performance of our Board;
- Board procedural matters, including, among other things, selection of the chair of the Board, Board meetings, Board communications, retention of counsel and advisors and our expectations regarding the performance of our directors;
- committee matters, including, among other things, the types of committees, charters of committees, independence of committee members, chairs of committees, service of committee members, committee agendas and committee minutes and reports;
- chief executive officer evaluation, management development and succession planning;
- codes of conduct; and
- other matters, including charitable contributions, use of the corporate airplane, auditor services, Board access to management and interaction with third parties, directors and officers insurance and the indemnification/limitation of liability of directors, our policy prohibiting Company loans to the Company's executive officers and directors, and confidential stockholder voting.

A complete copy of our guidelines on significant governance issues is available on our web site at www.AdvanceAutoParts.com or you may obtain a print copy by sending a request to our corporate secretary at 5008 Airport Road, Roanoke, Virginia 24012.

Director Independence

Our Board, after consultation with and upon the recommendation of the Nominating and Corporate Governance Committee, determined that Messrs. Bergstrom, Brouillard, LaHowchic, Oglesby, Ray, Saladrigas and Ms. Spinelli are each "independent" directors under the listing standards of the NYSE, because each of these directors: (1) has no material relationship with us or our subsidiaries, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with us or our subsidiaries and (2) satisfies the "bright line independence" criteria set forth in Section 303A.02(b) of the NYSE's listing standards. In addition, based on such standards, the Board determined that Mr. Castellani is not independent because he was our former Chief Executive Officer, and Mr. Jackson is not independent because he is our Chief Executive Officer. The Board made this determination after assessing the issue of materiality of any relationship not merely from the standpoint of each director or nominee, but also from that of persons or organizations with which the director or nominee may have an affiliation, based upon all facts and circumstances known to the Board, including, among other things, a review of questionnaires submitted by these directors and a review of a recent resume or biography of each director. Our Board reviews each director's status under this definition annually with the assistance of the Nominating and Corporate Governance Committee. Each director is required to keep the Nominating and Corporate Governance Committee fully and promptly informed as to any developments that might affect his or her independence.

Meetings of Non-Management Directors

During 2008, the non-management directors on our Board met a total of four times. In addition, the independent directors met separately two times during 2008. During 2008, these meetings were presided over by Mr. Brouillard, who became the non-executive Chair of the Board on January 7, 2008. For 2009, our non-management directors are scheduled to meet separately in conjunction with each of the five scheduled meetings of the Board. Mr. Brouillard is expected to preside over these meetings during 2009.

Stockholder and Interested Party Communications with our Board

Communications with our Board Generally. Stockholders who desire to communicate with our Board, or with a specific director, including on an anonymous or confidential basis, may do so by delivering a written communication to our Board, c/o Advance Auto Parts, Inc., 5008 Airport Road, Roanoke, Virginia 24012, Attention: General Counsel. The general counsel will not edit or modify any such communication received and will forward each such communication to the appropriate director or directors, as specified in the communication. If the envelope containing a communication that a stockholder wishes to be confidential is conspicuously marked "Confidential," the general counsel will not open the communication. Communications will be forwarded by the general counsel to our Board or any specified directors on a bi-monthly basis. The general counsel will ensure the timely delivery of time sensitive communications to the extent such communication indicates time sensitivity. In addition, we have a policy that each of our directors should make every reasonable effort to attend each annual meeting of stockholders. All of our current directors were in attendance at our 2008 annual meeting of stockholders except Mr. Bergstrom, who was elected after the annual meeting of stockholders.

Interested Party Communications with our Independent Directors, our Non-Management Directors or our Board Chair. Any interested party, including stockholders, who desires to communicate directly with one or more of the independent directors, our non-management directors as a group, or our Board Chair, including on an anonymous or confidential basis, may do so by delivering a written communication to the independent directors, the non-management directors as a group or to our Board Chair, c/o Advance Auto Parts, Inc., 5008 Airport Road, Roanoke, Virginia 24012, Attention: General Counsel. The general counsel will not open any such communication received and will forward each such communication to the appropriate individual director or group of directors, as specified in the communication. Such communications will not be disclosed to the non-independent or non-management members of our Board or management unless so instructed by the independent or non-management directors. Communications will be forwarded by the general counsel on a bi-monthly basis. The general counsel will ensure the timely delivery of time sensitive communications to the extent such communication indicates time sensitivity.

Nominations for Directors

Identifying Director Candidates. The Nominating and Corporate Governance Committee is responsible for leading the search for and evaluating qualified individuals to become nominees for election as directors. The Committee is authorized to retain a search firm to assist in identifying, screening and attracting director candidates. During 2008 the Committee did not utilize the services of a search firm. After a director candidate has been identified, the Committee evaluates each candidate for director within the context of the needs of the Board in its composition as a whole. The Committee considers such factors as the candidate's business experience, skills, independence, judgment and ability and willingness to commit sufficient time and attention to the activities of the Board. At a minimum, committee-recommended candidates for nomination must possess the highest personal and professional ethics, integrity and values, and commit to representing the long-term interests of our stockholders.

Stockholder Recommendations for Director Candidates. The Nominating and Corporate Governance Committee will consider stockholder suggestions for nominees for directors. Any stockholder who desires to recommend a director candidate must submit the recommendation in writing and follow the procedures set forth in our by-laws. The by-laws require that a stockholder's nomination be received by the corporate secretary not less than 45 days or more than 75 days prior to the first anniversary date of the mailing of our proxy materials for the preceding year's annual meeting. The notice should include the following information about the proposed nominee: name, age, business and residence address, principal occupation or employment, the number of shares of Company stock owned by the nominee, and any information that may be required by the SEC's regulations. In addition, the stockholder providing the notice should provide his or her name and address as they appear on the Company's books and the number of shares that are beneficially owned by the stockholder. The Committee does not evaluate any candidate for nomination as a director any differently solely because the candidate was recommended by a stockholder. You may obtain a copy of our by-laws by requesting a copy from our corporate secretary at Advance Auto Parts, Inc., 5008 Airport Road, Roanoke, Virginia 24012. Our by-laws also are available on our web site at www.AdvanceAutoParts.com.

Code of Ethics and Business Conduct

We expect and require all of our employees, who we refer to as our Team Members, our officers and our directors, and any parties with whom we do business to conduct themselves in accordance with the highest ethical standards. Accordingly, we have adopted a code of ethics and business conduct, which outlines our commitment to, and expectations for, honest and ethical conduct by all of these persons and parties in their business dealings. A complete copy of the code of ethics and business conduct is available on our web site at www.AdvanceAutoParts.com or you may obtain a print copy by sending a request to our corporate secretary at 5008 Airport Road, Roanoke, Virginia 24012.

Code of Ethics for Finance Professionals

We also have adopted a code of ethics for finance professionals to promote and provide for ethical conduct by our finance professionals, as well as for full, fair and accurate financial management and reporting. Our finance professionals include our chief executive officer, chief financial officer, controller and any other person performing similar functions. We expect all of these finance professionals to act in accordance with the highest standards of professional integrity, to provide full and accurate disclosure in any public communications as well as reports and other documents filed with the SEC and other regulators, to comply with all applicable laws, rules and regulations, and to deter wrongdoing. Our code of ethics for finance professionals is intended to supplement our code of ethics and business conduct. A complete copy of the code of ethics for finance professionals is available on our web site at www.AdvanceAutoParts.com or you may obtain a print copy by sending a request to our corporate secretary at 5008 Airport Road, Roanoke, Virginia 24012.

Related Party Transactions

On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire which requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. Pursuant to our code of ethics and business conduct, officers and directors are required to disclose to the Chair of the Nominating and Corporate Governance Committee of the Board or to our general counsel any transactions or relationship that may create an actual or perceived conflict of interest.

Mr. Michael Marolt, Senior Vice President, Customer Operations Excellence Officer, and Mr. Kenneth A. Wirth, Jr., Senior Vice President, Customer Experience Officer, served as executive officers of the Company for a portion of fiscal year 2008. Mr. Marolt's base salary of $225,000 and Mr. Wirth's base salary of $275,000 were approved by management. Their annual and long-term incentive compensation was approved by the Board's independent Compensation Committee.

For fiscal year 2009, all compensation for all executive officers of the Company has been approved by the Board's independent Compensation Committee.

Mr. Freeland, who became the Company's Executive Vice President, Supply Chain and Information Technology in February 2008, was formerly the President of Optimal Advantage, a consulting firm that he founded. During 2007, prior to Mr. Freeland becoming an executive officer, the Company retained Optimal Advantage to perform consulting services at a cost of $500,000. Mr. Freeland divested his interest in Optimal Advantage prior to becoming an executive officer of the Company; however, as part of the terms of his employment offer approved by the Compensation Committee, the Company agreed to provide assistance to Mr. Freeland for his business lease obligation by reimbursing him for his out-of-pocket expenses that he is unable to mitigate, up to a maximum of $350,000, which must be repaid by Mr. Freeland if he leaves the Company within one year. No payments have been made by the Company under this provision. In addition, in order to assist Mr. Freeland to transition his business, the Company agreed to utilize the consulting services of Optimal Advantage to work on the Company's supply chain optimization and custom mix projects for at least three months. During 2008, the Company paid $539,721 to Optimal Advantage for consulting services and related expenses.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to make every reasonable effort to attend each meeting of the Board and any committee of which the director is a member and to be reasonably available to management and the other directors between meetings. Our Board met eight times during 2008. Each director attended 75 percent or more of the total number of meetings of the Board and meetings of the committees of the Board on which he or she served.

Committees of the Board

We currently have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which is comprised of independent directors in accordance with the listing standards of the New York Stock Exchange ("NYSE"). In addition, we have a Finance Committee. The following table sets forth the names of each current committee member, the primary responsibilities of each committee and the number of times each committee met in 2008:

Name of Committee and Members	Primary Responsibilities	# of Meetings in 2008
Audit Carlos A. Saladrigas (Chair) John C. Brouillard Nicholas J. LaHowchic	• monitors the integrity of our financial statements, reporting processes, internal controls, risk management and legal and regulatory compliance; • selects, determines the compensation of, evaluates and, when appropriate, replaces our independent registered public accounting firm; pre-approves all audit and permitted non-audit services; • monitors the qualifications, independence and performance of our independent registered public accounting firm; and • oversees our internal audit function.	9
Compensation Francesca M. Spinelli (Chair) John C. Brouillard Gilbert T. Ray	• reviews and approves our executive compensation philosophy; • annually reviews and approves corporate goals and objectives relevant to the compensation of the CEO and evaluates the CEO's performance in light of these goals; • determines the compensation of our executive officers and approves compensation for key members of management; • oversees our incentive and equity-based compensation plans; and • oversees development and implementation of executive succession plans, including identifying the CEO's successor and reporting annually to the Board.	5

Name of Committee and Members	Primary Responsibilities	# of Meetings in 2008
Finance William S. Oglesby (Chair) John F. Bergstrom Lawrence P. Castellani Nicholas J. LaHowchic	• reviews and makes recommendations to the Board regarding our financial policies, including investment guidelines, deployment of capital and short-term and long-term financing; • reviews credit metrics, including debt ratios, debt levels and leverage ratios; • reviews all aspects of financial planning, cash uses and our expansion program; and • reviews and recommends the annual financial plan to the Board.	5
Nominating and Corporate Governance Gilbert T. Ray (Chair) John F. Bergstrom William S. Oglesby Francesca M. Spinelli	• assists the Board in identifying, evaluating and recommending candidates for election to the Board; • establishes procedures and provides oversight for evaluating the Board and management; • develops, recommends and reassesses our corporate governance guidelines; and • evaluates the size, structure and composition of the Board and its committees.	4

Our Board has adopted written charters for each committee setting forth the roles and responsibilities of each committee. Each of the charters is available on our web site at www.AdvanceAutoParts.com. In addition, you may obtain a print copy of each charter by sending a request to our corporate secretary at 5008 Airport Road, Roanoke, Virginia 24012.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves on the compensation committee of any other company or board of directors of any other company of which any member of our Compensation Committee or Board is an executive officer.

COMPENSATION COMMITTEE REPORT

Our Committee is comprised entirely of three independent directors who meet independence, experience and other qualification requirements of the NYSE listing standards, and the rules and regulations of the SEC. Our Committee chair is Ms. Spinelli. The Compensation Committee operates under a written charter adopted by the Board. Our charter can be viewed on our web site at www.AdvanceAutoParts.com under the investor relations section.

We have relied on management's representation that the compensation discussion and analysis presented in this proxy statement has been prepared with integrity and objectivity in conformity with SEC regulations. Based upon our discussion with management, we recommended to the Board that the compensation discussion and analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

Francesca M. Spinelli (Chair)
John C. Brouillard
Gilbert T. Ray

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this section, we provide you with an overview and analysis of our compensation programs and policies, the material compensation decisions we have made during 2008 under those programs and policies, and the material factors considered in making those decisions. Later in this proxy statement under the heading "Additional Information Regarding Executive Compensation" you will find a series of tables containing specific information about compensation earned by our named executive officers in 2008.

Compensation Decision Roles

The Compensation Committee of the Board ("Committee") approves all compensation for our named executive officers, authorizes all awards under the Advance Auto Parts 2004 Long-Term Incentive Plan, as amended ("2004 LTIP"), recommends or reports its decisions to the Board of Directors, and oversees the administration of the compensation program for named and senior executive officers. Decisions regarding non-equity compensation of other employees are made by management. The Chief Executive Officer annually reviews the performance of each named executive officer and other senior officers and makes recommendations with respect to salary adjustments and incentive amounts to the Committee. The Chief Executive Officer's performance is reviewed annually by the Committee. The Committee has final approval on the determination of compensation recommendations for named executive officers and other executive officers as required. Management is responsible for developing and maintaining an effective compensation program throughout the Company. The Committee's charter, which can be found on the Company's website at www.AdvanceAutoParts.com, lists the specific responsibilities of the Committee.

Compensation Philosophy and Objectives

Compensation provided to our executive officers is intended to be closely linked with the performance of the Company. Our compensation programs are designed to ensure that:

- compensation is linked to annual and long-term Company performance goals that are structured to align the interests of executive officers with those of our stockholders;
- compensation programs reward executive officers for achieving sustainable profitable growth of the Company;
- a significant portion of total compensation is stock-based, thereby further aligning the interests of executive officers and our stockholders; and
- compensation is competitively positioned with compensation levels comparable to our retail competitors so we can attract, retain and motivate superior management talent essential to our long-term success.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured our annual and long-term incentives to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. The Committee has engaged Frederic W. Cook & Co., Inc., an independent consulting firm ("Cook"), to provide advice and assistance to the Committee when making compensation decisions for our named executive officers, as well as for other senior executives. Cook provides information regarding market compensation and practices, assists the Committee in the review and evaluation of such compensation and practices, and advises the Committee regarding compensation decisions, particularly with respect to the compensation of the Company's Chief Executive Officer.

The Committee also utilized the 2008 National Retail Industry database provided by Hay Group, an independent consulting firm utilized by management, as one component of its decisions for executives' compensation in 2008. Hay Group collected data from a broad group of over ninety retail companies with which we compete for key management and executive talent. After adjusting the data using standard statistical methods based on revenue to make the information more comparable for a company our size, Hay Group provided this retail compensation data to the Committee and Cook in a summary form. The Hay Group retail compensation data provides a frame of reference for the Committee to consider as it makes decisions each year about base salary, annual incentives, and long-term incentives for our named executives and other employees.

Due to the number of companies comprising the retail compensation data provided by Hay Group, the manner in which these data have been adjusted, and the additional factors taken into consideration in determining the compensation for each executive, we believe describing the retail compensation data in summary form better serves our investors' understanding of our compensation policies than listing the more than ninety companies in the database.

A second frame of reference for the Committee is a defined group of peer companies in the retail industry. The Committee considers information from the peer group regarding executive compensation levels and practices, and our relative performance against peer companies. In 2008, on behalf of the Committee, Cook conducted a competitive review of the compensation practices among the peer companies, including named executive officer pay levels and compensation mix. Cook also reviewed the long-term incentive grant practices of our peer companies for share utilization (i.e., potential share dilution from equity compensation grants, annual share usage, and annual fair value transfer costs). Peer group companies were selected based on their similarity to the Company on the basis of several factors, including sales, store and employee count, overall market value, customer profile, and their business-to-business and direct-to-customer business models.

Our peer group was reviewed in the fall of 2008 after which three companies were removed, and two companies were added. Circuit City was removed due to its financial difficulties, CSK Auto was removed because it was acquired by O'Reilly Automotive, and Longs Drug Stores was removed because it was acquired by CVS Caremark. Two companies, OfficeMax, Inc. and Sherwin-Williams Company were added based on their match to our peer group criteria. Half of the peer group companies listed below are included in the retail compensation data provided by Hay Group. The companies comprising our peer group as of year-end 2008 were:

AutoZone	OfficeMax
Barnes & Noble	O'Reilly Automotive
Bed Bath & Beyond	The Pep Boys
Borders Group	PetSmart
Collective Brands	RadioShack
Dollar Tree	Sherwin-Williams
Foot Locker	Williams-Sonoma
Genuine Parts	

Historic Approach to Competitive Positioning

At the beginning of 2008, total direct compensation levels, defined as the combined value of annual and long-term compensation, were established by the Committee based on our percentile ranking in terms of year-over-year earnings per share growth over the prior three-year period, relative to our peer group in place at the time. The most recent year's performance was weighted 50 percent, the immediately prior year was weighted 25 percent, and the next prior year was weighted 25 percent. For example, if our relative earnings per share performance for the prior three-year period ranked at the median of our peer group, we would set our total direct compensation levels to be roughly equivalent to the median compensation level as reflected in the Hay Group retail compensation data. This approach was intended to establish compensation levels at the median of the Hay Group retail compensation data for comparable performance, and higher or lower compensation levels when our comparable earnings per share performance was above or below such retail companies' performance.

During 2008, the Committee modified this philosophical approach and undertook the redesign of our executive compensation programs for several reasons. First, any increase in share price due to our strong operational performance (or conversely, any decline in our share price due to weak performance) was not fully realized by participants because the equity grants of stock appreciation rights ("SARs") and restricted stock were made *after* the measurement of our relative earnings per share. Second, the Committee desired to link the long-term incentive program, and resulting compensation, share consumption, and award expenses, directly to achieving future Company goals. Third, participants had difficulty in understanding how long-term incentive awards were calculated. After significant discussion among management, the Committee and Cook, we redesigned our compensation methodology and implemented a revised approach to executive compensation that is more understandable and rewards executives for achieving key performance goals.

Revised Approach to Competitive Positioning

The Compensation Committee approved a revised methodology that was implemented in the fourth quarter of 2008. Under this methodology, executives' annual cash compensation is targeted at approximately the median of the Hay Group retail compensation data. Executives have the potential to earn significantly higher actual annual cash compensation when our performance significantly exceeds our internal goals, or lower actual annual bonus amounts when our performance falls short of internal goals. Long-term incentive target levels are set at the median of the Hay Group retail compensation data, with the potential for executive officers to earn higher values at roughly the seventy-fifth percentile of the Hay Group retail compensation data when performance goals are achieved over a defined performance period. Long-term incentive awards will be lower than the Hay Group retail compensation data if Company performance does not achieve internal performance goals.

Executive Compensation Components

The principal components of compensation for our executive officers are:

- base salary, which is intended to compensate executives for their primary responsibilities and individual contributions;
- performance-based cash incentives, which are intended to link annual incentive compensation and annual performance goals and operating results;
- long-term equity incentives, which are intended to link long-term incentive compensation with the Company's long-term value creation; and
- retirement savings and other compensation.

Although there is no pre-established policy or target for the allocation between specific compensation components, the majority of an executive officer's annual total target compensation is determined by Company performance against goals established for our annual and long-term incentive plans. We believe this approach reflects our objective of aligning executive and stockholder interests.

Base Salary

Executives' base salaries are reviewed annually as part of our performance review process. During its review of base salaries for executives, the Committee considers the Hay Group retail compensation data and a summary of the base salaries of our peer companies' executives as presented in their last available proxy statements. The Committee also reviews the chief executive officer's assessment of each executive's individual performance and responsibilities to determine appropriate compensation for each executive. The Committee has determined that in order to enable the Company to attract and retain executive talent important to our long-term growth, the compensation strategy should generally aim to position base salaries below or at a level approaching the median of the Hay Group retail compensation data described in the "Setting Executive Compensation" section above.

All executives have individual goals established near the beginning of the fiscal year. The executive's annual goals include specific goals related to Company initiatives for improving sales and profits and are intended to drive our business growth during the fiscal year while increasing the long-term viability of the business, as well as professional development goals. The executive's individual goals and measurement of success vary with the individual executive's area of responsibility and may or may not be tied to a specific financial measure. For example, an executive may have a goal to improve customer satisfaction ratings by a certain percentage during the year. The Committee considers the chief executive officer's most recent evaluation of an executive's performance with respect to the executive's individual goals along with the executive's scope of responsibilities and our Company performance. The Committee further reviews the Hay Group retail compensation data and exercises its judgment regarding base salary decisions for each executive. Thus, if the Company has performed well as measured against its strategic goals, but an individual executive has fallen short of achieving his individual performance goals, the Committee may exercise its judgment in maintaining the executive's base salary level at a constant level from one year to the next or may approve a smaller salary increase than would have been the case if the executive had achieved his individual performance goals. Conversely, if the executive's individual performance has been outstanding, he may receive a salary increase even when the Company's performance may have fallen short.

At the end of 2008, named executives' base salaries were between the twenty-fifth and fiftieth percentile of the Hay Group retail compensation data described in the "Setting Executive Compensation" section. In January 2009, base salaries for our chief executive officer, president, and chief operating officer were reduced. The incremental base salary reductions were converted into a higher level of annual incentive compensation opportunity, which linked a greater portion of the executives' compensation more directly to growing annual sales profitably. The base salary for our chief financial officer was further below the median of the Hay Group retail compensation data relative to other executives and was increased at the beginning of 2009.

Annual Incentive Plan

2008 Incentive Plan

Our annual incentive plan provides for the payment of cash bonuses based upon Company performance in relation to predetermined financial targets established near the beginning of the year. For 2008, we established incentive targets at the median levels reported in the Hay Group retail compensation data, with the opportunity for above median payouts for correspondingly higher performance. The overall incentive potential varies depending upon the executive's position. For 2008, our chief executive officer had an incentive target of 150 percent of base salary and other named executive officers had incentive targets of 60 or 65 percent of base salary. The range of potential annual incentive payouts for 2008 was from zero to 200 percent of each executive officer's incentive target. In order for an executive officer to be entitled to receive the maximum annual incentive payout in 2008, the Company would have been required to exceed all predetermined financial targets. For additional information about the Company's annual incentive plan, please refer to the "2008 Grants of Plan-Based Awards Table," which shows the threshold, target and maximum incentive amounts payable under the plan for 2008, and the "Summary Compensation Table," which shows the actual non-equity incentive plan compensation paid to executives for our 2008 fiscal year performance.

The following financial performance measures were established for 2008 with relative weights based on their significance in driving stockholder value: 1) Do It Yourself ("DIY") sales growth for stores open for at least twelve months compared to budgeted growth level: 20 percent; 2) commercial comparable store sales growth compared to budgeted growth level: 20 percent; 3) operating income compared to budget level: 40 percent; and 4) specific achievement of reduction in store manager turnover compared to prior year: 20 percent. Budgets for DIY sales, commercial sales, and operating income for the entire Company were approved by the Compensation Committee in February 2008 as part of the annual financial planning process established by the Board of Directors. These targets were determined by reviewing the Company's historical performance and attempting to develop challenging, but attainable performance targets in light of market and competitive conditions. For example, the store manager turnover target was determined by the Compensation Committee based on a desired level of improvement in 2008 over 2007 turnover levels.

The financial goals established in the 2008 annual budget process were intended to be challenging for our Company and our employees. Performance against the budget and established incentive goals proved to be more achievable in 2008 than in 2007 due in part to the implementation of the four key business transformation strategies established by management and the Board of Directors early in the year. The annual incentive plan payout to each of our executives in

2008 was 108.4 percent of their individual targets. This was driven by an acceleration in our commercial comparable store sales growth from 6 percent to 12 percent in 2008, a decrease in the comparable store sales decline of 3 percent in fourth quarter 2007 to a decline of one percent in fourth quarter 2008, a 28 percent improvement in store manager turnover and a 4.9 percent increase in comparable operating income, which excludes the impact of the fifty-third week of fiscal year 2008 and a non-cash inventory adjustment. Together, these key financial measures translated to an increase of approximately 16 percent in earnings per share for 2008 on a comparable operating basis. Annual incentive plan payments in the two prior fiscal years for named executive officers were less than 10 percent of bonus targets when earnings per share growth was 1.4 percent and 5.6 percent for 2006 and 2007, respectively. The following table shows the annual incentive plan measures and payouts as a percentage of target for 2008.

2008 Annual Incentive Plan Performance Results

Measure	Weight	Threshold Performance (25% Payout)	Target Performance (100% Payout)	Maximum Performance (200% Payout)	Actual Performance vs. Goal	Actual Payout Percent
DIY Sales	20%	96% of goal	100% of goal	104% of goal	98.7%	75.6%
Commercial Sales	20%	96% of goal	100% of goal	104% of goal	102.7%	167.5%
Operating Income	40%	90% of goal	100% of goal	110% of goal	97.1%	78.3%
Store Manager Turnover	20%	94% of goal	100% of goal	130% of goal	111.1%	142.5%
Total Payout						108.4%

2009 Incentive Plan

Over the course of fiscal year 2008, the Committee worked with Cook and our Human Resources Department to review senior executive short-term and long-term incentive programs. The purpose of the review was to ensure that these incentive programs are properly aligned with our business objectives and serve as effective recruitment, retention and reward vehicles for our executives. Upon the culmination of the review, changes to executives' salaries, annual incentive opportunities and annual incentive plan performance targets were approved in November 2008, effective for fiscal 2009. The new compensation philosophy shifts more of our executives' potential annual earnings to performance-based incentives. We have chosen to base our annual bonuses for executives and all other incentives for eligible employees on growth over prior year results.

The 2009 annual incentive compensation opportunities for the named executives will align more of their compensation with the Company's financial performance. The annual incentive plan approved by the Committee for 2009 will be based on growth in our comparable store sales and growth in our operating income measured against the comparable 52-week period for the 2008 fiscal year. These financial performance measures are weighted to reflect the significance of the key performance indicators in driving stockholder value. Comparable store sales growth will be weighted 40 percent and operating income growth will comprise 60 percent of the executives' annual incentive compensation opportunities. The level of the Company's comparable stores sales and comparable operating income for 2008 serves as a minimum threshold for the 2009 annual cash incentive payments. The Company must exceed this threshold for named executives to receive any 2009 annual cash incentive payments. Executives have the opportunity to earn up to 200 percent of their annual bonus targets when performance significantly exceeds our fiscal year financial plan.

Our named executive officers have the opportunity to earn cash compensation that exceeds the median level of the Hay Group retail compensation data based on 2009 performance; however, target annual compensation for our chief executive officer will remain below the median level of the Hay Group retail compensation data. Executives' base salary levels and annual incentive compensation targets for 2008 and 2009 are as follows:

	2008 Target Annual Compensation Opportunity			2009 Target Annual Compensation Opportunity		
Executive	Base Salary ($)	Bonus Target Value ($)	Target Total ($)	Base Salary ($)	Bonus Target Value ($)	Target Total ($)
Mr. Jackson	$ 800,000	$ 1,200,000	$ 2,000,000	$ 700,000	$1,400,000	$2,100,000
Mr. Freeland	500,000	300,000	800,000	450,000	405,000	855,000
Mr. Norona	415,000	250,000	665,000	450,000	360,000	810,000
Mr. Wade	500,000	325,000	825,000	450,000	405,000	855,000

Long-Term Incentive Compensation

We include a long-term incentive compensation component to link executives' compensation to our long-term financial success and provide our executive officers with performance incentives. In 2008, we granted stock-settled SARs and restricted stock to our executive officers under the 2004 LTIP, which was approved by stockholders in May 2004 and amended in 2007. During 2008, two annual long-term incentive grants were made to executive officers and other eligible employees. The first grant was made in February 2008 pursuant to the grant cycle in place at that time. A second grant was made in November 2008 to executive officers and other employees eligible for long-term incentives based on a new long-term incentive strategy approved by the Committee in October. The November 2008 awards reflect a change in our annual long-term incentive grant cycle from the first quarter to the fourth quarter of the fiscal year on an ongoing basis. The November 2008 awards replaced the normal annual grant planned for February 2009 and enabled performance targets and awards to be put in place prior to the commencement of the performance period. It is our intention to make only one annual long-term incentive grant in future years.

Long-term incentive grants made in February 2008 were based on a historical strategy in place at the beginning of the fiscal year, as described in the "Setting Executive Compensation" section above. The long-term incentive grants in February 2008 were lower than the prior year grants for the second year in a row. The February 2008 long-term incentive awards were granted with 75 percent of the value in stock-settled SARs and the remaining 25 percent in restricted stock. The SARs have a term of seven years. SARs and restricted stock grants vest annually in approximately equal one-third increments during the three years following grant, starting with the first anniversary of the grant, and will be fully vested after three years. The SARs will be settled in shares of Company stock at the time they are exercised in the future. The amount of appreciation, calculated as the difference between the grant price and stock price at the time of exercise, will be settled through issuance of Company stock, with any fractional shares paid in cash. Dividend and voting rights were granted in conjunction with the restricted stock awards.

During 2008, the Committee worked with Cook to evaluate our long-term incentive program to ensure the appropriate correlation of our emerging business strategies, the achievement of targeted performance goals and the amounts of compensation paid to executives to reward them for attaining strategic performance goals. In consultation with Cook, the Committee approved a new performance-driven long-term incentive program in October 2008 which is aimed at compensating our executives each year at the median level of the Hay Group retail compensation data. Like our prior long-term incentive program, the ultimate value of earned awards will depend on our share price performance because LTIP grants will continue to be made in the form of SARs and restricted shares. However, under our new program, the ultimate amount of earned LTIP awards will also depend on our future performance because the number of SARs and restricted shares earned will vary based on our Economic Profit Added ("EPA") performance over a three-year period. For purposes of this program, EPA is defined as our operating profit after taxes, reduced by our cost of capital during the performance period.

For the November 17, 2008, grants of SARs and restricted stock, 75 percent of the target award amount will vest in approximately equal annual installments on each November 17 over a consecutive three-year period, with the first installment vesting on November 17, 2009. The remaining 25 percent will become eligible for exercise or issuance on March 1, 2012, following certification by the Committee of the achievement of a performance target of the Company during the 2009 through 2011 fiscal years. At the threshold level of Company performance, executives receive no additional SARs or shares of restricted stock. If the Company's performance exceeds the target level, executive officers may receive additional SARs and shares of restricted stock up to a maximum of 50 percent of the target level award. Our executives received 75 percent of target award value granted in the form of SARs and the remaining 25 granted in the form of shares of restricted stock. Other eligible employee levels have a target grant mix of 50 percent SARs and 50 percent restricted stock or 25 percent SARs and 75 percent restricted stock, which vest in a manner similar to our executives' awards. The potential award value for employees who are not named executive officers can potentially reach up to 200 percent of the target grant value when our EPA performance far exceeds our EPA goals.

The Committee established long-term incentive guidelines for each executive level considering data from the Hay Group retail compensation data and awarded individual grants based on the executive's potential impact on our future performance. The Committee also considered the executive's most recent performance evaluation as more fully described in the "Base Salary" section of this proxy statement to determine whether each individual executive's award should be adjusted as compared to the guideline level previously established for the executive.

All equity awards are approved by the Committee. Prior to the November 2008 grant, equity awards were normally approved at a Committee meeting held one to two days prior to the public release of the Company's periodic financial results. The grant date for annual long-term incentive awards was generally the third trading day on the New York Stock Exchange following our earnings release. Commencing with the November 2008 annual long-term incentive awards, grant values are expected to be approved by the Committee at its regular meeting during the fourth quarter of the fiscal year. A pre-established grant date, expected to be in December, will be set at this meeting. The approved grant values will be converted into a number of SARs and restricted shares based on the price of the Company's common stock on the date of grant. Newly-hired or promoted executives are generally eligible to receive prorated long-term incentive grants shortly after their hire or promotion date based on the long-term grant guidelines approved by the Committee for the fiscal year. Pro-ration is based on the time from promotion or hire through the end of the fiscal year. For newly hired executive officers, the Committee approves compensation arrangements containing equity awards as needed. Please refer to the "2008 Grants of Plan-Based Awards" and "Outstanding Equity Awards at 2008 Fiscal Year-End" tables for additional information about executives' 2008 long-term incentive awards.

The SARs will be settled in shares of Company stock at the time they are exercised in the future. The amount of appreciation, calculated as the difference between the grant price and stock price at the time of exercise, will be settled through issuance of Company stock, with any fractional shares paid in cash. Dividend and voting rights were granted in conjunction with the time-based portion of the restricted stock awards. Dividend and voting rights are not applicable to the performance-based restricted stock granted in November 2008.

Retirement Savings Programs

Executives are eligible to participate in our 401(k) plan, along with other eligible employees of the Company, once they meet eligibility requirements. Generally, executives' ability to accumulate retirement savings through our 401(k) plan is limited due to Internal Revenue Service limitations with respect to highly compensated employees. Consequently, we have established a non-qualified deferred compensation plan for named executive officers and certain other eligible executives. Pursuant to the plan, eligible employees were able to defer up to 30 percent of their annual salaries and up to 30 percent of their bonus earnings in 2008. For 2009, eligible employees may defer up to 50 percent of their annual salary and up to 50 percent of their bonus earnings. Earnings on deferrals, if any, depend on the investment funds selected by the executives, all of which are market-based. The Company does not match executives' deferrals into the non-qualified deferred compensation plan. All compensation deferred under this plan is distributed in cash to the executive on a future date elected by the participating executive or upon termination of employment, whichever occurs first.

Executive officers and senior vice presidents may also voluntarily defer up to 50 percent of their base salary on a bi-weekly basis into our Deferred Stock Unit Plan. Deferred earnings are converted into equivalent stock units of Company stock at 100 percent of the market price based on the closing price of our stock on the deferral date. Prior to the beginning of the year in which the deferrals begin, eligible executives make irrevocable participation elections and designate future distribution dates for both the deferred compensation and deferred stock unit plans. All deferred stock units, or DSUs, are settled in Company stock.

Specific information about named executive officers' deferrals is presented in detail under the "2008 Non-qualified Deferred Compensation Table" contained in this proxy statement.

Other Compensation

We provide named executive officers and certain other executives taxable perquisite allowances under our Executive Choice Plan that we and the Committee believe are reasonable and consistent with the objectives of the overall compensation program, and better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews allowance levels for named executive officers. Executives may apply their allowances toward personal automobile expenses, legal and financial planning expenses, health club memberships, and personal supplemental disability or life insurance policies based on their individual needs. Offering these allowances enables the Company to maintain a competitive total compensation package for our executives. Allowance reimbursement amounts for named executive officers are included in the "Summary Compensation Table" contained in this proxy statement. The allowance amounts for named executive officers in 2009 were reduced by approximately 10 percent. Our named executive officers are also eligible for personal use of the Company airplane, subject to certain limitations set forth in the airplane use policy approved by the Committee.

Employment Agreements

The Company competes for executive talent, and we believe providing severance protection plays an important role in attracting and retaining key executives. As such, the Company has employment agreements with all named executive officers and other selected senior executives. Effective June 4, 2008, we entered into employment agreements with Messrs. Norona, Wade, Freeland, and Murray. These employment agreements, which replaced employment agreements or arrangements previously entered into with these named executives, have an initial one-year term, which will be automatically renewable for additional one-year terms unless either party provides notice of non-renewal at least 90 days prior to the end of the then effective term. The Company entered into an employment agreement with Mr. Jackson on January 7, 2008, when he became the Company's President and Chief Executive Officer, which was also amended on June 4, 2008. Mr. Jackson's employment agreement provides for an initial three-year term, after which the agreement will be automatically renewed for successive one-year terms unless terminated by either party.

The respective agreements specify annual base salary and annual performance-based cash target bonus amounts and maximum payout bonus for each executive, calculated as a specified percentage of the executive's base salary. The performance measures are determined annually consistent with the measures applied to other senior officers. The executives are eligible to participate in all of the Company's applicable benefit plans and programs pursuant to the terms of such programs.

If the executive's employment is terminated in the event of the executive's death, the Company has agreed to pay to the executive's designated beneficiary or estate an amount equal to one year of his base salary at the rate then in effect, plus an amount equal to the target annual bonus for the year. In the case of termination of employment due to disability as defined in the agreement, the executive will receive a lump sum payment amount equal to 30 percent of base salary at the rate then in effect, plus an amount equal to the target annual bonus for the year in addition to the benefits payable under our qualified group disability plan. Executives are also granted a right to continue their medical benefits for up to one year post-termination at the same cost as active employees. In addition, if the executive's employment is terminated due to death or disability, all time-vesting restricted stock, SARs and stock options granted to the executive pursuant to the Company's 2004 LTIP or any successor plan will vest and become exercisable if not then vested or exercisable. If the executive's employment is terminated on account of death, disability or retirement prior to the vesting date of the executive's performance-based SARs or restricted shares, the performance-based SARs and restricted shares will become eligible for exercise or issuance on the normal vesting date for performance-based awards on a pro rata basis for the time that the executive was employed during the performance period, but the pro rata amount of performance SARs or restricted shares that will become eligible for exercise or issuance will be no fewer than the total shares at target level less the previously vested portion of the time-vested SARs and restricted shares.

If the Company terminates the executive's employment without "Cause" or if the executive terminates his employment for "Good Reason," as defined in the agreements, other than following a Change in Control, as defined in the 2004 LTIP, the executive will be entitled to a lump sum severance payment in an amount equal to one year of base salary at the rate then in effect, plus an amount equal to the annual target bonus for such year and the prorated value of the annual Executive Choice Plan. In addition, the Company will provide the executive certain outplacement services for a period of up to one year. Any performance-based grants of SARs and restricted stock will vest immediately as of the date of the executive's termination of employment at the target level and in the same ratio as the executive's time-vested SARs and restricted shares. Executives are also granted a right to continue their medical benefits for one year post-termination at the same cost as active employees.

If within twelve months after a Change in Control the Company terminates the executive officer's employment other than for Cause, death or disability or the executive terminates the executive officer's employment for Good Reason, the executive will be entitled to receive a lump sum severance payment in an amount equal to two times base salary at the rate then in effect, plus two times the annual target bonus for such year and the prorated value of the annual Executive Choice Plan. In addition, the Company will provide the executive certain outplacement services for a period of up to one year. In the event of a Change in Control, executives will be entitled to a tax gross-up payment intended to make them whole for excise taxes that may be imposed on the Change in Control payments. In the event of a Change in Control, all time-vesting restricted stock, SARs and stock options granted to the executive pursuant to the Company's 2004 LTIP or any successor plan will vest and become exercisable if not then vested or exercisable. Performance-based SARs and restricted stock will vest immediately on a pro rata basis based on the actual performance of the Company over the completed portion of the performance period prior to the Change in Control event, but the pro rata amount of performance SARs that will vest will be no fewer than the total shares at target level less the previously vested portion of the time-based share awards. Executives are also granted a right to continue their medical benefits for up to one year post-termination at the same cost as active employees.

The executives are subject to standard confidentiality and non-disparagement agreements during and following their employment. Each executive officer has also agreed not to compete with the Company, not to recruit or employ our employees in other businesses, and not to solicit our customers or suppliers for competitors during the term of the executive's employment and for one year following termination of employment. Mr. Jackson has agreed that he will not compete with the Company for two years following his termination of employment. In order to receive any payments or benefits under the employment agreement, the executive or his legal representative must execute a release that is satisfactory to the Company.

The employment agreements of Messrs. Freeland, Norona, and Wade include addendums that specify certain additional terms of their employment. Prior to becoming an executive officer of the Company, Mr. Freeland divested his interest in Optimal Advantage, a consulting firm that he founded and where he previously served as President. Consistent with the terms of his employment offer, Mr. Freeland's agreement provides that the Company will assist Mr. Freeland with his business lease obligation by reimbursing him for his out-of-pocket expenses that he is unable to mitigate, up to a maximum of $350,000, which must be repaid by Mr. Freeland if he leaves the Company within one year. No payments have been made by the Company under this provision. In addition, the Company agreed to use the consulting services of Optimal Advantage to work on the Company's supply chain optimization and custom mix projects, for a period of at least three months. Mr. Wade's agreement provides that any termination of his employment other than for death or disability before he would otherwise become eligible for retirement on April 9, 2009 will be deemed a retirement for purposes of any equity award vesting. Mr. Norona's agreement provides that his employee benefits will include one Company-paid annual physical per year at the Mayo Clinic.

Agreements for Mr. Jackson and Mr. Norona provide that they would each receive a one-time cash payment to replace the bonuses that they forfeited as a result of leaving their former employer. The amounts of these payments are reported in the "Summary Compensation Table" in this proxy statement. In addition, Mr. Jackson's agreement provides that the Compensation Committee agreed to establish a pool of restricted stock units with a value on January 7, 2008, of $3,000,000 to be used, at Mr. Jackson's discretion consistent with the terms of the 2004 LTIP, to reward Company employees who would not otherwise participate in equity awards for extraordinary service to customers and the Company. Mr. Jackson voluntarily waived receipt of an additional grant of equity in order to create the pool of restricted stock units for employee awards as described.

Effective March 31, 2006, the Company entered into employment agreements with Mr. Moore, our former Executive Vice President and Chief Financial Officer, and other selected officers. The initial term of the agreement was one year, and the agreement extended from year-to-year unless terminated by the employee or the Company. Upon termination of employment by the Company without cause or by the employee with good reason as defined in the employment agreement, the executive was entitled to receive severance payments equal to one year of his base salary payable in installments over a time period that ends at the earlier of one year or March 15 of the year following termination. The agreement also provided for payment of the pro rata share of any bonus that is based upon the Company's achievement of certain financial targets approved by our Board and earned by the affected executive officer prior to the termination of his employment as well as any unused vacation due to the employee prior to the termination of employment. The executive officer also agreed not to compete with the Company, to preserve our confidential information, not to recruit or employ our employees in other businesses and not to solicit our customers or suppliers for competitors during the term of the executive's employment and for one year following termination of employment. In the case of death, a lump sum amount equal to the executive's annual base salary shall be paid to his designated beneficiary or estate. In the case of termination of employment due to disability as defined in the agreement, the executive will receive an amount equal to 30 percent of his base salary for a one-year period in addition to the benefits under our qualified group disability plan. The executive officer was also granted a right to continue medical benefits for up to one year at the same cost as active employees during the one-year period. Upon his termination of employment effective February 2, 2008, Mr. Moore became entitled to received severance benefits consistent with the terms of his employment agreement, which are reported in the "Summary Compensation Table" of this proxy statement.

Subsequent to the end of our 2008 fiscal year, Mr. Murray left employment with the Company. He is expected to receive severance benefits consistent with the terms of his employment agreement.

Information regarding applicable potential payments under such agreements for the named executive officers is provided under the heading "Potential Payments Made upon Termination or Change in Control Table" contained in this proxy statement.

Ownership Guidelines

The Company has established stock ownership guidelines that prescribe required levels of stock ownership by named executive officers and members of our Board. These guidelines are designed to further strengthen and align Company leadership with stockholders' interests and to enhance stockholder value over the long-term. Details of these guidelines are included in the "Security Ownership" section of this proxy statement and are posted on the Company's web site. Messrs. Jackson, Freeland and Wade have achieved their required ownership levels. All other executives are currently progressing toward meeting the required ownership guidelines.

Tax Deductibility of Pay

We consider the potential impact of Section 162(m) of the Internal Revenue Code, which disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year paid to the Company's named executive officers. Compensation paid in accordance with a shareholder approved performance-based incentive plan is exempt from 162(m) and is tax-deductible for the Company. Our 2007 Executive Incentive Plan was established and approved by shareholders in 2007. All incentives paid to our named executive officers, and the performance-based long-term incentives awarded in 2008, were made using performance measures established and certified by the Committee, consistent with the provisions of the Executive Incentive Plan. The shareholder-approved 2004 LTIP enables us to exclude from the $1 million limit any performance-based compensation resulting from long-term incentives or other qualifying awards granted under the plan to our named executive officers. SARs and the performance-based portion of our restricted shares meet the tax-deducibility requirements of 162(m) of the Internal Revenue Code. We intend to structure compensation programs to meet the requirements of Section 162(m), other than time-vested restricted stock or restricted stock units, which are not considered performance-based under 162(m) of the Internal Revenue Code and, as such, are generally not deductible by the Company. However, the Committee retains the authority to award compensation which may not be fully deductible by the Company.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table provides the compensation earned in 2008 by our chief executive officer, our interim chief executive officer, our principal financial officer, our former principal financial officer prior to his departure in February 2008, and the other three most highly compensated executive officers as of the end of our last completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus (a) ($)	Stock Awards (b) ($)	Option or SAR Awards (c) ($)	Non-Equity Incentive Plan Compensation (d) ($)	All Other Compensation (e)(f) (g) (h)(i) ($)	Total ($)
John C. Brouillard (j)	2008	$ 23,077	$ 200,000	$ 60,000	$ 111,085	$ -	$ 159,167	$ 553,329
Non-Executive Chair	2007	784,625	-	68,706	100,421	-	973	954,725
	2006	-	-	-	-	-	-	-
Darren R. Jackson (k)	2008	800,000	690,625	1,357,233	1,230,161	1,269,259	50,890	5,398,168
Chief Executive Officer	2007	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-
Michael A. Norona (l)	2008	375,501	163,350	532,261	376,669	237,178	10,562	1,695,521
EVP, Chief Financial Officer	2007	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-
Kevin P. Freeland	2008	448,087	-	75,377	226,387	284,885	10,783	1,045,519
Chief Operating Officer	2007	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-
Jimmie L. Wade	2008	509,627	-	649,719	1,964,022	352,308	18,076	3,493,752
President	2007	496,449	-	113,223	1,122,613	21,699	20,005	1,773,989
	2006	481,510	-	-	1,223,406	20,548	14,471	1,739,935
Elwyn G. Murray III	2008	509,627	-	199,577	809,415	352,308	17,368	1,888,295
Former EVP,	2007	457,584	-	106,165	805,088	21,699	19,859	1,410,395
Customer Development Officer	2006	386,246	-	-	540,692	16,497	9,417	952,852
Michael O. Moore (m)	2008	37,982	-	(59,939)	(1,133,000)	22,852	448,419	(683,686)
Former EVP, Chief Financial Officer	2007	391,763	-	59,939	693,408	17,143	83,552	1,245,805
	2006	380,260	-	-	439,592	16,159	106,486	942,497

(a) For Mr. Brouillard, the amount reported represents a payment of $200,000 in 2008, approved by the Board of Directors, that was awarded to Mr. Brouillard for the successful transition of executive leadership to Mr. Jackson. This payment was also in recognition of the fact that Mr. Brouillard did not participate in any management incentive plan or receive other benefits during his tenure as interim Chair, President, and CEO. The Company made one-time payments in April 2008 of $690,625 to Mr. Jackson and $163,350 to Mr. Norona according to their employment agreements for the 2007 bonus each of them would have earned under his former employer's executive bonus plan. The annual incentive payments to Messrs. Jackson and Norona for fiscal 2008 are included in this table under "Non-Equity Incentive Plan Compensation."

(b) Except for Mr. Brouillard, represents the dollar amounts recognized for the fair value of restricted stock granted during fiscal 2008 and 2007, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," or SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value is calculated using the closing price of the Company's stock on the date of grant. For additional information, refer to Note 16 of the Company's consolidated financial statements in the 2008 Form 10-K filed with the SEC on March 4, 2009. See the "2008 Grants of Plan-Based Awards" and "2008 Director Summary Compensation" tables in this proxy statement for information on stock awards granted in 2008. These amounts reflect the Company's accounting expense, and do not correspond to the actual value that will be realized by the named executive officers.

(c) Represents the dollar amounts recognized for the 2008, 2007 and 2006 fiscal years for the fair value of SARs and stock options granted in those years, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions, refer to Note 16 of the Company's consolidated financial statements in the 2008 Form 10-K filed with the SEC on March 4, 2009. See the "2008 Grants of Plan-Based Awards" and "2008 Director Summary Compensation" tables in this proxy statement for information on SARs granted in 2008. These amounts reflect the Company's accounting expense, and do not correspond to the actual value that will be realized by the named executive officers. For Mr. Wade, the amount reported for 2008 reflects the retirement provision with regard to equity award vesting as provided in Mr. Wade's employment agreement.

(d) Amounts in this column were paid to the named executives in February of 2007 and 2008 and March 2009, respectively, for the preceding fiscal year's performance according to the terms of the annual incentive plans in effect for each respective year.

(e) Includes company matching contributions according to the terms of the Company's 401(k) plan.

(f) Includes life insurance premiums paid by the Company for coverage equal to one time the executive's annual salary, which is the incremental cost required to cover a benefit stated in the terms of each executive's employment contract, with the exception of Mr. Brouillard, who did not have an employment agreement.

(g) Includes executive allowance reimbursements for 2008 as follows: Mr. Jackson - $17,500 for personal automobile use and financial planning; Mr. Norona - $9,730 for personal automobile use; Mr. Wade - $11,000 for personal automobile use; Mr. Murray - $11,000 for personal automobile use; and Mr. Freeland - $9,730 for personal automobile use. Information about these taxable perquisites is discussed under the heading "Other Compensation" in the Compensation Discussion and Analysis section of this proxy statement.

(h) This column also includes the value of any personal use of the Company aircraft calculated as the incremental cost to the Company and tax reimbursements related to personal use of the Company aircraft. Individual expenses related to plane use and any related tax reimbursements provided in accordance with the Company's plane use policy are reported for 2007 and 2006. 2008 reportable compensation was as follows: Mr. Jackson - $32,098 for plane use and $460 for related tax reimbursement; and for Mr. Norona - $460; Mr. Wade - $542; and Mr. Murray - $542, respectively, for tax reimbursement related to plane use. The incremental cost to the Company for personal use of Company aircraft is calculated based on the primary variable operating costs to the Company, including fuel, maintenance and other miscellaneous variable costs.

(i) For Mr. Brouillard, the amount reported for 2007 is the value of dividends earned on DSUs and converted to additional DSUs.

(j) From May 7, 2007 until January 7, 2008, Mr. Brouillard served as Interim Chair, President, and CEO. Effective January 7, 2008, Mr. Brouillard's tenure as Interim Chair, President, and CEO ended, and he became the non-executive Chair of the Board. Information included as Salary for Mr. Brouillard represents salary compensation he received while serving as the interim President and Chief Executive Officer and stock-based compensation he received in May 2007 and 2008. For 2008, the amounts shown in Stock Awards, Option or SAR Awards and All Other Compensation represent equity awards and fees earned by Mr. Brouillard in conjunction with his service as a non-employee director. See the "2008 Director Summary Compensation Table" in this proxy statement for information on stock awards to directors. No information is provided for 2006, while Mr. Brouillard served as a non-employee director, due to its lack of comparability with the 2007 and 2008 compensation.

(k) Stock awards and SARs reported for Mr. Jackson reflect the grants he received when he began his employment as our president and chief executive officer on January 7, 2008. Mr. Jackson received special equity grants valued in the amount of $6,351,000 related to his employment agreement under the Company's 2004 LTIP which were intended to replace stock value he forfeited when he left the employment of his former employer. Mr. Jackson did not receive a grant in February 2008. He and other employees received a grant in November 2008 under the new annual long-term incentive grant procedures established by the Compensation Committee in 2008. More details of Mr. Jackson's grants are provided in the "2008 Grants of Plan-Based Awards" table in this proxy statement.

(l) Stock awards and SARs reported for Mr. Norona reflect the grants he received when he began his employment as our chief financial officer on February 15, 2008. Mr. Norona received special equity grants valued in the amount of $2,125,000 related to his employment agreement under the Company's 2004 LTIP which were intended to replace stock value he forfeited when he left the employment of his former employer. Additionally, Mr. Norona received an annual equity grant on February 18, 2008 under the Company's 2004 LTIP valued at $750,000. He and other employees received a grant in November 2008 under the new annual long-term incentive grant procedures established by the Compensation Committee in 2008. More details of Mr. Norona's grants are provided in the "2008 Grants of Plan-Based Awards" table in this proxy statement.

(m) Mr. Moore is the former principal financial officer of the Company. His separation of employment was effective February 2, 2008. Mr. Moore's compensation attributed to stock and option awards is negative for 2008 as a result of the forfeiture of all awards in connection with his departure from the Company. Information provided in the "All Other Compensation" column includes severance payments of $447,529, which includes a relocation allowance of $63,000 and an associated tax gross-up payment in the amount of $6,844, paid during 2008 according to the terms of his employment agreement.

2008 Grants of Plan-Based Awards Table

The following table sets forth information concerning grants of cash and stock-based awards made under our employee compensation and incentive plans during 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards (b)			All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	All Other Option Awards: Number of Securities Underlying Options (#)(d)	Exercise Price of Option Awards ($) (e)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Brouillard (f)	5/20/2008	$ -	$ -	$ -	-	-	-	-	5,709	$ 38.94	$ 60,000
	5/20/2008	-	-	-	-	-	-	1,541	-	-	60,000
Mr. Jackson (g)	1/7/2008	300,000	1,200,000	2,400,000	-	-	-	-	225,000	37.28	2,250,000
	1/7/2008	-	-	-	-	-	-	110,000	-	-	4,100,800
	11/17/2008	-	-	-	-	56,594	169,785	-	169,785	25.81	1,293,762
	11/17/2008	-	-	-	-	5,569	16,709	16,709	-	-	431,259
Mr. Norona (h)	2/15/2008	62,500	250,000	500,000	-	-	-	-	50,000	33.66	441,500
	2/15/2008	-	-	-	-	-	-	50,000	-	-	1,683,000
	2/19/2008	-	-	-	-	-	-	-	63,561	33.80	563,150
	2/19/2008	-	-	-	-	-	-	5,547	-	-	187,489
	11/17/2008	-	-	-	-	15,994	47,983	-	47,983	25.81	365,630
	11/17/2008	-	-	-	-	1,574	4,722	4,722	-	-	121,875
Mr. Freeland (i)	2/19/2008	75,000	300,000	600,000	-	-	-	-	21,188	33.80	187,726
	2/19/2008	-	-	-	-	-	-	1,849	-	-	62,496
	2/19/2008	-	-	-	-	-	-	-	63,560	33.80	563,142
	2/19/2008	-	-	-	-	-	-	5,547	-	-	187,489
	11/17/2008	-	-	-	-	16,609	49,829	-	49,829	25.81	379,697
	11/17/2008	-	-	-	-	1,634	4,904	4,904	-	-	126,572
Mr. Wade (j)	2/19/2008	81,250	325,000	650,000	-	-	-	-	61,983	33.80	549,169
	2/19/2008	-	-	-	-	-	-	5,410	-	-	182,858
	11/17/2008	-	-	-	-	15,994	47,983	-	47,983	25.81	365,630
	11/17/2008	-	-	-	-	1,574	4,722	4,722	-	-	121,875
Mr. Murray (j)	2/19/2008	81,250	325,000	650,000	-	-	-	-	61,983	33.80	549,169
	2/19/2008	-	-	-	-	-	-	5,410	-	-	182,858
	11/17/2008	-	-	-	-	12,303	36,910	-	36,910	25.81	281,254
	11/17/2008	-	-	-	-	1,210	3,633	3,633	-	-	93,768
Mr. Moore (k)	12/31/2007	59,252	237,008	474,016	-	-	-	-	-	-	-

(a) The non-equity incentive plan information represents our 2008 annual incentive plan.

(b) For the November 17, 2008 grants of SARs and restricted stock, 75 percent of the target award amount will vest in approximately equal annual installments on each November 17 over a consecutive three-year period, with the first installment vesting on November 17, 2009. Our executives may receive the remaining 25 percent on March 1, 2012, following certification by the Committee of the achievement of a performance target of the Company during the 2009 through 2011 fiscal years. At the threshold level of Company performance, executives receive no additional SARs or shares of restricted stock. If the Company's performance exceeds the target level, executive officers may receive additional SARs and shares of restricted stock up to a maximum of 50 percent of the target level award. Our executives received 75 percent of target award value granted in the form of SARs and the remaining 25 percent granted in the form of shares of restricted stock.

(c) This column includes the number of shares of restricted stock awarded to each executive for each grant in 2008.

(d) This column includes the number of SARs awarded to each executive for each grant in 2008.

(e) Stock prices shown are the exercise price of any SARs grants based on the closing price of the Company's common stock on the date of grant.

(f) As Interim Chair, President and CEO, Mr. Brouillard did not participate in the employee incentive programs in 2008. All stock awards represent awards made to Mr. Brouillard for his service as a non-employee director.

(g) Effective upon Mr. Jackson's employment as our chief executive officer on January 7, 2008, Mr. Jackson received equity grants valued in the amount of $6,351,000 under the Company's 2004 LTIP to replace stock value he forfeited when he left the employment of his former company. This replacement equity consisted of 110,000 shares of restricted stock which will vest on the third anniversary of the effective date of the grant and 225,000 SARs. One fourth of the SARs vested immediately and may be exercised after January 8, 2009, and the remaining three fourths of the SARs vest in equal installments on the first, second and third anniversaries of the grant date. Mr. Jackson did not receive a grant in February 2008, when other long-term incentive grants were made to employees as part of our annual grant process. These equity awards were designed to directly link his interests with those of our stockholders.

(h) On February 15, 2008, Mr. Norona received special equity grants pursuant to his employment agreement that were intended to replace stock value he forfeited when he left his former employment. The equity grants were made under the Company's 2004

LTIP. The special grant consisted of 50,000 shares of restricted stock that will vest equally in one-third increments on the first, second and third anniversaries of the grant date and a special grant of 50,000 SARs. One fourth of the SARs were vested immediately with a one-year holding period before they may be exercised, and the remaining three fourths of the SARs vest in equal annual installments on the first, second and third anniversaries of the grant date. Effective February 19, 2008, Mr. Norona received equity grants under the Company's 2004 LTIP valued at $750,000 on date of grant consisting of 25 percent of the value issued in the form of 5,547 shares of restricted stock that vest annually in three equal installments commencing on the first anniversary of the grant date and 75 percent of the value issued in the form of 63,561 SARs that vest equally in three equal increments commencing on the first, second and third anniversaries of the grant date.

(i) On February 19, 2008, Mr. Freeland received two equity grants under the Company's 2004 LTIP. The first grant valued at $250,000 that was awarded to Mr. Freeland pursuant to the terms of his offer of employment. The special grant consisted of 1,849 shares of restricted stock which will vest on the third anniversary of the effective date of the grant and 21,188 SARs. The SARs vest equally in three equal increments commencing on the first, second and third anniversaries of the grant date. Mr. Freeland's second grant was awarded pursuant to the Company's annual grant policy. The shares reported under "All Other Stock Awards" represent shares of restricted stock. The SARs and restricted stock become exercisable in three approximately equal annual installments commencing on the first anniversary of the date of grant.

(j) For grants to Messrs. Wade and Murray in February 2008, the shares reported under "All Other Stock Awards" represent shares of restricted stock. SARs and restricted stock granted to Messrs. Wade and Murray in February 2008 become exercisable in three approximately equal annual installments commencing on the first anniversary of the date of grant.

(k) For grants to Mr. Moore, the amounts for non-equity incentive awards were paid to Mr. Moore according to the incentive plan in place for 2008 and paid in 2009 and pro-rated according to the terms of his employment agreement. No stock awards were granted to Mr. Moore in 2008.

The threshold, target and maximum non-equity incentive award amounts shown in the table represent the amounts to be paid if the Company's performance had met the respective level of one or more of the four applicable performance measures as more fully described in the "Compensation Discussion and Analysis" section of this proxy statement. The threshold, target and maximum equity incentive award amounts shown in the table represent the amounts to be paid if the Company's performance had met the respective level of one or more of the four applicable performance measures as more fully described in the "Compensation Discussion and Analysis" section of this proxy statement.

All restricted stock awards granted prior to November 2008 include voting rights and rights to receive dividend payments in the same amount as paid to our stockholders. Dividends and voting rights on unvested restricted stock awards are subject to forfeiture prior to vesting. The Company paid quarterly cash dividends of $0.06 per share in 2008. Only the time-vested portion of restricted stock awards granted in November 2008 include voting and dividend rights. All SAR grants have a term of seven years and must be settled in shares of Company stock.

Outstanding Equity Awards at 2008 Fiscal Year-End Table

The following table provides information concerning stock-based awards granted to our named executive officers that were outstanding at the end of our last fiscal year.

		Option Awards (a)					Stock Awards (b)			
									Equity Incentive Plan Awards:	
		Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Shares Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Market Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Name	Grant Date	(#)	(#)							
Mr. Brouillard (c)	5/24/2004	7,500	-	-	$ 28.07	5/24/2011	-	$ -	-	$ -
	5/23/2005	7,500	-	-	39.65	5/23/2012	-	-	-	-
	5/22/2006	5,000	2,500	-	38.35	5/22/2013	-	-	-	-
	5/21/2007	5,000	10,000	-	41.64	5/21/2014	-	-	-	-
	5/20/2008	-	5,709	-	38.94	5/20/2015	-	-	-	-
Mr. Jackson (d)	7/20/2004	7,500	-	-	24.55	7/20/2011	-	-	-	-
	5/23/2005	6,250	-	-	39.65	5/23/2012	-	-	-	-
	5/22/2006	5,000	2,500	-	38.35	5/22/2013	-	-	-	-
	5/21/2007	2,500	5,000	-	41.64	5/21/2014	-	-	-	-
	1/7/2008	56,250	168,750	-	37.28	1/7/2015	-	-	-	-
	1/7/2008	-	-	-	-	-	110,000	3,755,400	-	-
	11/17/2008	-	169,785	56,594	25.81	11/17/2015	-	-	-	-
	11/17/2008	-	-	-	-	-	16,709	570,445	5,569	190,126
Mr. Norona	2/15/2008	12,500	37,500	-	33.66	2/15/2015	-	-	-	-
	2/15/2008	-	-	-	-	-	50,000	1,707,000	-	-
	2/19/2008	-	63,561	-	33.80	2/20/2015	-	-	-	-
	2/19/2008	-	-	-	-	-	5,547	189,375	-	-
	11/17/2008	-	47,983	15,994	25.81	11/17/2015	-	-	-	-
	11/17/2008	-	-	-	-	-	4,722	161,209	1,574	53,736
Mr. Freeland	2/19/2008	-	84,748	-	33.80	2/20/2015	-	-	-	-
	2/19/2008	-	-	-	-	-	7,396	252,499	-	-
	11/17/2008	-	49,829	16,609	25.81	11/17/2015	-	-	-	-
	11/17/2008	-	-	-	-	-	4,904	167,423	1,634	55,785
Mr. Wade	8/18/2003	20,000	-	-	24.34	8/18/2010	-	-	-	-
	2/23/2004	135,000	-	-	26.21	2/23/2011	-	-	-	-
	2/22/2005	135,000	-	-	33.37	2/22/2012	-	-	-	-
	2/21/2006	70,000	35,000	-	40.45	2/21/2013	-	-	-	-
	2/20/2007	22,007	44,014	-	38.03	2/20/2014	-	-	-	-
	2/20/2007	-	-	-	-	-	6,574	224,436	-	-
	5/21/2007	-	-	-	-	-	5,000	170,700	-	-
	2/19/2008	-	61,983	-	33.80	2/20/2015	-	-	-	-
	2/19/2008	-	-	-	-	-	5,410	184,697	-	-
	11/17/2008	-	47,983	15,994	25.81	11/17/2015	-	-	-	-
	11/17/2008	-	-	-	-	-	4,722	161,209	1,574	53,736
Mr. Murray	4/20/2005	90,000	-	-	33.57	4/20/2012	-	-	-	-
	2/21/2006	60,000	30,000	-	40.45	2/21/2013	-	-	-	-
	2/20/2007	19,806	39,614	-	38.03	2/20/2014	-	-	-	-
	2/20/2007	-	-	-	-	-	5,916	201,972	-	-
	5/21/2007	-	-	-	-	-	5,000	170,700	-	-
	2/19/2008	-	61,983	-	33.80	2/20/2015	-	-	-	-
	2/19/2008	-	-	-	-	-	5,410	184,697	-	-
	11/17/2008	-	36,910	12,303	25.81	11/17/2015	-	-	-	-
	11/17/2008	-	-	-	-	-	3,633	124,031	1,210	41,309
Mr. Moore (e)	-	-	-	-	-	-	-	-	-	-

(a) Includes grants of stock options and SARs. With the exception of the special grants to Messrs. Jackson, Norona and Freeland, as described in the notes to the "2008 Grants of Plan-Based Awards Table" contained in this proxy statement, all stock options and time-based SARs vest in three equal annual increments commencing on the first anniversary date of the grant. The amounts shown for SARs granted in November 2008 represent the time-based portion of the grants and the performance-based portion of the grants at target level, respectively. The performance-based awards shown as Equity Incentive Plan Awards in this table will be eligible for exercise on March 1, 2012, following certification by the Committee of the achievement of a specified level of performance.

(b) Except for Mr. Brouillard, all stock awards listed in the table are awards of restricted stock. All restricted stock awards made prior to January 2008 vest on the third anniversary of the grant date. With the exception of the special grants to Mr. Jackson in January 2008 and to Messrs. Norona and Freeland in February 2008, as described in the notes to the "2008 Grants of Plan-Based Awards Table" contained in this proxy statement, all subsequent awards of time-based restricted stock vest in approximately equal one-third annual increments commencing on the first anniversary of the date of grant. The market value of the stock awards is reflective of the closing price of the Company's stock as of January 2, 2009 ($34.14), the last day that the Company's common stock was traded during fiscal 2008. The amounts shown for restricted stock awarded in November 2008 represent the time-based portion of the grants and the performance-based portion of the grants at target level, respectively. The performance-based awards shown as Equity Incentive Plan Awards in this table will be eligible for issuance on March 1, 2012, following certification by the Committee of the achievement of a specified level of performance.

(c) All stock options displayed for Mr. Brouillard are grants related to his service as a board member. Mr. Brouillard's option grant in 2007 was twice the normal level for a non-employee director as a result of his appointment to the position of Interim Chair, President and CEO in that year.

(d) For Mr. Jackson, all outstanding option awards granted prior to January 2008 were granted as part of his compensation as an independent director.

(e) Mr. Moore forfeited all vested and unvested stock options shortly after his separation from employment in February 2008 because they were unexercisable during the 90-day exercise period; accordingly, he had no outstanding stock incentives at the end of our fiscal year.

2008 Option Exercises and Stock Vested Table

The following table sets forth information with respect to our named executive officers who exercised stock options and vested in stock awards during 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Brouillard	-	$ -	1,541	$ 60,000
Mr. Jackson	-	-	-	-
Mr. Norona	-	-	-	-
Mr. Freeland	-	-	-	-
Mr. Wade	65,000	1,373,855	-	-
Mr. Murray	-	-	-	-
Mr. Moore	-	-	-	-

2008 Non-Qualified Deferred Compensation Table

The following table sets forth information with respect to our named executive officers concerning executive contributions to non-qualified deferred compensation plans during 2008. The Company does not make any contributions to these deferred compensation plans. Aggregate earnings information includes changes in market value of the investments plus any dividends received by the executive for their DSUs.

Name	Executive Contributions in Last FY (a) ($)	Registrant Contribution in Last FY ($)	Aggregate Earnings in Last FY (b) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Brouillard (c)	$ -	$ 60,000	$ 33,586	$ -	$ 203,654
Mr. Jackson	615,392		(27,331)	-	709,288
Mr. Norona	95,770		487	-	96,257
Mr. Freeland	-		-	-	-
Mr. Wade	100,002		4,470	-	518,661
Mr. Murray	-		-	-	-
Mr. Moore	4,558		(4,947)	39,921	-

(a) Additional information is provided under "Retirement Savings" in the Compensation Discussion and Analysis section of this proxy statement. Any amounts reported for "Executive Contributions" are also reported in the Summary Compensation Table of this proxy statement in the "Stock Awards" column for Mr. Brouillard and in the "Salary" column for other executives.

(b) Represents unrealized gains or losses on market-based investments selected by executives for their deferred compensation balances. For Mr. Brouillard and Mr. Jackson, the amounts reported include the value of dividends earned on DSUs and converted to additional DSUs and the change in overall value of DSUs based on the Company's stock price. Mr. Jackson's net loss reflects a $29,871 decrease in Company stock price, partially offset by earnings of $1,640 in investments in the deferred compensation plan.

(c) Deferred compensation for Mr. Brouillard represents the value of the compensation he has received in the form of DSUs for service as a director.

Potential Payments Upon Termination of Employment or Change in Control Table

The following table provides an estimate of the inherent value of the severance payments and benefits provided for in each of our named executive officer's employment agreement or other compensation arrangements described above, assuming termination of employment or change in control occurred on January 3, 2009, the last business day of our 2008 fiscal year. Mr. Brouillard does not have any reportable payments in the table because he did not have an employment agreement or other compensation as the Company's interim Chair, Chief Executive Officer and President that would have been triggered by termination of his employment.

Executive	Voluntary Termination without Good Reason; Involuntary Termination for Due Cause (a)	Disability	Death	Involuntary Termination without Due Cause or Voluntary Termination for Good Reason not related to a Change in Control (b)	Involuntary Termination without Due Cause or Voluntary Termination for Good Reason related to a Change in Control (c)
Mr. Jackson					
Cash Severance (d)	$ -	$ 1,440,000	$ 2,000,000	$ 2,000,000	$ 4,000,000
Stock Incentives (e) (f) (g)	-	6,401,708	6,401,708	-	6,401,708
Cont'd Medical Coverage (h)	-	8,917	-	8,917	8,917
Outplacement	-	-	-	12,000	12,000
Executive Choice	-	-	-	17,500	17,500
Life Insurance	-	-	800,000	-	-
Disability Insurance Payout (i)	-	480,000	-	-	-
Excise Tax Gross-Up	n/a	n/a	n/a	n/a	2,843,777
	$ -	$ 8,330,625	$ 9,201,708	$ 8,440,125	$ 13,283,902
Mr. Norona					
Cash Severance (d)	$ -	$ 373,500	$ 665,000	$ 665,000	$ 1,330,000
Stock Incentives (e)(f)(g)	-	2,683,859	2,683,859	-	2,683,859
Cont'd Medical Coverage(h)	-	8,917	-	8,917	8,917
Outplacement	-	-	-	12,000	12,000
Executive Choice	-	-	-	11,000	11,000
Life Insurance	-	-	415,000	-	-
Disability Insurance Payout (i)	-	249,000	-	-	-
Excise Tax Gross-Up	n/a	n/a	n/a	n/a	805,386
	$ -	$ 3,315,276	$ 3,762,859	$ 3,379,776	$ 4,849,162
Mr. Freeland					
Cash Severance (d)	$ -	$ 450,000	$ 800,000	$ 800,000	$ 1,600,000
Stock Incentives (e)(f)(g)	-	1,057,958	1,057,958	-	1,057,958
Cont'd Medical Coverage (h)	-	8,917	-	8,917	8,917
Outplacement	-	-	-	12,000	12,000
Executive Choice	-	-	-	11,000	11,000
Life Insurance	-	-	500,000	-	-
Disability Insurance Payout (i)	-	300,000	-	-	-
Excise Tax Gross-Up	n/a	n/a	n/a	n/a	830,591
	$ -	$ 1,816,875	$ 2,357,958	$ 1,889,875	$ 3,520,466
Mr. Wade					
Cash Severance (d)	$ -	$ 475,000	$ 825,000	$ 825,000	$ 1,650,000
Stock Incentives (e)(f)(g)	-	1,348,782	1,348,782	1,348,782	1,348,782
Cont'd Medical Coverage (h)	-	9,023	-	9,023	9,023
Outplacement	-	-	-	12,000	12,000
Executive Choice	-	-	-	11,000	11,000
Life Insurance	-	-	500,000	-	-
Disability Insurance Payout (i)	-	300,000	-	-	-
Excise Tax Gross-Up	n/a	n/a	n/a	n/a	-
	$ -	$ 2,132,805	$ 2,673,782	$ 2,205,805	$ 3,030,805
Mr. Murray					
Cash Severance (d)	$ -	$ 475,000	$ 825,000	$ 825,000	$ 1,650,000
Stock Incentives (e)(f)(g)	-	1,153,728	1,153,728	-	1,153,728
Cont'd Medical Coverage (h)	-	9,023	-	9,023	9,023
Outplacement	-	-	-	12,000	12,000
Executive Choice	-	-	-	11,000	11,000
Life Insurance	-	-	500,000	-	-
Disability Insurance Payout (i)	-	300,000	-	-	-
Excise Tax Gross-Up	n/a	n/a	n/a	n/a	767,144
	$ -	$ 1,937,751	$ 2,478,728	$ 2,010,751	$ 3,602,895
Mr. Moore (j)					
Cash Severance	$ -	$ -	$ -	$ 427,627	$ -
Cont'd Medical Coverage	-	-	-	7,437	-
Outplacement	-	-	-	12,000	-
Executive Choice	-	-	-	1,058	-
	$ -	$ -	$ -	$ 448,122	$ -

(a) Voluntary termination or termination for Due Cause makes an executive ineligible for any employment agreement benefits other than any rights he may have under the normal terms of other benefit plans. Executives must exercise vested long-term incentives within 90 days after the date of termination. The term "Due Cause" is defined in the agreements as (i) a material breach of the executive's obligations under the agreement or a material violation of any code or standard of conduct applicable to the Company's officers that is willful and deliberate and committed in bad faith and that has not been cured; (ii) a material violation of the loyalty obligations as provided in the agreement; (iii) the executive's willful engagement in bad faith conduct that is demonstrably and materially injurious to the Company (iv) a conviction of a crime of moral turpitude or a felony involving fraud, breach of trust, or misappropriation; or (v) a determination that the executive is in material violation of the Company's Substance Abuse Policy.

(b) The employment agreements provide that the executive's employment is deemed to be terminated by the Company without Due Cause if the executive elects to terminate his employment for Good Reason. The term "Good Reason" is defined in the agreement as: (i) a material diminution in the executive's total direct compensation; (ii) material diminution in the executive's authority, duties or responsibilities or those of his supervisors, (iii) the termination of the Executive Incentive Plan without a replacement plan or the material reduction of the executive's benefits without a similar reduction for other executives; or (iv) requiring the executive to be based more than 60 miles from the Company's office at which he was principally employed immediately prior to the date of the relocation. For Mr. Jackson, the definition of "Good Reason" includes failure of the Nominating Committee of the Board to renominate him for election as a director or the Board requiring that he no longer report to the Board. Upon termination of employment by the Company other than for Due Cause or by the executive for Good Reason, the executive is entitled to receive a cash "termination payment" which equals the sum of the executive's annual base salary, target bonus amount, and the prorated value of the annual Executive Choice Plan. The value of the target bonus amount included in the cash severance payment is the 2008 target bonus amount for each executive. In addition, the executive will receive outplacement services and certain medical benefits coverage.

(c) If, within 12 months of a change in control (as defined in our 2004 LTIP), the executive's employment is terminated by the Company other than for Due Cause or by the executive for Good Reason, the employment agreements provide that the executive will be entitled to a Change in Control Termination Payment equal to two times his base salary and two times his target bonus and the prorated value of the annual Executive Choice Plan. The value of the target bonus amount included in the cash severance payment is the 2008 target bonus amount for each executive. In addition, the executive will be entitled to a tax gross-up payment in the event that an excise tax is levied on the Change in Control payment.

(d) In the case of voluntary termination or termination for Due Cause, the executive would be ineligible to receive a cash severance payment because he would not have been actively employed on the date of distribution. In accordance with the employment agreements, if the executive's employment is terminated on account of death, the executive's beneficiary or estate is entitled to receive a lump sum payment equivalent to the executive's annual base salary and target bonus amount. In the event that employment is terminated on account of disability, the employment agreements provide that the executive is entitled to receive a cash severance amount equivalent to 30 percent of his annual base salary and his target bonus amount. The value of the target bonus amount included in the cash severance payment is the 2008 target bonus amount for each executive.

(e) Amounts shown here are calculated as the differences between the exercise price of the outstanding long-term stock-based incentives and the closing price of our stock at the end of our fiscal year ($34.14).

(f) The terms of executives' stock option and SAR agreements provide that all long-term stock-based incentives are 100 percent vested when a change in control occurs.

(g) The terms of executives' restricted stock awards provide that restricted stock becomes 100 percent vested when a change in control occurs.

(h) Amounts provided here represent the Company's cost of providing one year of healthcare coverage to the executive.

(i) Disability amounts shown consist of the amount the executives receive under the Company's qualified plan, and the cash severance.

(j) Mr. Moore's employment terminated prior to January 3, 2009. The amounts shown were paid to him in connection with his separation from employment in 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth our shares authorized for issuance under our equity compensation plans on January 3, 2009.

	Number of shares to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights [(a)]	Number of securities remaining available for future issuance under equity compensation plans[(b)]
Equity compensation plans approved by stockholders	7,188,000 [(c)]	$33.95	3,998,000
Equity compensation plans not approved by stockholders	-	-	-
Total	7,188,000	$33.95	3,998,000

(a) Includes weighted average exercise price of outstanding stock options and SARs only.
(b) Excludes shares reflected in the first column.
(c) Includes grants of stock options, SARs, performance-based SARs, restricted stock, performance-based restricted stock and deferred stock units.

NON-MANAGEMENT DIRECTOR COMPENSATION

Under our director compensation program, each non-management director receives annual compensation that is comprised of a combination of cash and equity-based compensation. Management directors do not receive any additional compensation for services as a director. Non-management directors receive an annual retainer of $25,000 and all additional applicable retainers or fees as set forth in the following table. Specific committee member information is provided in the "Corporate Governance" section of this proxy statement.

Board Participation Type	Retainer/Fee
Chair	$100,000
Audit Committee Chair	$ 15,000
Compensation Committee Chair	$ 10,000
Finance Committee Chair	$ 10,000
Nominating and Corporate Governance Committee Chair	$ 10,000
Board Meeting Attendance	$ 2,000
Telephonic Board Meeting Attendance	$ 1,000
Committee Meeting Attendance	$ 1,000
Telephonic Committee Meeting Attendance	$ 750

Each non-management director may elect to receive all or a portion of his or her annual retainer on a deferred basis in the form of DSUs. Each DSU is equivalent to one share of our common stock. Dividends paid by the Company are credited toward the purchase of additional DSUs. DSUs are payable in the form of common stock to participating directors over a specified period of time as elected by the participating director, or whenever their Board service ends, whichever is sooner.

In addition, each non-management director receives long-term equity incentives valued at $120,000 per year. The long-term incentives are awarded annually in the form of 50 percent in SARs and 50 percent in DSUs. Newly appointed Board members receive an initial grant valued at $120,000. Thereafter, annual stock-based compensation is granted to a director shortly after the date of the annual stockholder meeting. Each new director's first annual grant will be prorated based upon the number of days served as a director during the year preceding the first annual grant. SARs vest in three equal annual installments commencing on the first anniversary of the grant and expire after seven years. In May 2008, each director received long-term incentives valued at $120,000, which were granted in the form of 5,709 SARs and 1,541 DSUs. The SARs will vest in three equal annual installments commencing on the first anniversary of the grant date and expire after seven years. DSUs are fully vested upon grant but will not be available for distribution until the director's service on the Board ends.

2008 Director Summary Compensation Table

Information provided in the following table reflects the compensation delivered to non-management directors for our last fiscal year:

Name	Fees Earned or Paid in Cash (a) ($)	Stock Awards (b) ($)	Option Awards (c) ($)	Total ($)
John F. Bergstrom	$ 33,750	$ 60,000	$ 12,308	$ 106,058
John C. Brouillard (d)	159,167	60,000	111,085	330,252
Lawrence P. Castellani	39,750	60,000	173,883	273,633
Nicholas J. LaHowchic	49,250	60,000	68,483	177,733
William S. Oglesby	54,500	60,000	75,513	190,013
Gilbert T. Ray	54,750	60,000	80,535	195,285
Carlos A. Saladrigas	58,000	60,000	80,535	198,535
Francesca M. Spinelli	53,750	60,000	80,535	194,285
William Salter (e)	3,000	-	68,227	71,227

(a) Information includes paid or deferred board annual retainers, chair retainers and board and committee meeting fees paid to directors based on their respective meeting attendance during 2008. For Messrs. LaHowchic and Oglesby, amounts shown include $25,000 of their respective annual retainers deferred by them to the Company's DSU plan.

(b) Represents the dollar amounts recognized for the fair value of DSUs granted during fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," or SFAS 123R. The grant date fair value is calculated using the closing price of the Company's stock on the date of grant. The reported fair value is based on the number of units granted multiplied by the stock price ($38.94) on May 20, 2008, the grant date. For additional information, refer to Note 16 of the Company's consolidated financial statements in the 2008 Form 10-K filed with the SEC on March 4, 2009. These amounts reflect the Company's accounting expense and do not correspond to the actual value that will be realized by the directors.

(c) Represents the dollar amounts recognized during fiscal year 2008 for the fair value of SARs granted in 2008, as well as stock option grants in prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For Mr. Castellani, amounts shown include options awarded during his tenure as the Company's Chief Executive Officer. For fiscal 2008, the Company's directors received grants of SARs on May 20, 2008 with an exercise price of $38.94, the closing price of the Company's stock on the date of grant. The grant date fair value per SAR was $10.51. For information on the valuation assumptions, refer to Note 16 of the Company's consolidated financial statements in the 2008 Form 10-K filed with the SEC on March 4, 2009. These amounts reflect the Company's accounting expense, and do not correspond to the actual value that will be realized by the directors.

(d) Compensation reported for Mr. Brouillard includes normal board compensation fees paid to him after he became non-executive chair shortly after the start of 2008. Refer to the Summary Compensation Table for compensation paid to Mr. Brouillard while he served as Interim Chair, President, and Chief Executive Officer.

(e) Compensation reported for Mr. Salter includes normal board compensation fees paid to him in 2008 prior to his retirement from the Board in May 2008. He did not receive a grant of DSUs or SARs during 2008.

Directors' Outstanding Equity Awards at 2008 Fiscal-Year End

The following table provides information about non-management directors' outstanding equity as of the end of our last fiscal year:

Name	Outstanding Stock Options and SARs	Outstanding Deferred Stock Units
John F. Bergstrom	5,709	1,545
John C. Brouillard (a)	43,209	6,052
Lawrence P. Castellani (b)	266,209	3,217
Nicholas J. LaHowchic	20,709	4,180
William S. Oglesby	32,584	6,321
Gilbert T. Ray	41,959	5,108
Carlos A. Saladrigas	58,209	4,898
Francesca Spinelli	46,959	5,318
William L. Salter (c)	40,624	-

(a) Outstanding stock options for Mr. Brouillard reflect stock incentives awarded to him during his tenure as Interim Chair, President, and Chief Executive Officer which continue to vest during his service as a director.

(b) Outstanding stock options for Mr. Castellani reflect those awarded to him during his tenure as our past chief executive officer and chairman and other grants awarded to him under our director compensation arrangement, all of which continue to vest during his service as a director.

(c) Outstanding stock options for Mr. Salter reflect those awarded to him prior to 2008 during his tenure as a director.

INFORMATION CONCERNING OUR EXECUTIVE OFFICERS

The following table provides information about our executive officers as of March 30, 2009.

Name	Age	Position
Darren R. Jackson	44	Chief Executive Officer and Director
Jimmie L. Wade	54	President
Kevin P. Freeland	51	Chief Operating Officer
Michael A. Norona	45	Executive Vice President, Chief Financial Officer and Secretary
Jill A. Livesay	40	Senior Vice President, Controller
Michael Marolt	53	Senior Vice President, Customer Operations Excellence Officer
Keith A. Oreson	52	Senior Vice President, Human Resources
Charles E. Tyson	47	Senior Vice President, Merchandising
Kenneth A. Wirth, Jr.	50	Senior Vice President, Customer Experience Officer

Our executive officers are elected by and serve at the discretion of our Board. Set forth below is a brief description of the business experience of all executive officers other than Mr. Jackson, who is also a Director and whose business experience is set forth in the "Information Concerning Members of Our Board" section of this proxy statement.

Mr. Wade, President, joined us in February 1994 and has held his current position since January 2009. From February 2008 to January 2009, Mr. Wade served as Executive Vice President, Customer Development Officer, Commercial. From May 2005 until February 2008, Mr. Wade served as Executive Vice President, Business Development. Mr. Wade was named President in October 1999 and was named Chief Financial Officer in March 2000. He served as President and Chief Financial Officer through August 2003 and served as President until May 2005. Mr. Wade also served as our Secretary from March 2000 until April 2001. Prior to 1993, Mr. Wade was Vice President, Finance and Operations, for S.H. Heironimus, a regional department store company.

Mr. Freeland, Chief Operating Officer, joined us in February 2008 and has held his current position since January 2009. From February 2008 until January 2009, Mr. Freeland served as Executive Vice President, Merchandising, Supply Chain and Information Technology. Before joining Advance, Mr. Freeland was the President and Founder of Optimal Advantage, a boutique retail consulting firm, from September 2004 to February 2008. Prior to establishing his own business, Mr. Freeland spent eight years with Best Buy Co., Inc., a specialty retailer of consumer electronics, office products, appliances and software, serving as its Vice President of Inventory, Senior Vice President of Inventory and, ultimately, President of the Musicland Division. Mr. Freeland also spent eight years at Payless Shoe Source, a family footwear and accessories retail chain, in a variety of merchandising positions, including his final position as Vice President of Merchandise Distribution.

Mr. Norona, Executive Vice President, Chief Financial Officer and Secretary, joined us in February 2008. Before joining Advance, Mr. Norona served as the President of Financial Services for Best Buy Co., Inc., a national retailer of consumer electronics, office products, appliances and software, from March 2007 to February 2008. Prior to that position, he served Best Buy as Vice President of Financial Services from June 2006 until March 2007, as Vice President Finance-Retail Decision Support from May 2004 until June 2006, and as Vice President Finance-Shared Services from April 2002 until May 2004. Prior to April 2002, Mr. Norona served in escalating financial leadership roles, ultimately as head of Finance, with Future Shop, a Best Buy subsidiary. Mr. Norona holds the Professional Accounting Designation (CGA) and is a member of the Certified General Accountants of Canada.

Ms. Livesay, Senior Vice President, Controller, joined us in July 1995 and has served in her current position since July 2005. During her tenure at Advance, she has served in several leadership roles in accounting and finance. In January 2002, she became Vice President, Accounting, a position she held until October 2004, when she became Vice President, Controller. Prior to joining Advance, Ms. Livesay worked for KPMG LLP, a public accounting firm. Ms. Livesay is a certified public accountant.

Mr. Marolt, Senior Vice President, Customer Operations Excellence Officer, joined us in March 2008. Before joining Advance, he served as President and CEO, of eq-life, a firm that provides consulting services with health care systems to develop new retail health care products from February 2006 to February 2008. Prior to his position at eq-life, Mr. Marolt held multiple positions with increasing responsibilities at Best Buy Co. Inc., a national retailer of consumer electronics, office products, appliances and software, from 2002 to 2006, including Senior Vice President of Retail Operations and Services, Senior Vice President of Loss Prevention and Risk Management, Vice President of Loss Prevention and Risk Management, and Director of Loss Prevention and Risk Management.

Mr. Oreson, Senior Vice President, Human Resources, joined us in May 2005. Before joining Advance, Mr. Oreson served as Vice President of Human Resources for Frank's Nursery & Crafts, Inc., a lawn and garden products retailer, from 1998 to May 2005. From 1993 to 1997, he served as Senior Vice President, Human Resources for ARAMARK Uniform Services, a provider of food services, facilities management and uniform apparel. Prior to 1993, Mr. Oreson worked for Pizza Hut, a division of PepsiCo, where he held a variety of positions, ultimately serving as Division Director, Human Resources.

Mr. Tyson, Senior Vice President, Merchandising, joined Advance in March 2008. Prior to joining Advance, Mr. Tyson served as Senior Vice President, Merchandising and Technology with OfficeMax, Inc. from March 2005 to February 2008. Prior to joining OfficeMax, Mr. Tyson was President of Diversitech Group, an importer of hand and power tools from September 2001 to March 2005. Prior to that, he worked for Office Depot, Inc. from October 1997 to September 2001 where he held multiple positions with increasing responsibilities, including Senior Vice President, Merchandising and General Merchandising Manager; Senior Vice President, World Wide Global Sourcing; and Vice President, Divisional Merchandise Manager.

Mr. Wirth, Senior Vice President, Customer Experience Officer, joined us in 1983 and has held his current position since March 2008. He has served as a Store Manager, Division Manager, and since 1991 has held various Senior Vice President positions. Mr. Wirth most recently served as the Senior Vice President, Store Operations – Area 5. Prior to joining Advance, Mr. Wirth served in the United States Navy.

There are no family relationships among any of our executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us regarding the ownership of our common stock as of March 30, 2009 by:

- each person or entity that beneficially owns more than 5 percent of our common stock;
- each member of our Board;
- each of our executive officers named in the "Summary Compensation Table" included in the "Executive Compensation" section of this proxy statement; and
- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 30, 2009 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. The address of each beneficial owner for which an address is not otherwise indicated is: c/o Advance Auto Parts, Inc., 5008 Airport Road, Roanoke, Virginia 24012. Unless otherwise indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. We know of no agreements among our stockholders which relate to voting or investment power over our common stock or any arrangement that may at a subsequent date result in a change in control of the Company.

The percentages of common stock beneficially owned are based on 95,182,092 shares of our common stock outstanding at March 30, 2009.

	Shares beneficially owned	
Name of Beneficial Owner	**Number**	**Percentage**
Wellington Management Company, LLP[1] 75 State Street Boston, MA 02109	6,512,593	6.8%
FMR, LLC[2] 82 Devonshire Street Boston, MA 02109	5,760,031	6.0%
JPMorgan Chase & Co.[3] 270 Park Ave New York, NY 10017	5,124,631	5.4%
John F. Bergstrom [4]	4,451	*
John C. Brouillard [5]	40,915	*
Lawrence P. Castellani [6]	17,626	*
Darren R. Jackson [7]	347,077	*
Nicholas J. LaHowchic [8]	24,880	*
William S. Oglesby [9]	35,754	*
Gilbert T. Ray [10]	45,871	*
Carlos A. Saladrigas [11]	56,810	*
Francesca M. Spinelli [12]	47,481	*
Michael A. Norona [13]	106,456	*
Kevin P. Freeland [14]	93,699	*
Jimmie L. Wade [15]	511,381	*
Elwyn G. Murray, III [16]	243,077	*
Michael O. Moore	-	-
All executive officers and directors as a group (19 persons) [17]	1,934,131	2.0%

(1) Based solely on a Schedule 13G filed with the SEC by Wellington Management Company, LLC. Wellington Management Company, LLC, in its capacity as investment advisor, may be deemed to beneficially own 6,512,593 shares which are held of record by clients of the company, of which it has sole voting power of 5,196,203 shares.
(2) Based solely on a Schedule 13G filed with the SEC by FMR, LLC, ("FMR") and Edward C. Johnson, 3rd, all such shares are beneficially owned by or for entities: (a) Fidelity Management & Research Company, a registered investment advisor to various investment companies ("Fidelity Funds") and a wholly-owned subsidiary of FMR ("FM&RC"), (b) Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR and a registered investment advisor, (c) Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR and a bank and (d) Fidelity International Limited ("FIL"), a qualified institution. FM&RC is the beneficial owner of 3,835,476 shares. Mr. Johnson (Chairman of FMR), FMR (through its control of FM&RC) and Fidelity Funds each has sole dispositive power with respect to 3,835,476 shares. Neither Mr. Johnson nor FMR has the sole power to vote or direct the voting of the shares owned directly by Fidelity Funds. The sole voting power of all shares directly owned by Fidelity Funds resides with the Board of Trustees of such funds. PGALLC is the beneficial owner of 93,320 shares. Mr. Johnson and FMR (through its control of PGALLC) each has sole dispositive voting power with respect to 93,320 shares. PGATC is the beneficial owner of 966,760 shares. Mr. Johnson and FMR (through its control of PGATC) each have sole dispositive and voting power with respect to 966,760 shares. FIL is the beneficial owner of 864,475 shares of which it has sole dispositive power of 864,475 shares and sole voting power of 842,075 shares.
(3) Based solely on a Schedule 13G filed with the SEC by JPMorgan Chase & Co., all such shares are beneficially owned by JPMorgan Chase & Co. and its subsidiaries: JPMorgan Chase Bank, National Association, J.P. Morgan Investment Management Inc., JPMorgan Investment Advisors Inc. and JPMorgan Asset Management (UK) Ltd.
(4) Includes 1,548 shares of our common stock issuable with respect to DSUs and 1,903 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(5) Includes 6,064 shares of our common stock issuable with respect to DSUs and 34,403 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(6) Includes 3,223 shares of our common stock issuable with respect to DSUs and 14,403 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(7) Includes 126,709 shares of our common stock issuable with respect to restricted common stock; 31,618 shares of our common stock issuable with respect to DSUs and 138,750 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(8) Includes 4,356 shares of our common stock issuable with respect to DSUs and 14,403 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(9) Includes 6,333 shares of our common stock issuable with respect to DSUs and 26,278 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(10) Includes 5,118 shares of our common stock issuable with respect to DSUs and 35,653 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(11) Includes 4,907 shares of our common stock issuable with respect to DSUs and 51,903 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(12) Includes 5,328 shares of our common stock issuable with respect to DSUs and 40,653 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(13) Includes 41,754 shares of our common stock issuable with respect to restricted common stock and 46,187 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(14) Includes 10,451 shares of our common stock issuable with respect to restricted common stock and 28,248 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(15) Includes 19,903 shares of our common stock issuable with respect to restricted common stock and 459,675 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(16) Includes 240,274 shares of our common stock subject to options exercisable within 60 days of March 30, 2009.
(17) Includes 225,854 shares of our common stock with respect to restricted common stock; 71,579 shares of our common stock issuable with respect to DSUs; and 1,440,733 shares of our common stock subject to options and SARs beneficially owned and exercisable within 60 days of March 30, 2009 by our executive officers and directors.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS AND EXECUTIVE COMMITTEE

In an effort to align the interests of non-employee directors and members of management's Executive Committee more closely with the interests of stockholders, the Company's Board has adopted Stock Ownership Guidelines as follows:

Directors	Stock valued at 3 times their annual retainer
Chairman, President and CEO	Stock valued at 3 times their annual base salary
Other Executive Committee Members	Stock valued at 1 times their annual base salary

Incumbent Directors and Executive Committee Members are expected to achieve this level of stock ownership by the end of year 2012. Current Executive Committee Members who have been in their current positions for less than two years will be given an additional two years to reach the target ownership levels. Those individuals who do not achieve the required levels of ownership within the prescribed amount of time will be required to retain a designated percentage of the net shares received upon the exercise of any stock options or SARs until the guideline ownership levels have been reached.

Shares or units held by a director or an executive officer in any deferral plan are included in calculating the value of ownership to determine whether the minimum ownership requirement has been met. Currently, each director receives a portion of his or her annual retainer in the form of DSUs and is permitted to defer a portion of his or her cash retainer in the form of DSUs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires "insiders," including our executive officers, directors and beneficial owners of more than 10 percent of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the NYSE, and to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received by us, or written representations from reporting persons that no Forms 5 were required for those persons, we believe that our insiders complied with all applicable Section 16(a) filing requirements during fiscal 2008, with the following exceptions:

One transaction involving the acquisition of 5 DSU's by Mr. Oreson as a result of dividend reinvestment was reported late on a Form 5 filed after the end of fiscal 2008. One Form 4 to report two option exercises and 27 related sales of the underlying shares by Mr. Wade on the same day was filed three days late.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT BY THE AUDIT COMMITTEE OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009

Our Audit Committee has selected Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for fiscal 2009. Deloitte also served as our independent registered public accounting firm for fiscal 2008. You are being asked to ratify the appointment by our Audit Committee of Deloitte as our independent registered public accounting firm for fiscal 2009.

Members of Deloitte will be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If Deloitte should decline to act or otherwise become incapable of acting, or if Deloitte's engagement is discontinued for any reason, our Audit Committee will appoint another accounting firm to serve as our independent registered public accounting firm for fiscal 2009.

2008 and 2007 Audit Fees

The following table summarizes the aggregate fees billed by Deloitte for 2008 and 2007 for the following professional services:

	2008 ($ in thousands)	2007 ($ in thousands)
Audit Fees (a)	$1,588	$1,968
Audit-Related Fees	370	-
Tax Fees	-	-
All Other Fees	-	-
Total	$1,958	$1,968

(a) Fees for audit services billed in 2008 and 2007 consisted of:

- audit of our annual financial statements
- reviews of our quarterly financial statements
- attestation of management's assessment and effectiveness of internal controls as required by the Sarbanes-Oxley Act of 2002, Section 404
- statutory and regulatory audits, consents and other services related to SEC matters

The total fees we paid to Deloitte in 2008 were consistent with those amounts we paid in 2007. However, our audit fees decreased about 20 percent to $1,588,000. This decrease was primarily due to a reduction in our annual audit fee as well as services provided by Deloitte in 2007 pertaining to a financial systems upgrade and the adoption of Financial Interpretations No. 48, "Accounting for Uncertainty in Income Taxes." In 2008, Deloitte also provided audit-related due diligence services totaling $370,000 pertaining to a potential acquisition.

The Audit Committee is required by its charter to pre-approve audit services and permitted non-audit services to be performed by our independent registered public accounting firm. The Audit Committee approved all services provided by Deloitte during 2008.

In considering the nature of the services provided by Deloitte, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Deloitte and management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

OUR BOARD RECOMMENDS A VOTE *FOR* RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009.

AUDIT COMMITTEE REPORT

We are responsible for providing independent, objective oversight of Advance's accounting functions and internal controls and operate pursuant to a written charter approved by Advance's Board. We are comprised entirely of three independent directors who meet independence, experience and other qualification requirements of the NYSE listing standards, Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Advance's Board has determined the committee's current chair, Mr. Saladrigas, is the Audit Committee "financial expert," as defined by SEC rules.

Management is responsible for Advance's financial reporting process, including Advance's system of internal control, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Advance's independent registered public accounting firm, or "independent accountants," are responsible for auditing its consolidated financial statements and providing an opinion as to their conformity with accounting principles generally accepted in the United States as well as attesting and reporting on the effectiveness of its internal controls over financial reporting. Our responsibility is to monitor and review these processes. It is not our duty or responsibility to conduct auditing or accounting reviews or procedures. Consequently, in carrying out our oversight responsibilities, we shall not be charged with, and are not providing, any expert or special assurance as to Advance's financial statements, or any professional certification as to the independent accountants' work. In addition, we have relied on management's representation that the financial statements have been prepared with integrity and objectively in conformity with accounting principles generally accepted in the United States, and on the representations of independent accountants included in their report on Advance's financial statements.

During 2008 we met nine times, including five times via conference call. We schedule our meetings to ensure we have sufficient time to devote attention to all of our tasks. During 2008 and subsequent to the end of the year, we:

- appointed Deloitte & Touche LLP as the independent registered public accounting firm for fiscal year 2008;
- met with management and the independent accountants to review and discuss Advance's critical accounting policies and significant estimates;
- met with management and the independent accountants to review and approve the fiscal year 2008 audit plan;
- met regularly with both the independent accountants and members of internal audit outside the presence of management;
- met with management and the independent accountants to review the audited financial statements for the year ended January 3, 2009, and internal controls over financial reporting as of January 3, 2009;
- reviewed and discussed the quarterly and annual reports prior to filing with the SEC;
- reviewed and discussed the quarterly earnings press releases and other financial press releases;
- met with the Chief Internal Audit Executive to review, among other things, the audit plan, test work, findings and recommendations, and staffing;
- reviewed the processes by which risk is assessed and mitigated; and
- completed all other responsibilities under the Audit Committee charter.

We have discussed with the independent accountants the matters required by PCAOB AU 380, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board, and SEC Rule 2-07 of Regulation S-X, which includes a review of significant accounting estimates and Advance's accounting practices. In addition, we have received written disclosures and the letter from the independent accountants required by PCAOB Ethics and Independence Rule 3526, Communications with Audit Committees Concerning Independence, and discussed with the independent accountants their firm's independence.

Based upon our discussion with management and the independent accountants, and our review of the representations of management and the independent accountants, we recommended to the Board that the audited consolidated financial statements be included in Advance's annual report on Form 10-K for the year ended January 3, 2009.

We considered whether the independent accountants' provision of non-audit services to Advance is compatible with maintaining the independent accountants' independence, and have determined the provision of the non-audit services are compatible with the independent accountants' independence. Accordingly, we have approved retention of Deloitte as Advance's independent registered public accounting firm for fiscal year 2009.

We reviewed and reassessed the adequacy of the Audit Committee Charter and recommended changes, which were approved by the Board.

THE AUDIT COMMITTEE
Carlos A. Saladrigas, Chair
John C. Brouillard
Nicholas J. LaHowchic

OTHER MATTERS

A copy of our 2008 annual report to stockholders is being mailed to each stockholder of record together with this proxy statement. The annual report is not part of our proxy soliciting material.

By order of the Board of Directors,

M. Norona

Michael A. Norona
Executive Vice President,
Chief Financial Officer and Secretary

Roanoke, Virginia
April 14, 2009

Advance Auto Parts

Keep the wheels turning.

5008 AIRPORT ROAD
ATTN: CORPORATE SECRETARY
ROANOKE, VA 24012

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 19, 2009. Have the attached proxy card in hand when accessing the web site and follow the instructions to obtain records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
In order to reduce the costs incurred by Advance Auto Parts, Inc. in mailing proxy materials, a shareholder can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate agreement to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit voting instructions up until 11:59 P.M. Eastern Time on May 19, 2009. Have the attached proxy card in hand when calling and then follow the instructions.

VOTE BY MAIL
Mark, sign and date the attached proxy card and return it in the postage-paid envelope we have provided or return it to Advance Auto Parts, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If voting by Internet or by telephone, there is NO need to mail back the attached proxy card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: M12051 KEEP THIS PORTION

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

ADVANCE AUTO PARTS, INC.

Our Board of Directors recommends a vote "FOR" all Nominees listed in Proposal 1 and "FOR" Proposal 2.

Vote On Directors

	For All	Withhold All	For All Except
1. Elect seven Directors for a term expiring in 2010.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) John F. Bergstrom
02) John C. Brouillard
03) Darren R. Jackson
04) William S. Oglesby
05) Gilbert T. Ray
06) Carlos A. Saladrigas
07) Francesca M. Spinelli

Vote On Proposal

	For	Against	Abstain
2. Ratify the appointment by our audit committee of Deloitte & Touche LLP as our independent registered public accounting firm for 2009.	☐	☐	☐

3. Transact other business that may properly come before the meeting or any meetings held upon any postponement or adjournment of the meeting.

All proxies heretofore given or executed with respect to the shares of stock represented by this proxy are by the filing of this proxy, expressly revoked.

Our Annual Report to Stockholders and Proxy Statement for the 2009 Annual Meeting can be viewed on the Internet at http://www.AdvanceAutoParts.com

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

NOTE: Signature should conform exactly to name as stenciled hereon. Executors, administrators, guardians, trustees, attorneys and officers signing for a corporation should give full title. For joint accounts each owner must sign.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement/Annual Report are available at www.proxyvote.com.

M12052

- PROXY - Advance Auto Parts - PROXY -

Keep the wheels turning.

This Proxy is Solicited on Behalf of the Board of Directors of Advance Auto Parts, Inc.

THE UNDERSIGNED hereby appoints each of Darren R. Jackson and Michael A. Norona as a proxy with full power of substitution, to vote all shares of common stock of ADVANCE AUTO PARTS, INC. which the undersigned is entitled to vote at the 2009 Annual Meeting of Stockholders of ADVANCE AUTO PARTS, INC., to be held at The Hotel Roanoke & Conference Center, 110 Shenandoah Ave., NW, Roanoke, Virginia 24016 on Wednesday, May 20, 2009 at 8:30 a.m., local time (EDT), and any adjournments thereof, as specified by the undersigned, and to vote in his discretion on such other matters as may properly come before the meeting or any postponement or adjournment thereof.

WHEN PROPERLY EXECUTED THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1 and FOR PROPOSAL 2 AND IN THE DISCRETION OF THE PROXIES NAMED HEREIN ON ANY OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF. RECEIPT OF NOTICE OF ANNUAL MEETING AND PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IS HEREBY ACKNOWLEDGED.

Address Changes/Comments: ______________________________

____

(If any Address Changes/Comments have been noted above, please mark corresponding box on the reverse side.)

PLEASE SIGN ON REVERSE SIDE and mail in the enclosed, postage prepaid envelope.



Our parts transform cars.

OUR PEOPLE ARE TRANSFORMING OUR BUSINESS.

Advance Auto Parts

2008 Annual Report


SEVERE DUTY
Thomas
Remy
NEW STARTER

Chicago Commercial Team | ***Chicago, Illinois***
(including left to right: Dominic Petrulla CAM, Thomas Simpson CAM, Rob Lange CSM, Brian Jeeninga CAM, Greg Mattes CSM, Jose Rivera CAM)

The Chicago market hosts a great group of Commercial teams that know the meaning of hard work. The Commercial Area Managers (CAM) and Commercial Sales Managers (CSM) have built teams that know how to service their shops with legendary customer service. They're dedicated to training, developing and encouraging their teams and the proof is in the numbers. These groups held the #1 position for leading sales to budget in 2008 and managed to do it while posting a comparably high, budget-beating gross margin percentage. That's what you call a winning "wrench-up" attitude!

Retention & Satisfaction Scores


2006
2007
2008
37.2%
40.9%
61.3%
Team Member Retention
2008
Goal for 2009
65
70
Team Member Engagement (1)
2008
Goal for 2009
74
75
Customer Satisfaction for DIY (2)
2008
Goal for 2009
63
65
Customer Satisfaction for Commercial (2)

(1) The Team Member Engagement Survey measures our overall Team's engagement in our business direction.

(2) The Customer Satisfaction surveys measures the level of our customers' satisfaction with the service they receive in our stores.


Jose
BreatheEASY
MOOG
BWD
THERMO QUIET

The 4 Performance Gauges [1]


Industry $215
AAP $208
Leader $236
AAP Q407 $207

Sales Per Square Foot


Industry $548k
AAP 4Q07 $601k
Leader $511k
AAP $609k

SG&A Per Store [3]


Industry $13k
Leader $19.5k
AAP $9.5k
AAP Q407 $9.4k

Op Income Per Team Member


Industry 16.6%
AAP 14.0%
Leader 23.8%
AAP 4Q07
13.7%

ROIC% [2]

[1] Our fiscal 2008 financial results reported in the above performance gauges have been reported on a comparable operating basis to exclude the 53rd week of fiscal 2008 and a non-cash inventory adjustment. Excluding ROIC, refer to the "Selected Consolidated Financial Data" on page 17 of our 2008 Form 10-K included in this annual report for an explanation of the calculation of these metrics as well as the corresponding financial results reported on a GAAP basis. Return on invested capital ([2]ROIC) is defined as net operating profit after taxes divided by average invested capital.
[3] SG&A – Selling, General and Administrative expenses


Advance Auto Parts
Advance Auto Parts
OPEN
FREE
FREE
Mark
Advance Auto Parts

Mark Gonzalez, General Manager | ***Laredo, Texas***

Being part of America's pit crew means you're some of the best out there and one sure sign that your store is on the fast track to success is having Mark Gonzalez as your crew chief. Mark is the Manager of the #1 store in the country, which isn't easy to do but seems effortless when you talk to Mark. His store scored highest in the Team Calibration and Customer Satisfaction surveys, which was no small feat. If you ask Mark what the secret is he will tell you it's simple—make work fun. His entire team is also bilingual, which is a plus when communicating with customers!



I am honored on behalf of over 48,000 Advance Auto Parts Team Members to update you on our progress in 2008 and our opportunities for 2009 and beyond. During my first full year at Advance Auto Parts we have made measureable strategic and financial progress on our turnaround and transformation which are in their early phases.

2008 was a year of dramatic volatility in the economy, in the automotive industry, and in our business. Clearly, change is the only constant in business. Those who lead and embrace change survive and grow, while those who fight it or wait for it to pass become obsolete. Part of embracing change is identifying and pursuing possibilities even in the worst circumstances. Despite significant industry and economic challenges, our team is aggressively investing and driving the transformation of our business and revitalization of our culture and values.

We believe the current economic conditions continue to produce opportunities for us to grow our business long-term. Decreasing gas prices in late 2008 will take some pressure off our customers' pocketbooks. In addition, fewer new car sales means customers are keeping their vehicles longer, which increases the average age of vehicles and fuels the need to repair and maintain these vehicles.

Continued on next page



Adapting to market conditions speaks to the ability of a company to thrive and grow. We are adapting by continuing to focus on the following four key strategies that we launched in 2008 that will allow us to thrive in 2009 and beyond:

- **Commercial Acceleration** – Serving Commercial customers better than anyone else through superior delivery times, order accuracy and parts availability.
- **DIY Transformation** – Serving retail customers better than anyone else by providing products, services and support tailored to local market needs.
- **Availability Excellence** – Delivering the right parts to the right place at the right time – every time.
- **Superior Experience** – Consistently providing trademark "Legendary Customer Service" through a relentless focus on execution.

These strategies will enable us to become the leader in the automotive aftermarket in the face of turbulent economic times. Despite the current economic challenges, we are committed to meeting the expectations of our Team Members, customers and shareholders.

Continued on page 7


Donna
WEAREVER

Donna Clinger, General Manager | ***Roaring Spring, Pennsylvania***

If there's one Team Member who knows a thing or two about attachment selling, it's General Manager Donna Clinger. Donna understands the value of engaging with customers. When you understand the customer's project, it's easier to work with them and suggest additional items they'll need. One of her most memorable moments was turning a $173 transaction into a solution that totaled over $600 just by asking a few questions. That's how you keep the wheels turning!


Warranty
Ask Team Member
for details!
NEW
ITEM!
GEARWRENCH
Danny
Advance
Auto Parts
NOBODY BEATS ADVANCE PRICES!

Danny Clark, General Manager | ***Chelsea, Alabama***

General Manager Danny Clark knows how to run a well-oiled machine. In his case it's the #2 ranked store in the country based on the Team Calibration and Customer Satisfaction surveys. Danny believes it all comes down to good communication. Through listening and communicating, Danny's built an all-star team that knows how to work together. Every morning his team reviews the reports, where the store stands and what they can do to achieve their potential. Ask anyone on Danny's team and they'll tell you plain and simple—he keeps the team informed to keep the wheels turning.



Overall, I am pleased with our accomplishments in 2008 despite a tough economic environment that significantly deteriorated throughout the year. We celebrated many strategic and financial accomplishments in 2008 such as:

- We increased our market share primarily driven by four straight quarters of double-digit Commercial sales growth
- On a comparable operating basis, we achieved EPS growth of 16%
- Free cash flow increased 19% to $280 million
- Our Company's footprint was expanded by opening 109 new Advance stores and 18 new Autopart International stores
- We added trusted brands such as MOOG®, Wagner® and BWD® to our inventory assortment
- We added over $100 million in hard parts inventory upgrades in approximately 1000 stores
- Our first ever Team Member engagement and customer satisfaction surveys were completed
- Team Member retention improved to 61.3% from 41% in 2007
- We revolutionized our Team Member reward and recognition "systems" and focused our Company on unlocking our full human and financial potential to accelerate growth
- We took the first step towards creating a selling culture in our stores with the launch of customer-focused programs such as attachment selling
- We launched a new brand promise, "Keep the wheels turning"

Continued on next page


Advance
Auto Parts

These achievements were driven by the hard work and dedicated efforts of our 48,000 Team Members who helped us grow our Company's success and serve our customers better than anyone else. Throughout this Annual Report, you can see photos and read stories about some of our Team Members who are living examples of how we are growing and transforming our business.

2009 is the start of the second chapter of the AAP transformation story. With the changes in our Team Member reward and recognition systems and our continued emphasis on our four key strategies and living our core values, we are focused on unlocking the potential and accelerating the success of Advance and its' stakeholders.

We will continue to drive change, rather than be driven by it, and focus on reaching our full potential – for every store, every Team Member, with every customer. Our full potential can only be realized by having our Team Members focus on our customers, work together to embrace change and live our Company values:

1. Inspire and build the self confidence and success of every Team Member
2. Serve our customers better than anyone else – help them succeed
3. Grow the business and profitability with integrity

I'm excited about the opportunities ahead as we focus on accelerating to full potential!

Sincerely,

Darren R. Jackson, Chief Executive Officer

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and related financial information presented in this Annual Report have been prepared with integrity, consistency and objectivity and are the responsibility of the management of Advance Auto Parts, Inc. (the Company). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

The Company's consolidated financial statements have been audited by the independent registered public accounting firm, Deloitte & Touche LLP, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion as to whether such consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with members of Company management, the Company's internal audit department and the Company's independent registered public accounting firm to discuss accounting, auditing, control and other financial reporting matters. The committee is responsible for the oversight of the Company's internal audit department and independent registered public accounting firm.

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, in its Form 10-K filed on March 4, 2009 with the Securities and Exchange Commission. In addition, the Company's Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards.

DARREN R. JACKSON
CHIEF EXECUTIVE OFFICER

MICHAEL A. NORONA
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY


$3,770
$4,265
$4,617
$4,844
$5,142
04 05 06 07 08

Sales *(in millions)*


2,652
2,872
3,082
3,261
3,368
04 05 06 07 08

Number of Stores


$1,453
$1,555
$1,551
$1,527
$1,524
04 05 06 07 08

Average Sales Per Store[1]
(in thousands)


$1.66
$2.13
$2.16
$2.28
$2.65
04 05 06 07 08

Net Income per Diluted Share[1]

[1] Our fiscal 2008 financial results reported in the referenced charts have been reported on a comparable operating basis to exclude the 53rd week of fiscal 2008 and a non-cash inventory adjustment. Refer to the "Selected Consolidated Financial Data" on page 17 of our 2008 Form 10-K included in this annual report for an explanation of Average Sales per Store as well as the corresponding financial results reported on a GAAP basis.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

APR 15 2009

Washington, DC 110

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 3, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number 001-16797

Advance Auto Parts®

Keep the wheels turning.

ADVANCE AUTO PARTS, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**54-2049910** **(I.R.S. Employer Identification No.)**
5008 Airport Road **Roanoke, Virginia** (Address of Principal Executive Offices)	**24012** **(Zip Code)**

(540) 362-4911
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($0.0001 par value)	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 11, 2008, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the 95,066,907 shares of Common Stock held by non-affiliates of the registrant was $3,499,412,847, based on the last sales price of the Common Stock on July 11, 2008, as reported by the New York Stock Exchange.

As of March 2, 2009, the registrant had outstanding 94,999,986 shares of Common Stock, par value $0.0001 per share (the only class of common equity of the registrant outstanding).

Documents Incorporated by Reference:

Portions of the definitive proxy statement of the registrant to be filed within 120 days of January 3, 2009, pursuant to Regulation 14A under the Securities Exchange Act of 1934, for the 2009 Annual Meeting of Stockholders to be held on May 20, 2009, are incorporated by reference into Part III.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are usually identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "likely," "may," "plan," "position," "possible," "potential," "probable," "project," "projection," "should," "strategy," "will," or similar expressions. We intend for any forward-looking statements to be covered by, and we claim the protection under, the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are based upon assessments and assumptions of management in light of historical results and trends, current conditions and potential future developments that often involve judgment, estimates, assumptions and projections. Forward-looking statements reflect current views about our plans, strategies and prospects, which are based on information currently available.

Although we believe that our plans, intentions and expectations as reflected in or suggested by any forward-looking statements are reasonable, we do not guarantee or give assurance that such plans, intentions or expectations will be achieved. Actual results may differ materially from our anticipated results described or implied in our forward-looking statements, and may be due to a variety of factors. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Listed below and discussed elsewhere in this report are some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from any forward-looking statements made or implied in this report. These include, but are not limited to, the following:

- a decrease in demand for our products;
- deterioration in general economic conditions, including unemployment, inflation, consumer debt levels, energy costs and unavailability of credit leading to reduced consumer spending on discretionary items;
- our ability to develop and implement business strategies and achieve desired goals;
- our ability to expand our business, including locating available and suitable real estate for new store locations and the integration of any acquired businesses;
- competitive pricing and other competitive pressures;
- our overall credit rating, which impacts our debt interest rate and our ability to borrow additional funds to finance our operations;
- deteriorating and uncertain credit markets could negatively impact our merchandise vendors, as well as our ability to secure additional capital at favorable (or at least feasible) terms in the future;
- our relationships with our vendors;
- our ability to attract and retain qualified team members;
- the occurrence of natural disasters and/or extended periods of unfavorable weather;
- our ability to obtain affordable insurance against the financial impacts of natural disasters and other losses;
- high fuel costs, which impacts our cost to operate and the consumer's ability to shop in our stores;
- regulatory and legal risks, such as environmental or OSHA risks, including being named as a defendant in administrative investigations or litigation, and the incurrence of legal fees and costs, the payment of fines or the payment of sums to settle litigation cases or administrative investigations or proceedings;
- adherence to the restrictions and covenants imposed under our revolving and term loan facilities;
- acts of terrorism; and
- other statements that are not of historical fact made throughout this report, including the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

We assume no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the Securities and Exchange Commission, or SEC, and you should not place undue reliance on those statements.

PART I

Item 1. Business.

Unless the context otherwise requires, "Advance," "we," "us," "our," and similar terms refer to Advance Auto Parts, Inc., its predecessor, its subsidiaries and their respective operations. Our fiscal year consists of 52 or 53 weeks ending on the Saturday closest to December 31st of each year. Fiscal 2008 included 53 weeks of operations. All other fiscal years presented include 52 weeks of operations.

Overview

We operate primarily within the United States automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive chemicals for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). We currently are the second largest specialty retailer of automotive parts, accessories and maintenance items to "do-it-yourself," or DIY, and "do-it-for-me," or Commercial, customers in the United States, based on store count and sales.

We were founded in 1929 as Advance Stores Company, Incorporated and operated as a retailer of general merchandise until the 1980s. During the 1980s, we sharpened our focus to target sales of automotive parts and accessories to DIY customers. From the 1980s to the present, we have grown significantly as a result of comparable store sales growth, new store openings and strategic acquisitions. Since 1996, we have aggressively expanded our sales to Commercial customers through our commercial delivery program. Our parent company, Advance Auto Parts, Inc., was incorporated in 2001 in conjunction with the acquisition of Discount Auto Parts, Inc., or Discount. In 2005, we acquired Autopart International, Inc., or AI.

Our Internet address is www.AdvanceAutoParts.com. We make available free of charge through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at www.sec.gov.

Operating Segments

We operate in two reportable segments: Advance Auto Parts, or AAP, and AI. The AAP segment is comprised of our store operations within the United States, Puerto Rico and the Virgin Islands which operate under the trade names "Advance Auto Parts," "Advance Discount Auto Parts" and "Western Auto." The AI segment consists solely of the operations of Autopart International, Inc., which operates as an independent, wholly-owned subsidiary and primarily serves the Commercial market.

Financial information on our segments is included in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K. In addition, selected financial data for our segments is available in Note 18, *Segment and Related Information,* of the Notes to Consolidated Financial Statements, included in Item 15. *Exhibits, Financial Statement Schedules,* of this Annual Report on Form 10-K.

AAP Segment

At January 3, 2009, our 2008 fiscal year-end, we operated 3,243 AAP stores within the United States, Puerto Rico and the Virgin Islands. 3,215 stores were located throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operated under the "Advance Auto Parts" trade name except for certain stores in the state of Florida, which operated under the "Advance Discount Auto Parts" trade name. These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks. In addition, we operated 28 stores under the "Western Auto" and "Advance Auto Parts" trade names, located outside the United States, or Offshore.

AAP Stores

Store Overview. Our stores generally are located in freestanding buildings in areas with high vehicle traffic counts, good visibility and easy access to major roadways. We believe that our stores exhibit a customer-friendly format with the majority of our stores featuring an updated exterior and interior, bright lighting, and a well-designed and easily navigated floor plan. The average size of our stores is 7,400 square feet with the size of our typical new stores approximating 6,000 to 7,000 square feet. Our stores generally are open from 7:30 a.m. to 9:00 p.m. six days a week and 9:00 a.m. to 9:00 p.m. on Sundays and most holidays to meet the needs of our DIY and Commercial customers. We offer extended hours in a limited number of our stores, including 24 hours per day in certain stores.

Our stores carry a standard product offering of approximately 16,000 stock keeping units, or SKUs. Certain stores carry slightly more SKUs within centralized market locations where there is demand for a more customized assortment of merchandise. Additionally, some of our stores carry an additional customized assortment of 10,000 SKUs for same-day or next-day delivery to other select stores within the respective service area. The standard SKU offering within each of our stores is replenished from one of our eight distribution centers once per week on average.

We also utilize a network of Parts Delivered Quickly, or PDQ®, facilities and one Master PDQ® facility to ensure our stores have the right product at the right time for our customers' needs. Our PDQ® and Master PDQ® network of facilities provide our customers with an additional assortment of approximately 64,000 less common SKUs on a same-day or overnight basis. Lastly, our customers have access to over 280,000 SKUs by ordering directly from one of our vendors for delivery to a particular store or other destination as chosen by the customer.

Store team members utilize our proprietary point-of-sale, or POS, system, including a fully integrated electronic parts catalog to identify and suggest the appropriate quality and price options for the SKUs we carry, as well as the related products, tools or additional information that is required by our customers to complete their automotive repair projects properly and safely. We strive to be the leader in the automotive aftermarket industry in serving our customers by providing quality products at the right price and backed by a solid warranty and outstanding customer service. We offer many of the products in our stores at a good, better or best recommendation differentiated by price and quality.

The products offered in our stores include the following:

Filters	Alternators	Transmissions	Windshield Wipers
Radiators	Batteries	Clutches	Windshield Washer Fluid
Brake Pads	Shock Absorbers	Electronic Ignition Components	Floor Mats
Belts and Hoses	Struts	Engines	Steering Wheel Covers
Radiator Hoses	Suspension Parts	Oil and Transmission Fluid	Lighting
Starters	Spark Plugs	Antifreeze	Wash and Waxes

We also provide a variety of services free of charge to our customers including:

Battery installation	"How-To" Project Brochures	Electrical system testing
Wiper installation	"How-To" Video Clinics	Oil and battery recycling

Our retail stores are 100% company operated and are divided into three geographic areas. Each geographic area is managed by a senior vice president, who is supported by seven regional vice presidents. District managers report to the regional vice presidents and have direct responsibility for store operations in a specific district, which typically consists on average of 14 stores. Depending on store size and sales volume, each store is staffed by 8 to 16 team members under the leadership of a general manager. We offer training to our employees, who we refer to as Team Members. Team Member training includes formal classroom workshops, online seminars and certification by the National Institute for Automotive Service Excellence, or ASE, which is broadly recognized for training certification in the automotive industry. We also continue to increase the number of bilingual team members in our stores to better serve an increasingly diverse customer base.

Commercial Sales. Our commercial sales consist of sales to both our walk-in and delivery Commercial customers, which represented approximately 27% of our AAP sales in fiscal 2008. Since 1996, we have aggressively expanded our sales to Commercial customers through our Commercial delivery program. For delivered sales, we utilize our Commercial delivery fleet to deliver product from our store locations to our Commercial customers' place of business, including independent garages, service stations and auto dealers. Our stores are supported by a Commercial sales team who are dedicated to the development of our Commercial customers, which include national and regional accounts.

Under our Commercial Acceleration strategy, we are focused on increasing our Commercial sales at a faster pace in light of the favorable market dynamics. The Commercial team is led by a senior vice president who is building a sales force whose sole focus is on the Commercial customer. Initiatives include the addition of key product brands in our stores that are well recognized by our Commercial customers, as well as increasing the parts knowledge of our store Team Members. We believe these initiatives will enable us to gain more Commercial customers as well as increase our sales from existing customers who will use us as their "first call" supplier. At January 3, 2009, we had 2,755 AAP stores, or 85% of total AAP stores, with Commercial delivery programs, which was up slightly from 83% at December 29, 2007.

Store Development. Our store development program has historically focused on adding new stores within existing markets, remodeling or relocating existing stores and entering new markets. The addition of new stores, along with strategic acquisitions, has played a significant role in our growth and success. We believe the opening of new stores, and their strategic location in relation to our DIY and Commercial customers, will continue to play a significant role in our future growth and success. Additionally, we will continue to monitor existing stores based on cash flow, market importance and occupancy cost rates.

Our 3,243 AAP stores were located in the following states and territories at January 3, 2009:

Location	Number of Stores	Location	Number of Stores	Location	Number of Stores
Alabama	119	Maryland	72	Oklahoma	32
Arkansas	35	Massachusetts	54	Pennsylvania	158
Colorado	41	Michigan	91	Puerto Rico	27
Connecticut	36	Minnesota	16	Rhode Island	8
Delaware	7	Mississippi	58	South Carolina	125
Florida	457	Missouri	41	South Dakota	7
Georgia	229	Nebraska	20	Tennessee	142
Illinois	83	New Hampshire	11	Texas	177
Iowa	26	New Mexico	1	Vermont	7
Indiana	97	New Jersey	50	Virgin Islands	1
Kansas	24	New York	120	Virginia	167
Kentucky	91	North Carolina	234	West Virginia	66
Louisiana	61	North Dakota	4	Wisconsin	47
Maine	12	Ohio	186	Wyoming	3

The following table sets forth information concerning increases in the total number of our AAP stores during the past five years:

	2008	2007	2006	2005	2004
Beginning Stores	3,153	2,995	2,810	2,652	2,539
New Stores (1)	109	175	190	169	125
Stores Closed	(19)	(17)	(5)	(11)	(12)
Ending Stores (2)	3,243	3,153	2,995	2,810	2,652

(1) Does not include stores that opened as relocations of previously existing stores within the same general market area or substantial renovations of stores.

(2) Includes 2 and 7 stores not operating at December 30, 2006 and December 31, 2005, respectively, primarily due to hurricane damage.

Store Technology. Our store-based information systems, which are designed to improve the efficiency of our operations and enhance customer service, are comprised of a proprietary POS system and electronic parts catalog, or EPC, system. Information maintained by our POS system is used to formulate pricing, marketing and merchandising strategies and to replenish inventory accurately and rapidly. Our POS system is fully integrated with our EPC system and enables our store Team Members to assist our customers in their parts selection and ordering based on year, make, model and engine type of their vehicles. Our centrally-based EPC data management system enables us to reduce the time needed to (i) exchange data with our vendors and (ii) catalog and deliver updated, accurate parts information.

Our EPC system also contains enhanced search engines and user-friendly navigation tools that enhance our Team Members' ability to look up any needed parts as well as additional products the customer needs to complete their automotive repair project. If a hard-to-find part or accessory is not available at one of our stores, the EPC system can determine whether the part is carried and in-stock through our PDQ® system. Available parts and accessories are then ordered electronically from another store, PDQ® or Master PDQ® with immediate confirmation of price, availability and estimated delivery time.

We also support our store operations with additional proprietary systems. Our store-level inventory management system provides real-time inventory tracking at the store level. With the store-level system, store Team Members can check the quantity of on-hand inventory for any SKU, adjust stock levels for select items for store specific events, automatically process returns and defective merchandise, designate SKUs for cycle counts and track merchandise transfers. Our stores use radio frequency hand-held devices to help ensure the accuracy of our inventory. Our standard operating procedure, or SOP, system is a web-based, electronic data management system that provides our Team Members with instant and quick access to any of our standard operating procedures through a comprehensive on-line search function. Additionally, we utilize a labor scheduling system known as management planning and training, or MPT. All of these systems are tightly integrated and provide real-time, comprehensive information to store personnel, resulting in improved customer service levels, Team Member productivity and in-stock availability.

Store Support Center

Merchandising. Purchasing for virtually all of the merchandise for our stores is handled by our merchandise teams located in our store support center in Roanoke, Virginia and in our regional office in Minneapolis, Minnesota. In fiscal 2008, we purchased merchandise from over 400 vendors, with no single vendor accounting for more than 9% of purchases. Our purchasing strategy involves negotiating agreements with certain vendors to purchase merchandise over a specified period of time along with other terms, including pricing, payment terms and volume.

Our merchandising team is skilled in sourcing high quality products globally and maintaining consistent inventory levels. The merchandising team has developed strong vendor relationships in the industry and, in a collaborative effort with our vendor partners, utilizes a category management process. We believe this process, which develops a customer-focused business plan for each merchandise category, has been highly effective and is critical to improving comparable store sales, gross margin and inventory turns.

Our merchandising strategy is to carry a broad selection of high quality brand name automotive parts and accessories such as Bosch®, Castrol®, Sylvania®, Prestone®, Monroe®, Wagner®, Purolator®, Dayco®, Trico® and Federal-Mogul Moog®, or Moog®, which generates DIY customer traffic and also appeals to Commercial customers. In addition to these branded products, we stock a wide selection of high quality proprietary products that appeal to value conscious customers. These lines of merchandise include everything from chemical and wash-and-wax products to tools, batteries, parts and interior automotive accessories under various private label names.

Supply Chain. Our supply chain consists of centralized inventory management and transportation functions which support a logistics network of distribution centers, PDQ® warehouses and stores. Our inventory management team utilizes a replenishment system to monitor the distribution center, PDQ® warehouse and store inventory levels and orders additional product when appropriate while streamlining handling costs. Our replenishment system utilizes the most up-to-date information from our POS system as well as inventory movement forecasting based upon sales history, sales trends by SKU, seasonality and demographic shifts in demand. Our replenishment system combines these factors with service level goals, vendor lead times and cost of inventory assumptions to determine the timing and size of purchase orders. A significant portion of our purchase orders are sent via electronic data interchange, with the remainder being sent by computer generated e-mail or facsimile.

Our transportation team utilizes a transportation management system to efficiently manage incoming shipments to our distribution centers and stores. Benefits from this system include (i) reduced vendor to distribution center freight costs, (ii) visibility of purchase orders and shipments for the entire supply chain, (iii) a reduction in distribution center inventory, or safety stock, due to consistent transit times, (iv) decreased third party freight and billing service costs, (v) decreased distribution center to store freight costs and (vi) higher store in-stock position. We recently announced our plan to outsource our private fleet operations to two reputable dedicated carriers. We believe outsourcing our private fleet operations will allow us to focus resources on achieving our key strategies, improve our ability to manage transportation as we continue to grow and reduce costs.

We currently operate eight distribution centers. All of these distribution centers are equipped with our distribution center management system, or DCMS. Our DCMS provides real-time inventory tracking through the processes of receiving, picking, shipping and replenishing inventory at our distribution centers. The DCMS, integrated with technologically advanced material handling equipment, significantly reduces warehouse and distribution costs, while improving efficiency. This equipment includes carousels, "pick-to light" systems, radio frequency technology, voice technology and automated sorting systems. Through the continued implementation of our supply chain initiatives we expect to further increase the efficient utilization of our distribution capacity. We believe our current capacity will allow us to support in excess of 3,400 AAP stores. We plan to open a new distribution center in Indiana in 2010.

We currently offer approximately 60,000 SKUs to support all of our retail stores via our 15 stand-alone PDQ® warehouses and/or our eight distribution centers (all of which stock PDQ® items). Stores have system visibility to inventory in their respective PDQ® warehouses and distribution centers and can place orders to these facilities, or as an alternative, through an online ordering system to virtually any of the other facilities. Ordered parts are delivered to substantially all stores on a same day or next day basis through our dedicated PDQ® trucking fleet and third party carriers. Store inventories are replenished from our eight distribution centers. In addition, we operate a Master PDQ® warehouse that stocks approximately 26,000 incremental SKUs of harder-to-find automotive parts and accessories and utilizes our existing PDQ® distribution infrastructure and/or third party arrangements to provide next day service to substantially all of our stores.

Marketing & Advertising. We have an extensive marketing and advertising program designed to communicate our ability to meet consumers' needs through our merchandise offerings, parts assortment and availability, competitive prices, free services and commitment to customer service. Our marketing and advertising program is focused on establishing Advance Auto Parts as the primary resource for a customer's automotive needs. We reinforce our brand image through a mix of media that includes television, radio, promotional signage, outdoor media, print and our Internet site.

Our marketing and advertising plan is a brand-building program primarily built around television and radio advertising. The plan is supported by in-store signage, online advertising and print. Our television advertising is a combination of national and regional media in both sports and entertainment programming. Radio advertising generally airs during peak drive times. We use Spanish-language radio and television advertising to market to our Hispanic customers. Our advertising program is also supported through sponsorships of sporting events, racing teams and other grass-root level events intended to positively impact individual communities, including Hispanic and other ethnic communities, to create awareness and drive traffic for our stores. Since 2004, we have used an integrated consumer education program to build our image as not only the best source for parts, but also the best resource for vehicle information. Our goal with our consumer education initiative is to continue our long-term brand building success, increase customer loyalty and expand our customer base.

In February 2008, we launched a new branding campaign, "Keep the wheels turning." This campaign was developed based on a strategic review of our business as well as extensive research conducted with our customers and Team Members. We believe this campaign, which targets core DIY and Commercial customers, is differentiating Advance Auto Parts in our industry by positioning us as (i) the brand that best understands customers' needs, (ii) the source for brand name parts and products and (iii) the resource for expert advice and knowledge to help customers keep their vehicles running. The campaign includes creative and compelling television and radio commercials designed to drive sales and build an enduring, positive image of Advance Auto Parts with our targeted customers.

AI Segment

We acquired AI in September 2005. The acquisition included 61 stores throughout New England and New York, a distribution center and AI's wholesale distribution business. AI complements our growing presence in the Commercial market in the Northeast.

AI's business primarily serves the Commercial market, with an emphasis on import parts, from its store locations. In addition, its North American Sales Division serves warehouse distributors and jobbers throughout North America. We believe AI provides a high level of service to its Commercial customers by providing quality parts, unsurpassed customer service and efficient parts delivery. As a result of its extensive sourcing network, AI is able to serve its customers in search of replacement parts for both domestic and imported cars and light trucks with a greater focus on imported parts. The vast majority of AI's product is sold under its own proprietary brand. The AI stores offer approximately 11,000 SKUs with access to an additional 17,000 unique SKUs through its logistics network.

At January 3, 2009, we operated 125 stores under the "Autopart International" trade name in the following states throughout the Northeast:

Location	Number of Stores	Location	Number of Stores	Location	Number of Stores
Connecticut	17	New Hampshire	8	Pennsylvania	20
Delaware	1	New Jersey	14	Rhode Island	4
Maine	4	New York	23	Vermont	1
Massachusetts	33				

The following table sets forth information concerning increases in the total number of our AI stores:

	2008	2007	2006	2005
Beginning Stores	108	87	62	-
New Stores	18	21	25	62 [(1)]
Stores Closed	(1)	-	-	-
Ending Stores	125	108	87	62

(1) Of the 62 new stores in 2005, 61 stores were acquired in September 2005 as part of our AI acquisition.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months. In addition, our business can be affected by weather conditions. While unusually heavy precipitation tends to soften sales as elective maintenance is deferred during such periods, extremely hot or cold weather tends to enhance sales by causing automotive parts to fail at an accelerated rate.

Team Members

At March 2, 2009, we employed 27,396 full-time Team Members and 20,186 part-time Team Members. Our workforce consisted of 89% of our Team Members employed in store-level operations, 8% employed in distribution and 3% employed in our corporate offices. We have never experienced any labor disruption and are not party to any collective bargaining agreements. We believe that our Team Member relations are good.

Intellectual Property

We own a number of trade names and own and have federally registered several service marks and trademarks, including "Advance Auto Parts," "Western Auto," "Parts America," "Autopart International" and "PDQ" for use in connection with the automotive parts retailing business. In addition, we own and have registered a number of trademarks for our proprietary products. We believe that these trade names, service marks and trademarks are important to our merchandising strategy. We do not know of any infringing uses that would materially affect the use of these trade names and marks, and we actively defend and enforce them.

Competition

We operate in both the DIY and Commercial markets of the automotive aftermarket industry. Our primary competitors are (i) both national and regional retail chains of automotive parts stores, including AutoZone, Inc., O'Reilly Automotive, Inc. and The Pep Boys–Manny, Moe & Jack, (ii) discount stores and mass merchandisers that carry automotive products, (iii) wholesalers or jobber stores, including those associated with national parts distributors or associations, such as NAPA and Carquest, (iv) independent operators and (v) automobile dealers that supply parts. We believe that chains of automotive parts stores that, like us, have multiple locations in one or more markets, have competitive advantages in customer service, marketing, inventory selection, purchasing and distribution as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. The principal methods of competition in our business include store location, product offerings, availability, quality, price and customer service.

Environmental Matters

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing recycling of automotive lead-acid batteries and used automotive oil, and ownership and operation of real property. We sell consumer products containing hazardous materials as part of our business. In addition, our customers may bring automotive lead-acid batteries or used automotive oil onto our properties. We currently provide collection and recycling programs for used lead-acid batteries and used oil at all of our stores as a service to our customers. Pursuant to agreements with third party vendors, lead-acid batteries and used oil are collected by our Team Members, deposited onto pallets or into vendor supplied containers and stored by us until collected by the third party vendors for recycling or proper disposal. The terms of our contracts with third party vendors provide that they are in compliance with all applicable laws and regulations. Persons who arrange for the removal, disposal, treatment or other handling of hazardous or toxic substances may be liable for the costs of removal or remediation at any affected disposal, treatment or other site affected by such substances. Based on our experience, we do not believe that there are any material environmental costs associated with the current business practice of accepting lead-acid batteries and used oil as these costs are borne by the respective third parties.

We own and lease real property. Under various environmental laws and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. These laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. Other environmental laws and common law principles also could be used to impose liability for releases of hazardous materials into the environment or work place, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. From time to time, we receive notices from the Environmental Protection Agency and state environmental authorities indicating that there may be contamination on properties we own, lease or operate or may have owned, leased or operated in the past or on adjacent properties for which we may be responsible. Compliance with these laws and regulations has not had a material impact on our operations to date.

Item 1A. Risk Factors.

Risks Relating to Our Business

If overall demand for products sold by our stores slows or declines, our business, financial condition, results of operations and cash flows will suffer. Decreased demand could also negatively impact our stock price.

Overall demand for products sold by our stores depends on many factors and may slow or decrease due to any number of reasons, including:

- *the economy*, because during periods of declining economic conditions (including higher unemployment, lower wages, higher credit costs or unavailability of credit, and higher fuel or energy prices), both DIY and Commercial customers may defer vehicle maintenance or repair; conversely, during periods of favorable economic conditions, more of our DIY customers may pay others to repair and maintain their cars or they may purchase new cars;
- *the weather*, as vehicle maintenance may be deferred during periods of unfavorable weather;
- *the average duration of manufacturer warranties and the decrease in the number of annual miles driven,* because newer cars typically require fewer repairs and will be repaired by the manufacturer's dealer network using dealer parts; and lower vehicle mileage decreases the need for maintenance and repair (while higher miles driven increases the need);
- *the quality of vehicles manufactured,* because vehicles that have high part failure rates will require more frequent repairs using aftermarket parts; and
- *the refusal of vehicle manufacturers to make available diagnostic, repair and maintenance information* to the automotive aftermarket industry that our DIY and Commercial customers require to diagnose, repair and maintain their vehicles may force consumers to have all diagnostic work, repairs and maintenance performed by the vehicle manufacturers' dealer network.

If any of these factors cause overall demand for the products we sell to decline, our business, financial condition, results of operations and cash flows will suffer.

Deterioration in general economic conditions, including unemployment, inflation or deflation, consumer debt levels or unavailability of credit and high energy costs will likely have a negative impact on our customers' ability to purchase our products and our business, financial condition, results of operations and cash flows will suffer.

The deterioration in general macro-economic conditions that occurred during the fourth quarter of 2008 led many U.S. companies to announce plant closings and employee layoffs, which resulted in higher unemployment that may continue for a prolonged period of time. Unemployment of our customers or any decrease in the market value of their homes would have a negative impact on our customers' net worth and financial resources, and could reduce their willingness or ability to pay for accessories, maintenance or repair of their vehicles. Although the price of gasoline decreased substantially in November and December of 2008, the price of fuel or other energy resources may increase substantially in the future. Higher fuel and energy costs may reduce the amount of customers' disposable income available to purchase our products, as well as reduce the number of miles driven. Rising energy prices may impact demand for the products we sell, overall transaction count and our profitability. In addition, higher energy prices impact our merchandise distribution, commercial delivery, utility and product costs, and inflation or deflation could also result in a potentially material negative impact on our business, financial condition, profitability and cash flows.

If we are unable to compete successfully against other companies in the automotive aftermarket industry we may lose customers, our revenues may decline, and we may be less profitable or potentially unprofitable.

The sale of automotive parts, accessories and maintenance items is highly competitive in many ways, including name recognition, location, price, quality, product availability and customer service. We compete in both the DIY and Commercial categories of the automotive aftermarket industry, primarily with: (i) national and regional retail automotive parts chains, (ii) discount stores and mass merchandisers that carry automotive products, (iii) wholesalers or jobber stores, (iv) independent operators and (v) automobile dealers that supply parts. These competitors and the level of competition vary by market. Some of our competitors may possess advantages over us in certain markets we share, including a greater amount of marketing activities, a larger number of stores, store locations, store layouts, longer operating histories, greater name recognition, larger and more established customer bases, lower prices, and better product warranties. Our response to these competitive disadvantages may require us to reduce our prices below our normal selling prices or increase our promotional spending, which would lower revenue and profitability. Competitive disadvantages may also prevent us from introducing new product lines, require us to discontinue current product offerings, or change some of our current operating strategies. If we do not have the resources or expertise, or otherwise fail to develop successful strategies to address these competitive disadvantages, we may lose customers, our revenues and profit margins may decline and we may be less profitable or potentially unprofitable.

Disruptions in our relationships with vendors, or disruptions in or changes in our vendors' operations, could increase our cost of goods sold and/or affect the supply of automotive parts and supplies we sell.

Our business depends on developing and maintaining close relationships with our vendors and on our vendors' ability or willingness to sell quality products to us at favorable prices and terms. Many factors outside of our control may harm these relationships and the ability or willingness of these vendors to sell us products on favorable terms. For example, financial or operational difficulties that some of our vendors may face could increase the cost of the products we purchase from them or our ability to source product from them. In addition, the trend towards consolidation among automotive parts suppliers as well as the off-shoring of manufacturing capacity to foreign countries may disrupt or end our relationship with some vendors, and could lead to less competition and result in higher prices. We could also be negatively impacted by suppliers who might experience work stoppages, labor strikes or other interruptions to or difficulties in the manufacture or supply of the products we purchase from them.

Deteriorating and uncertain credit markets could negatively impact our vendors, as well as our liquidity and ability to secure additional capital at favorable cost-effective terms in the future.

Impact on the Company's Suppliers

During the fourth quarter of 2008, the Company, our suppliers (also referred to as vendors) and our customers were exposed to deteriorating and uncertain credit markets. The general decline in the economy and economic conditions could negatively affect our suppliers by making it difficult for them to obtain the credit lines or loans necessary to finance their operations in the short-term, or long-term.

Additionally, if any of the major U. S. automobile manufacturers files a petition in bankruptcy, or if other factors result in a substantial reduction in the number of new cars manufactured, or in a company-wide shut-down, it would likely have a material negative short-term (as well as potentially long-term) impact on the operations and cash flows of some of our suppliers. Any such negative impacts to our suppliers will likely result in the loss of certain suppliers and/or in higher product costs.

Impact on the Company

Supplier bankruptcies would likely decrease the production output and supply of domestic (and possibly foreign) automobile parts and accessories, thereby decreasing the availability and increasing the cost of our parts and accessories. We might not be able to pass our increased costs onto our customers. Any increased per unit costs of our suppliers, would likely result in the Company paying a higher per unit price for parts and accessories, potentially resulting in higher cost of goods sold, lower gross profit margins and reduced operating profits if such increased costs could not be passed onto our customers.

Our overall credit rating may be negatively impacted by the deteriorating and uncertain credit markets. (See Item 7., *Management's Discussion and Analysis of Financial Condition and Results of Operations* -- Credit Ratings.) The interest rates on our credit facilities are linked directly to our credit ratings. Accordingly, any negative impact on our credit rating would likely result in higher interest rates and interest expense we pay on borrowed funds. Additionally, we may be limited in our ability to borrow additional funds to finance our operations. In light of the uncertainty in the credit markets, it is possible that one or more of the banks that provides us with financing under our credit facilities may fail to honor the terms of our existing credit facilities or be financially unable to provide the unused credit. An inability to obtain sufficient financing at cost-effective rates could have a materially adverse affect on our business, financial condition, results of operations and cash flows.

We depend on the services of many qualified Team Members, whom we may not be able to attract and retain.

Our success depends to a significant extent on the continued services and experience of our Team Members. At March 2, 2009, we employed 47,582 Team Members. We may not be able to retain our current qualified Team Members, or attract and retain additional qualified Team Members that may be needed in the future. Our ability to maintain an adequate number of qualified Team Members is highly dependent on an attractive and competitive compensation and benefits package. If we fail or are unable to maintain such a package, our customer service and execution levels could suffer by reason of a declining quality of our workforce, which could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to successfully implement our business strategy, including increasing comparable store sales, enhancing our margins and increasing our return on invested capital, which could adversely affect our business, financial condition, results of operations and cash flows.

We have implemented numerous initiatives as part of our business strategy, including four key turnaround strategies introduced in 2008, to increase comparable store sales, enhance our margins and increase our return on invested capital in order to increase our earnings and cash flow. If we are unable to implement these initiatives efficiently and effectively, or if these initiatives are unsuccessful, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of our business strategy also depends on factors specific to the retail automotive parts industry and numerous other factors that may be beyond our control. Adverse changes in the following factors could undermine our business strategy and have a material adverse affect on our business, financial condition, results of operations and cash flow:

- general economic conditions, including the current U.S. recession which could continue into the future, and unfavorable conditions in our local markets, which could reduce our sales;
- the competitive environment in the automotive aftermarket parts and accessories retail sector that may force us to reduce prices below our desired pricing level or increase promotional spending;
- changes in the automotive aftermarket parts manufacturing industry, such as manufacturer consolidation or closures, which may disrupt or sever one or more of our supplier relationships and increase the cost of the parts and accessories we sell;
- our ability to anticipate changes in consumer preferences and to meet customers' needs for automotive products (particularly parts availability) in a timely manner;
- our ability to stimulate DIY customer traffic as well as grow our Commercial business; and
- our continued ability to hire and retain qualified personnel, which depends in part on the types of recruiting, training, compensation and benefit programs we adopt or maintain.

We will not be able to expand our business if our growth strategy is not successful, including the availability of suitable locations for new store openings or the successful integration of any acquired businesses, which could adversely affect our business, financial condition, results of operations and cash flows.

New Store Openings

We have increased our store count significantly from 814 stores at the end of fiscal 1997 to 3,368 stores at January 3, 2009. We intend to continue to increase the number of our stores and expand the markets we serve as part of our growth strategy, primarily by opening new stores. We may also grow our business through strategic acquisitions. We do not know whether the implementation of our growth strategy will be successful. The actual number of new stores to be opened and their success will depend on a number of factors, including, among other things:

- the availability of potential store locations;
- the negotiation of acceptable lease or purchase terms for new locations;
- the availability of financial resources, including access to capital at cost-effective interest rates; and
- our ability to manage the expansion and hire, train and retain qualified sales associates.

We are unsure whether we will be able to open and operate new stores on a timely or sufficiently profitable basis, or that opening new stores in markets we already serve will not harm existing store profitability or comparable store sales. The newly opened and existing stores' profitability will depend on the competition we face as well as our ability to properly merchandise, market and price the products desired by customers in these markets.

Acquisitions, Investments or Strategic Alliances

We may acquire stores or businesses from, make investments in, or enter into strategic alliances with companies that have stores or distribution networks in our current markets or in areas into which we intend to expand our presence. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by risks, including but not limited to:

- the difficulty of identifying appropriate strategic partners or acquisition candidates;
- securing adequate financing on cost-effective terms for acquisition or post-acquisition expenditures;
- the potential disruption to our ongoing business and diversion of our management's attention;
- inability or failure to discover liabilities prior to completion of an acquisition, including the assumption of legal liabilities;
- the difficulty of assimilating and integrating the operations of the respective entities to realize anticipated economic, operational or other favorable benefits;
- the inability to maintain uniform standards, controls, procedures and policies;
- inability or failure to retain key personnel from the acquired business; and
- the impairment of relationships with team members and customers as a result of changes in management.

We are unsure whether we will be successful in overcoming these risks or any other problems encountered with any acquisitions, investments, strategic alliances or related efforts. If we fail to successfully open and operate new stores or make strategic acquisitions or alliances, then our business, financial condition, results of operations and cash flows may be negatively impacted.

Because we are involved in litigation from time to time, and are subject to numerous laws and governmental regulations, we could incur substantial judgments, fines, legal fees and other costs.

We are sometimes the subject of complaints or litigation from customers, employees or other third parties for various actions. From time to time, we are involved in litigation involving claims related to, among other things, breach of contract, tortious conduct, employment discrimination, payment of wages, asbestos exposure, real estate, and product defects. The damages sought against us in some of these litigation proceedings are substantial. Although we maintain liability insurance for some litigation claims, if one or more of the claims were to greatly exceed our insurance coverage limits or if our insurance policies do not cover a claim, this could have a material adverse affect on our business, financial condition, results of operations and cash flows.

Additionally, we are subject to numerous federal, state and local laws and governmental regulations relating to environmental protection, product quality standards, building and zoning requirements, as well as employment law matters. If we fail to comply with existing or future laws or regulations, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

War or acts of terrorism, or the threat of either, may negatively impact the availability and cost of merchandise and our customers and adversely impact our sales and profitability.

War or acts of terrorism, or the threat of either, may have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to import into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

Furthermore, terrorist attacks, war in the Middle East, or war within or between any oil producing country would likely result in an abrupt increase in the price of crude oil, gasoline, diesel fuel and energy costs. Such price increases would increase the cost of doing business for us and our suppliers, and also would negatively impact our customers' disposable income and have an adverse impact on our business, sales, profit margins and results of operations.

Risks Relating to Our Financial Condition

The covenants governing our revolving and term loan facilities impose restrictions on us.

The terms of our revolving and term loan facilities include covenants that impose operating and financial restrictions on us and our subsidiaries and require us to meet certain financial ratios and conditions. These restrictions may also have a negative impact on our business, financial condition, results of operations and cash flows by significantly limiting or prohibiting us from engaging in certain transactions, including:

- incurring or guaranteeing additional indebtedness;
- making capital expenditures and other investments;
- incurring liens on our assets and engaging in sale-leaseback transactions;
- issuing or selling capital stock of our subsidiaries;
- transferring or selling assets currently held by us; and
- engaging in mergers or acquisitions.

The failure to comply with any of these covenants would cause a default under our credit facilities. Furthermore, our credit facilities contain certain financial covenants, including a maximum leverage ratio and a minimum coverage ratio, which, if not maintained by us, will cause us to be in default under our credit facilities. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less favorable or otherwise not acceptable to us.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The following table sets forth certain information relating to our distribution and other principal facilities:

Facility	Opening Date	Area Served	Size (Sq. ft.)[1]	Nature of Occupancy
Main Distribution Centers:				
Roanoke, Virginia	1988	Mid-Atlantic	433,681	Leased
Lehigh, Pennsylvania	2004	Northeast	635,487	Owned
Lakeland, Florida	1982	Florida	552,796	Owned
Gastonia, North Carolina	1969	South, Offshore	634,472	Owned
Gallman, Mississippi	2001	South	388,168	Owned
Salina, Kansas	1971	West, Midwest	413,500	Owned
Delaware, Ohio	1972	Northeast	480,100	Owned
Thomson, Georgia	1999	Southeast	374,400	Owned
Master PDQ® Warehouse:				
Andersonville, Tennessee	1998	All	115,019	Leased
PDQ® Warehouses:				
Youngwood, Pennsylvania	1999	East	39,878	Leased
Riverside, Missouri	1999	West	43,912	Leased
Guilderland Center, New York	1999	Northeast	40,950	Leased
Temple, Texas	1999	Southwest	61,343	Leased
Altamonte Springs, Florida	1996	Central Florida	10,000	Owned
Jacksonville, Florida	1997	Northern Florida and Southern Georgia	12,712	Owned
Tampa, Florida	1997	West Central Florida	10,000	Owned
Hialeah, Florida	1997	South Florida	12,500	Owned
West Palm Beach, Florida	1998	Southeast Florida	13,300	Leased
Mobile, Alabama	1998	Alabama and Mississippi	10,000	Owned
Atlanta, Georgia	1999	Georgia and South Carolina	16,786	Leased
Tallahassee, Florida	1999	South Georgia and Northwest Florida	10,000	Owned
Fort Myers, Florida	1999	Southwest Florida	14,330	Owned
Cleveland, Ohio	2008	Northeast Ohio	22,000	Leased
Chicago, Illinois[2]	2009	Northern Illinois, Wisconsin and Northern Indiana	45,485	Leased
Corporate/Administrative Offices:				
Roanoke, Virginia	1995	All	49,000	Leased
Roanoke, Virginia	2002	All	144,000	Leased
Minneapolis, Minnesota	2008	All	51,674	Leased
AI Properties:				
Norton, Massachusetts	2006	AI corporate office	30,000	Leased
Norton, Massachusetts	2006	New England, New York - AI	317,500	Leased

(1) Square footage amounts exclude adjacent office space.
(2) This facility opened in January 2009.

At January 3, 2009, we owned 633 of our stores and leased 2,735 stores. The expiration dates, including the exercise of renewal options, of the store leases are summarized as follows:

Years	AAP Stores	AI Stores	Total
2008-2009	24	1	25
2010-2014	235	62	297
2015-2019	616	32	648
2020-2029	815	30	845
2030-2039	790	-	790
2040-2056	130	-	130
	2,610	125	2,735

Item 3. Legal Proceedings.

We currently and from time to time are involved in litigation incidental to the conduct of our business, including litigation arising from claims of employment discrimination or other types of employment matters as a result of claims by current and former employees. Although we diligently defend against these claims, we may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if we believe settlement is in the best interests of our shareholders. The damages claimed against us in some of these proceedings are substantial. Although the amount of liability that may result from these matters cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our consolidated financial condition, future results of operations or cash flow.

Our Western Auto subsidiary, together with other defendants including automobile manufacturers, automotive parts manufacturers and other retailers, has been named as a defendant in lawsuits alleging injury as a result of exposure to asbestos-containing products. We and some of our other subsidiaries also have been named as defendants in many of these lawsuits. The plaintiffs have alleged that these products were manufactured, distributed and/or sold by the various defendants. To date, these products have included brake and clutch parts and roofing materials. Many of the cases pending against us or our subsidiaries are in the early stages of litigation. The damages claimed against the defendants in some of these proceedings are substantial. Additionally, some of the automotive parts manufacturers named as defendants in these lawsuits have declared bankruptcy, which will limit plaintiffs' ability to recover monetary damages from those defendants. Although we diligently defend against these claims, we may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if we believe settlement is in the best interests of our shareholders. We also believe that most of these claims are at least partially covered by insurance. Based on discovery to date, we do not believe the cases currently pending will have a material adverse effect on us. However, if we were to incur an adverse verdict in one or more of these claims and were ordered to pay damages that were not covered by insurance, these claims could have a material adverse effect on our operating results, financial position and liquidity. If the number of claims filed against us or any of our subsidiaries alleging injury as a result of exposure to asbestos-containing products increases substantially, the costs associated with concluding these claims, including damages resulting from any adverse verdicts, could have a material adverse effect on our operating results, financial position and liquidity in future periods.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "AAP." The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by the NYSE.

	High	Low
Fiscal Year Ended January 3, 2009		
Fourth Quarter	$ 37.37	$ 24.17
Third Quarter	$ 44.61	$ 36.75
Second Quarter	$ 41.74	$ 33.57
First Quarter	$ 37.99	$ 31.20
Fiscal Year Ended December 29, 2007		
Fourth Quarter	$ 40.73	$ 31.53
Third Quarter	$ 40.15	$ 29.51
Second Quarter	$ 43.62	$ 39.22
First Quarter	$ 40.80	$ 34.90

The closing price of our common stock on March 2, 2009 was $36.31. At March 2, 2009, there were 384 holders of record of our common stock (which does not include the number of individual beneficial owners whose shares were held on their behalf by brokerage firms in street name).

On February 15, 2006, our Board of Directors declared a quarterly cash dividend, the first in our history. The $0.06 per share quarterly cash dividend has been declared in each quarter since its inception in fiscal 2006. Any payments of dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements and other factors deemed relevant by our Board of Directors.

Stock Price Performance

The following graph shows a comparison of our cumulative total return on our common stock, the Standard & Poor's 500 Index and the Standard & Poor's 500 Specialty Retail Index. The graph assumes that the value of an investment in our common stock and in each such index was $100 on January 3, 2004, and that any dividends have been reinvested. The comparison in the graph below is based solely on historical data and is not intended to forecast the possible future performance of our common stock.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG ADVANCE AUTO PARTS, INC., S&P 500 INDEX AND S&P 500 SPECIALTY RETAIL INDEX



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
Jan 3, 2004
Jan 1, 2005
Dec 31, 2005
Dec 30, 2006
Dec 29, 2007
Jan 3, 2009
Advance Auto Parts
S&P 500 Index
S&P 500 Specialty Retail Index

Company / Index	Jan 3, 2004	Jan 1, 2005	Dec 31, 2005	Dec 30, 2006	Dec 29, 2007	Jan 3, 2009
Advance Auto Parts	**100**	107.30	160.13	131.88	142.46	128.29
S&P 500 Index	**100**	111.23	116.69	135.12	143.53	92.64
S&P 500 Specialty Retail Index	**100**	114.63	117.91	125.73	99.82	79.42

Item 6. Selected Consolidated Financial Data.

The following table sets forth our selected historical consolidated statement of operations, balance sheet and other operating data. Included in this table are key metrics and operating results used to measure our financial progress. The selected historical consolidated financial and other data at January 3, 2009 and December 29, 2007 and for the three years ended January 3, 2009 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this report. The historical consolidated financial and other data at December 30, 2006, December 31, 2005 and January 1, 2005 and for the years ended December 31, 2005 and January 1, 2005 have been derived from our audited consolidated financial statements and the related notes that have not been included in this report. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this report.

	Fiscal Year [1][2]				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$ 5,142,255	$ 4,844,404	$ 4,616,503	$ 4,264,971	$ 3,770,297
Cost of sales [3]	2,679,191	2,523,435	2,415,339	2,250,493	2,016,926
Gross profit	2,463,064	2,320,969	2,201,164	2,014,478	1,753,371
Selling, general and administrative expenses	2,048,137	1,904,540	1,797,814	1,605,986	1,424,613
Operating income	414,927	416,429	403,350	408,492	328,758
Interest expense	(33,729)	(34,809)	(35,992)	(32,384)	(20,069)
Gain (loss) on extinguishment of debt	-	-	986	-	(3,230)
Other income, net	(506)	1,014	1,571	2,815	289
Income from continuing operations before income taxes and loss on discontinued operations	380,692	382,634	369,915	378,923	305,748
Income tax expense	142,654	144,317	138,597	144,198	117,721
Income from continuing operations before loss on discontinued operations	238,038	238,317	231,318	234,725	188,027
Discontinued operations:					
Loss from operations of discontinued Wholesale Distribution Network	-	-	-	-	(63)
Benefit for income taxes	-	-	-	-	(24)
Loss on discontinued operations	-	-	-	-	(39)
Net income	$ 238,038	$ 238,317	$ 231,318	$ 234,725	$ 187,988
Per Share Data:[4]					
Income from continuing operations before loss on discontinued operations per basic share	$ 2.51	$ 2.30	$ 2.18	$ 2.17	$ 1.70
Income from continuing operations before loss on discontinued operations per diluted share	$ 2.50	$ 2.28	$ 2.16	$ 2.13	$ 1.66
Net income per basic share	$ 2.51	$ 2.30	$ 2.18	$ 2.17	$ 1.70
Net income per diluted share	$ 2.50	$ 2.28	$ 2.16	$ 2.13	$ 1.66
Cash dividends declared per basic share	$ 0.24	$ 0.24	$ 0.24	$ -	$ -
Weighted average basic shares outstanding	94,655	103,826	106,129	108,318	110,846
Weighted average diluted shares outstanding	95,305	104,654	107,124	109,987	113,222
Cash flows provided by (used in):					
Operating activities	$ 478,739	$ 410,542	$ 333,604	$ 321,632	$ 260,397
Investing activities	(181,609)	(202,143)	(258,642)	(302,780)	(166,822)
Financing activities	(274,426)	(204,873)	(104,617)	(34,390)	(48,741)

Balance Sheet and Other Financial Data:	Fiscal Year (1)(2) 2008	2007	2006	2005	2004
		(in thousands, except per share data and ratios)			
Cash and cash equivalents	$ 37,358	$ 14,654	$ 11,128	$ 40,783	$ 56,321
Inventory	$ 1,623,088	$ 1,529,469	$ 1,463,340	$ 1,367,099	$ 1,201,450
Inventory turnover(5)	1.70	1.69	1.71	1.75	1.74
Inventory per store(6)	$ 482	$ 469	$ 475	$ 476	$ 453
Accounts payable to inventory ratio(7)	57.2%	55.1%	53.2%	54.8%	53.7%
Net working capital(8)	$ 442,632	$ 456,897	$ 498,553	$ 406,476	$ 416,302
Capital expenditures	$ 184,986	$ 210,600	$ 258,586	$ 216,214	$ 179,766
Total assets	$ 2,964,065	$ 2,805,566	$ 2,682,681	$ 2,542,149	$ 2,201,962
Total debt	$ 456,164	$ 505,672	$ 477,240	$ 438,800	$ 470,000
Total net debt(9)	$ 439,394	$ 521,018	$ 500,318	$ 448,187	$ 433,863
Total stockholders' equity	$ 1,075,166	$ 1,023,795	$ 1,030,854	$ 919,771	$ 722,315
Selected Store Data:					
Comparable store sales growth (10)	1.5%	0.7%	1.6%	8.2%	6.0%
Number of stores at beginning of year	3,261	3,082	2,872	2,652	2,539
New stores	127	196	215	231	125
Closed stores	(20)	(17)	(5)	(11)	(12)
Number of stores, end of period	3,368	3,261	3,082	2,872	2,652
Relocated stores	10	29	47	54	34
Stores with commercial delivery program, end of period	2,880	2,712	2,526	2,254	1,945
Total commercial sales, as a percentage of total sales	29.5%	26.6%	25.0%	21.8%	18.4%
SG&A expenses per store *(in 000s)* (11)(12)	$ 618	$ 601	$ 604	$ 586	$ 549
Operating income per team member *(in 000s)* (13)	$ 9.02	$ 9.40	$ 9.29	$ 10.30	$ 9.01
Total store square footage, end of period	24,711	23,982	22,753	21,246	19,734
Average net sales per store *(in 000s)* (12)(14)	$ 1,551	$ 1,527	$ 1,551	$ 1,555	$ 1,453
Average net sales per square foot(12)(15)	$ 211	$ 207	$ 210	$ 209	$ 195
Gross margin return on inventory(16)	$ 3.56	$ 3.39	$ 3.38	$ 3.43	$ 3.18

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31st. All fiscal years presented are 52 weeks, with the exception of fiscal 2008, which consisted of 53 weeks.

(2) The statement of operations data for each of the years presented reflects the operating results of the wholesale distribution segment as discontinued operations.

(3) Cost of sales includes a non-cash obsolete inventory write-down of $37.5 million recorded in fiscal 2008 due to a change in our inventory management approach for slow moving inventory.

(4) Basic and diluted shares outstanding for each of the years presented gives effect to a 3-for-2 stock split effectuated by us in the form of a 50% stock dividend distributed on September 23, 2005.

(5) Inventory turnover is calculated as cost of sales divided by the average of beginning and ending inventories.

(6) Inventory per store is calculated as ending inventory divided by ending store count.

(7) Accounts payable to inventory ratio is calculated as ending accounts payable divided by ending inventory. Beginning in fiscal 2004, as a result of our new vendor financing program, we aggregate financed vendor accounts payable with accounts payable to calculate our accounts payable to inventory ratio.

(8) Net working capital is calculated by subtracting current liabilities from current assets.

(9) Net debt includes total debt and bank overdrafts, less cash and cash equivalents.

(10) Comparable store sales is calculated based on the change in net sales starting once a store has been open for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Beginning in fiscal 2008, we include in comparable store sales the net sales from stores operated in Puerto Rico and the Virgin Islands, or Offshore, and AI stores. The comparable periods have been adjusted accordingly. Fiscal 2008 comparable store sales exclude sales from the 53rd week.

(11) Selling, general and administrative, or SG&A, expense per store is calculated as total SG&A expenses divided by the average of beginning and ending store count. Excluding the SG&A impact of the 53rd week of fiscal 2008 of approximately $28.4 million, SG&A expenses per store in fiscal 2008 was $609.

(12) The ending store count and/or store square footage used in the calculation of the 2005 ratios has been weighted

for the period of the AI acquisition.

(13) Operating income per team member is calculated as operating income divided by an average of beginning and ending number of team members. Excluding the operating income impact of the 53rd week of fiscal 2008 of approximately $16.0 million and a $37.5 million non-cash obsolete inventory write-down, operating income per team member in fiscal 2008 was $9.49.

(14) Average net sales per store is calculated as net sales divided by the average of the beginning and the ending number of stores for the respective period. Excluding the net sales impact of the 53rd week of fiscal 2008 of approximately $89.0 million, average net sales per store in fiscal 2008 was $1,524.

(15) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. Excluding the net sales impact of the 53rd week of fiscal 2008 of approximately $89.0 million, average net sales per square foot in fiscal 2008 was $208.

(16) Gross margin return on inventory is calculated as gross profit divided by an average of beginning and ending inventory, net of accounts payable and financed vendor accounts payable. Excluding the gross profit impact of the 53rd week of fiscal 2008 of approximately $44.0 million and a $37.5 million non-cash obsolete inventory write-down, gross margin return on inventory in fiscal 2008 was $3.46.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data," our consolidated historical financial statements and the notes to those statements that appear elsewhere in this report. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Forward-Looking Statements" and "Risk Factors" elsewhere in this report.

Our fiscal year ends on the Saturday nearest December 31st of each year, which results in an extra week every several years (fiscal 2008 contained 53 weeks). Our first quarter consists of 16 weeks, and the other three quarters consist of 12 weeks, with the exception of the fourth quarter fiscal 2008 which contained 13 weeks due to our 53-week fiscal year in 2008.

Introduction

We operate primarily within the United States automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive chemicals for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). We currently are the second largest specialty retailer of automotive parts, accessories and maintenance items to "do-it-yourself," or DIY, and "do-it-for-me," or Commercial, customers in the United States, based on store count and sales. At January 3, 2009, we operated 3,368 stores throughout 40 states.

We operate in two reportable segments: Advance Auto Parts, or AAP, and Autopart International, or AI. The AAP segment is comprised of our store operations within the United States, Puerto Rico and the Virgin Islands which operate under the trade names "Advance Auto Parts," "Advance Discount Auto Parts" and "Western Auto." At January 3, 2009, we operated 3,243 stores in the AAP segment, of which 3,215 stores operated under the trade names "Advance Auto Parts" and "Advance Discount Auto Parts" throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores offer automotive replacement parts, accessories and maintenance items. In addition, we operated 28 stores under the "Western Auto" and "Advance Auto Parts" trade names, located in Puerto Rico and the Virgin Islands, or Offshore.

At January 3, 2009, we operated 125 stores in the AI segment under the "Autopart International" trade name. We acquired AI in September 2005. AI operates as an independent, wholly-owned subsidiary. AI's business primarily serves the Commercial market from its store locations. In addition, its North American Sales Division services warehouse distributors and jobbers throughout North America.

Management Overview

During fiscal 2008, in a challenging year of deteriorating macroeconomic conditions, we accelerated top-line sales growth by 6.1% and recorded earnings per diluted share of $2.50 compared to $2.28 in fiscal 2007. Our fiscal

2008 financial results included an extra week of operations (53rd week) as well as a non-cash obsolete inventory write-down of $37.5 million due to a change in inventory management approach for slow moving inventory. We continued to generate significant operating cash flow that allowed us to invest in business initiatives and return capital to shareholders through cash dividends and share repurchases.

Fiscal 2008 was a transitional year for Advance, which included several executive management changes and the introduction of key strategies and initiatives, as we embarked on a concentrated effort to drive changes in response to diminished sales and earnings growth during fiscal 2006 and 2007. In January 2008, Darren Jackson was appointed to the position of President and Chief Executive Officer. Mr. Jackson, who had previously served on our Board of Directors, Audit Committee and Finance Committee, had already been involved with management on the completion of certain strategic business assessments during fiscal 2007 and the formulation of key initiatives discussed below. In addition to our CEO, other new management leaders joined Advance in fiscal 2008 to work with existing leaders on developing and executing a turnaround plan.

Fiscal 2008 Highlights

Highlights from our fiscal 2008 include:

Financial

- We recorded earnings per diluted share of $2.50 compared to $2.28 for fiscal 2007. These results included approximately $0.10 of diluted earnings per share from the 53rd week as well as a reduction in diluted earnings per share of $0.25 from the non-cash obsolete inventory write-down. In addition to these items, our increase in earnings per share was driven by increased operating income, reduced interest expense and a lower outstanding share count as a result of 6.1 million shares having been repurchased during fiscal 2008.

- Total sales for fiscal 2008 increased 6.1% over fiscal 2007 to $5.14 billion, primarily driven by new store growth, the 1.7% impact of the 53rd week's sales ($88.8 million) on total sales and a comparable store sales increase of 1.5%. Our fourth quarter comparable sales increase of 3% was the highest in 11 quarters.

- We generated operating cash flow of $478.7 million for the year, an increase of $68.2 million over the comparable period in fiscal 2007, which was primarily driven by higher earnings and the impact of the 53rd week.

- During fiscal 2008, we repurchased 6.1 million shares of common stock for $216.5 million at an average price of $35.28 per share, of which 4.6 million shares were repurchased under our previous $500 million stock repurchase program.

Operational

- Executive management introduced four key turnaround strategies as the primary catalyst for our transformation and turnaround. These four strategies are:

    1. Commercial Acceleration
    2. DIY Transformation
    3. Availability Excellence
    4. Superior Experience

    A majority of the initiatives we began and/or completed during fiscal 2008 are centered around these four strategies, some of which are discussed in the following section.

- We retired the 2010 store format and related remodel program. In early fiscal 2009, we began an assessment of our store occupancy costs and a potential divestiture of approximately 40 to 55 stores in addition to our normal annual store closings that are strategically or financially delivering unacceptable results. These stores were assessed for impairment as of January 3, 2009 and no impairment was considered necessary at that time.

Update on Turnaround Strategies

Our favorable results during fiscal 2008 were in part being driven by progress on our key turnaround strategies. Each of the four strategies is at a different stage of implementation.

- **Commercial Acceleration**

The effectiveness of our Commercial Acceleration strategy is evident as we experienced double digit comparable sales increases over the last four quarters in Commercial sales. For fiscal 2008, we experienced a 12.1% Commercial comparable store sales increase. We continue to gain market share in a business that is very fragmented and still growing overall. We have added more parts to our stores with Commercial programs, including key brands which are highly respected and preferred by our Commercial customers. We are developing a sales force to drive our Commercial business, another key component of the Commercial Acceleration strategy. We are increasing the number of Commercial account managers and equipping them with tools to acquire new customers and increase the volume of existing customers' purchases. We are also testing other initiatives to roll out on a larger scale that meet the needs of our Commercial customers and drive shareholder value.

- **DIY Transformation**

The initial focus of the DIY Transformation strategy is to turnaround our current DIY sales trends utilizing targeted initiatives. Our DIY comparable store sales decrease was 2.3% in fiscal 2008 with our fourth quarter improving to a decrease of 1.1%. During fiscal 2008, we completed a 100-day assessment of our DIY business where a representative group of management and field team members worked together and concluded that we must continue to focus on initiatives such as parts availability, attachment selling, superior customer service, and the proper scheduling of team members. Additionally, we have identified certain operating areas where we are experiencing positive DIY sales results which provide us with an opportunity to utilize those best practices across the entire DIY business.

Our ability to achieve successful results in our Commercial Acceleration and DIY Transformation strategies is dependent on our Availability Excellence and Superior Experience strategies.

- **Availability Excellence**

The Availability Excellence strategy represents our commitment to enhance the breadth and depth of our parts availability in our stores, and the speed of our parts delivery, to better serve both our Commercial and DIY customers. This strategy incorporates our supply chain and logistics network capabilities, space management and merchandising initiatives. We are making progress on the parts availability initiative as the merchandising and inventory management teams partner with the Commercial and DIY teams to accelerate sales growth. As discussed in Commercial Acceleration, key brands of parts such as Moog® and Wagner® were added during fiscal 2008. We began the rollout of a custom mix inventory process chain-wide. In addition, we reviewed our inventory productivity and changed our inventory management approach for slow moving inventory. We intend to increase our inventory productivity by reducing the amount of slow moving inventory and utilizing vendor return privileges earlier in the life-cycle of our inventory which will allow us to add faster moving custom mix inventory. We believe this change in inventory management approach will accelerate sales, improve margins and increase inventory turnover.

Progress in other initiatives included the restructuring of our merchandising department into an integrated operating model, the completion of an initial phase of a new category management process and the roll-out of a new price optimization tool. As previously announced, we are also implementing an Oracle merchandising system over a multi-year period which will serve as a key upgrade to our current merchandising systems. We recently launched the Company's global sourcing capability and private brand strategy. In February 2009, we announced the outsourcing of our private vehicle fleet, which will allow more scheduling flexibility and reduce costs to help fund the expansion of our PDQ® network. We will continue to measure progress in our Availability Excellence strategy, using productivity metrics such as sales per square foot and gross margin return on inventory. See Item 6, *Selected Consolidated Financial Data*, for a presentation of these and other key metrics.

- **Superior Experience**

Superior Experience is centered around our store operations and providing superior customer service. We have begun to evaluate our customer service through the measurement of Team Member engagement and customer satisfaction. We believe we will gain valuable information from these results which will drive improvement in our results in future quarters. In the fourth quarter, we tested a new integrated operating model that demonstrated efficiencies in our Commercial delivery business and related acceleration in Commercial sales. This new staffing model will begin a phased-in rollout in the first quarter of 2009. The leaders of Superior Experience will be re-engineering the store experience and store operations as well as gaining a better understanding of what the customer ultimately wants.

Industry

The steep decline in consumer confidence, rapidly rising unemployment, the credit crisis and the single largest decline in annual miles driven presented challenges to retailers throughout fiscal 2008. More recently, retail industry comparable store sales represented the worst retail environment in 40 years. However, the automotive aftermarket industry will likely have an opportunity to benefit from the economic downturn because consumers are keeping their vehicles longer which increases the average age of vehicles and the need to repair and complete routine maintenance on those vehicles.

Although our fiscal 2008 results were positive, our outlook is cautious for fiscal 2009 given the current economic environment. We are still in the early stages of implementing our four key turnaround strategies. We are committed to making the necessary investments to help ensure our long-term success.

Store Development by Segment

The following table sets forth the total number of new, closed and relocated stores and stores with Commercial delivery programs during fiscal 2008, 2007 and 2006. We lease approximately 81% of our stores.

AAP

	Fiscal Year		
	2008	**2007**	**2006**
Number of stores at beginning of year	3,153	2,995	2,810
New stores	109	175	190
Closed stores	(19)	(17)	(5)
Number of stores, end of period[a]	3,243	3,153	2,995
Relocated stores	10	29	47
Stores with commercial delivery programs	2,755	2,604	2,439

AI

	Fiscal Year		
	2008	**2007**	**2006**
Number of stores at beginning of year	108	87	62
New stores	18	21	25
Closed stores	(1)	-	-
Number of stores, end of period	125	108	87
Stores with commercial delivery programs	125	108	87

(a) Includes 2 stores not operating at December 30, 2006, primarily due to hurricane damage.

During fiscal 2009, we anticipate adding approximately 75 AAP and 30 AI stores and closing 10 to 15 stores, excluding the stores that may be closed in connection with our store divestiture plan.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ materially from these estimates.

The preparation of our financial statements included the following significant estimates and exercise of judgment.

Vendor Incentives

We receive incentives from vendors as a result of purchasing and promoting their products through a variety of programs, including cooperative advertising allowances, volume rebates and other promotional incentives. We account for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Cooperative advertising allowances and volume rebates are earned based on inventory purchases and are initially recorded as a reduction to inventory. The deferred amounts are included as a reduction to cost of sales as the inventory is sold.

We recognize other promotional incentives earned under long-term agreements as a reduction to cost of sales. These incentives are recognized based on the cumulative net purchases as a percentage of total estimated net purchases over the life of the agreement. Our margins could be impacted positively or negatively if actual purchases or results from any one year differ from our estimates; however, the impact over the life of the agreement would be the same. Short-term incentives (terms less than one year) are generally recognized as a reduction to cost of sales over the course of the agreements.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date is included in Other current liabilities. Earned amounts that are receivable from vendors are included in receivables except for that portion expected to be received after one year, which is included in Other assets, net.

Inventory Reserves

We establish reserves for inventory shrink for our distribution centers based on historical results from our cycle counting program and actual results from our most recent cycle counts. For our store locations, we establish reserves for estimated shrink based on historical results from our cycle counting program and results of physical inventories, as adjusted for current economic conditions if necessary. Beginning in the third quarter of fiscal 2008, we began transitioning to a physical inventory process and had completed physical inventories in approximately one-third of our retail stores as of January 3, 2009.

An increase (or decrease) to our inventory reserves is recorded as an increase (or decrease) to our cost of sales. Our estimates of these shrink reserves depend on the results of the independent physical inventory counts and the accuracy of the cycle count program, which is dependent on compliance rates of our facilities and the execution of the required procedures. We evaluate the accuracy of our cycle program on an ongoing basis and believe it provides reasonable assurance for the established inventory shrink reserves. If estimates of our shrink reserves are inaccurate based on the inventory counts, we may be exposed to losses or gains that could be material.

We also have recorded reserves for potentially excess and obsolete inventories based on (i) current inventory levels, (ii) historical analysis of product sales and (iii) current market conditions. We provide reserves where less than full credit is expected from a vendor or where we anticipate that items will be sold at retail prices that are less than recorded cost. We have historically developed these estimates based on the determination of return privileges with vendors, the level of credit provided by the vendor and management's estimate of the discounts to be recorded, if any, required by market conditions. At the end of fiscal 2008, we reviewed our inventory productivity and changed our inventory management approach for slow moving inventory. As a result, we increased our reserve for excess and obsolete inventories by $34.1 million, excluding a LIFO and warehousing cost impact of $3.4 million.

Our total inventory reserves increased by $27.3 million in fiscal 2008 compared to fiscal 2007 primarily as a result of the increase to our excess and obsolete inventory reserve. Future changes by vendors in their policies or willingness to accept returns of excess inventory or changes in our inventory management approach for excess and obsolete inventory could require us to revise our estimates of required reserves and result in a negative impact on our consolidated statement of operations. A 10% difference in actual inventory reserves at January 3, 2009 would have affected net income by approximately $3.9 million for the fiscal year ended January 3, 2009.

Warranty Reserves

We offer limited warranties on certain products that range from 30 days to lifetime warranties; the warranty obligation on the majority of merchandise sold by us with a manufacturer's warranty is borne by our vendors. However, we have an obligation to provide customers free replacement of merchandise or merchandise at a prorated cost if under a warranty and not covered by the manufacturer. Merchandise sold with warranty coverage by us primarily includes batteries but may also include other parts such as brakes and shocks. We estimate and record a reserve for future warranty claims based on the historical return experience of the products sold and record any change as income or expense in the period the product is sold. If claims experience differs from historical levels, revisions in our estimates may be required, which could have an impact on our consolidated statement of operations.

Our warranty reserves increased by $10.9 million in fiscal 2008 compared to fiscal 2007. A portion of this obligation is funded by incentives from our vendors. The overall increase in our warranty reserves was primarily attributable to an increase in the quantity and cost of batteries sold during fiscal 2008 as well as an increase in related warranty claims. Effective December 30, 2007, the Company also began including in its warranty reserves the warranty obligation on certain other products sold in addition to batteries. A 10% change in the warranty reserves at January 3, 2009 would have affected net income by approximately $1.8 million for the fiscal year ended January 3, 2009.

Self-Insurance Reserves

We are self-insured for general and automobile liability, workers' compensation and the health care claims of our Team Members, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure. Our self-insurance program, started in 2001, has not reached full maturity. A reserve for liabilities associated with these losses is established for claims filed, claims incurred but not yet reported, projected future claims using actuarial methods followed in the insurance industry and our historical claims experience. Each year, our reserve for self-insurance increases over the prior year because each year adds an additional layer of reserves without an equal amount of prior year reserves being fully relieved. Generally, claims have historically taken several years to settle and thus are not relieved at the same rate as additional reserves are added each year. Our self-insurance reserves increased by $5.0 million in fiscal 2008 compared to fiscal 2007. This increase was primarily the result of the increase in the number of workers' compensation claims and automobile accident claims as well as an increase in the total cost to settle workers' compensation claims as compared to the prior year. Although the increase in self-insured reserves in fiscal 2008 is less than in fiscal 2007, the increase in the number of claims continues to be driven by overall growth, including an increase in total number of stores, employees and Commercial delivery vehicles.

While we do not expect the amounts ultimately paid to differ significantly from our estimates, our self-insurance reserves and corresponding selling, general and administrative expenses could be affected if future claim experience differs significantly from historical trends and actuarial assumptions. A 10% change in our self-insurance liabilities at January 3, 2009 would have affected net income by approximately $5.7 million for the fiscal year ended January 3, 2009.

Tax Reserves

The determination of our income tax liabilities is based upon the tax codes, regulations and pronouncements of the taxing jurisdictions in which we do business. Our income tax returns are periodically examined by those jurisdictions. These examinations include, among other things, auditing our filing positions, the timing of deductions and allocation of income among the various jurisdictions. At any particular time, multiple years are subject to examination by various taxing authorities.

In evaluating our income tax positions, we record reserves for potential exposures. These tax reserves are adjusted in the period actual developments give rise to such change. Those developments could be, but are not limited to: settlement of tax audits, expiration of the statute of limitations, the evolution of tax codes and regulations, along with varying applications of tax policy and administration within those jurisdictions.

These tax reserves contain uncertainties because management is required to make assumptions and apply judgment to estimate exposures associated with our various filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ and the company may be exposed to gains or losses that could be material. To the extent that actual results differ from our estimates, the effective tax rate in any particular period could be materially affected. Favorable tax developments would be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable tax developments would require an increase in our effective tax rate and a possible use of cash in the period of resolution. A 10% change in the tax reserves at January 3, 2009 would have affected net income by approximately $1.4 million for the fiscal year ended January 3, 2009.

Components of Statement of Operations

Net Sales

Net sales consist primarily of merchandise sales from our retail store locations to both our DIY and Commercial customers. Our total sales growth is comprised of both comparable store sales and new store sales. We calculate comparable store sales based on the change in store sales starting once a store has been opened for 13 complete accounting periods (approximately one year). We include sales from relocated stores in comparable store sales from the original date of opening. Beginning in fiscal 2008, we also include in comparable store sales the net sales from the Offshore and AI stores. The comparable periods have been adjusted accordingly. Fiscal 2008 comparable store sales exclude the effect of the 53rd week.

Cost of Sales

Our cost of sales consists of merchandise costs, net of incentives under vendor programs; inventory shrinkage, defective merchandise and warranty costs; and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by (i) variations in our product mix, (ii) price changes in response to competitive factors and fluctuations in merchandise costs, (iii) vendor programs, (iv) inventory shrinkage, (v) defective merchandise and warranty costs and (v) warehouse and distribution costs. We seek to minimize fluctuations in merchandise costs and instability of supply by entering into long-term purchasing agreements, without minimum purchase volume requirements, when we believe it is advantageous. Our gross profit may not be comparable to those of our competitors due to differences in industry practice regarding the classification of certain costs. See Note 2 to our consolidated financial statements elsewhere in this report for additional discussion of these costs.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses consist of store payroll, store occupancy (including rent and depreciation), advertising expenses, Commercial delivery expenses, other store expenses and general and administrative expenses, including salaries and related benefits of store support center team members, share-based compensation expense, store support center administrative office expenses, data processing, professional expenses, self-insurance costs and other related expenses. See Note 2 to our consolidated financial statements for additional discussion of these costs.

Consolidated Results of Operations

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated.

	Fiscal Year Ended		
	January 3, 2009	**December 29, 2007**	**December 30, 2006**
Net sales	100.0%	100.0%	100.0%
Cost of sales	52.1	52.1	52.3
Gross profit	47.9	47.9	47.7
Selling, general and administrative expenses	39.8	39.3	39.0
Operating income	8.1	8.6	8.7
Interest expense	(0.7)	(0.7)	(0.8)
Loss on extinguishment of debt	-	-	0.0
Other income, net	(0.0)	0.0	0.1
Income tax expense	2.8	3.0	3.0
Net income	4.6	4.9	5.0

Fiscal 2008 Compared to Fiscal 2007

Net Sales

Net sales for fiscal 2008 were $5,142.3 million, an increase of $297.9 million, or 6.1%, over net sales for fiscal 2007. The net sales increase was due to contributions from the 107 net new AAP and AI stores opened within the last year, $88.8 million in sales from the 53rd week and an increase in comparable store sales of 1.5%.

AAP produced sales of $4,976.6 million, an increase of $267.2 million, or 5.7%. AAP's sales increase was primarily driven by a 1.3% comparable store sales increase, $86.5 million in sales from the 53rd week and sales from the 90 net new stores opened within the last year. The AAP comparable store sales increase was driven by (i) an increase in average ticket sales and customer traffic in our Commercial business and (ii) an increase in average ticket sales by our DIY customers offset by a decrease in DIY customer count. AI produced sales of $165.7 million, an increase of $30.6 million, or 22.7%. AI's sales increase was primarily driven by a 9.2% comparable store sales increase, $2.3 million in sales from the 53rd week and sales from 17 net new stores opened within the last year.

We expect to experience similar trends during fiscal 2009 as we continue to realize benefits from our turnaround strategies partially offset by the continuation of a challenging macroeconomic environment.

Gross Profit

Gross profit for fiscal 2008 was $2,463.1 million, or 47.9% of net sales, as compared to $2,321.0 million, or 47.9% of net sales, in fiscal 2007, remaining flat. Gross profit reflects a reduction of $37.5 million, or 73 basis points, or bps, resulting from a non-cash obsolete inventory write-down due to a change in our inventory management approach for slow moving inventory. Offsetting this reduction in gross profit as a percentage of net sales were improvements in gross profit from more effective pricing, decreased inventory shrink, and higher sales from AI, which generated a higher gross profit rate. The impact on gross profit from the 53rd week was approximately $44 million and did not materially affect our gross profit rate.

SG&A

SG&A expenses for fiscal 2008 were $2,048.1 million, or 39.8% of net sales, as compared to $1,904.5 million, or 39.3% of net sales, for fiscal 2007, or an increase of 52 basis points. The increase in SG&A expenses as a percentage of sales was driven primarily by investments in strategic initiatives, increased incentive compensation and legal settlement costs partially offset by favorable medical costs. Our SG&A rate for fiscal 2008 was favorably impacted by approximately 14 bps from the 53rd week as a result of not including an additional week of fixed expenses that are typically expensed in a 52-week year.

Operating Income

Operating income for fiscal 2008 was $414.9 million, or 8.1% of net sales, as compared to $416.4 million, or 8.6% of net sales, in fiscal 2007, or a decrease of 53 basis points. AAP produced operating income of $410.7 million, or 8.3% of net sales, for fiscal 2008 as compared to $417.2 million, or 8.9% of net sales, in fiscal 2007. AI generated operating income for fiscal 2008 of $4.2 million as compared to an operating loss of $0.8 million in fiscal 2007. Operating income increased primarily due to AI's positive sales results for the year and a decrease in payroll expense as a percentage of sales. The Company's overall operating income was reduced by a non-cash obsolete inventory write-down of $37.5 million while results from the 53rd week contributed approximately $15.8 million to our operating income.

Interest Expense

Interest expense for fiscal 2008 was $33.7 million, or 0.7% of net sales, as compared to $34.8 million, or 0.7% of net sales, in fiscal 2007. The decrease in interest expense was a result of lower average borrowing rates partially offset by higher average outstanding borrowings as compared to fiscal 2007.

Income Taxes

Income tax expense for fiscal 2008 was $142.7 million, as compared to $144.3 million for fiscal 2007. Our effective income tax rate was 37.5% and 37.7% for fiscal 2008 and fiscal 2007, respectively.

Net Income & EPS

Net income for fiscal 2008 was $238.0 million, or $2.50 per diluted share, for fiscal 2008, as compared to $238.3 million, or $2.28 per diluted share, for fiscal 2007. As a percentage of sales, net income for fiscal 2008 was 4.6%, as compared to 4.9% for fiscal 2007. The increase in diluted earnings per share was primarily due to a reduced share count as a result of the shares repurchased during the last year. Net income and diluted earnings per share were reduced by the non-cash obsolete inventory write-down of $23.7 million (net of tax) and $0.25, respectively. Our results from the 53rd week contributed approximately $9.6 million of net income and earnings per diluted share of $0.10.

Fiscal 2007 Compared to Fiscal 2006

Net Sales

Net sales for fiscal 2007 were $4,844.4 million, an increase of $227.9 million, or 4.9%, over net sales for fiscal 2006. The net sales increase was due to an increase in comparable store sales of 0.8% and contributions from the 196 AAP and AI stores opened within the prior year. The comparable store sales increase was driven by an increase in average ticket sales and customer traffic in our Commercial business and an increase in average ticket sales by our DIY customers offset by a decrease in DIY customer count. AI produced sales of $135.0 million in fiscal 2007, an increase $23.9 million or 21.6%, compared to fiscal 2006. AI's sales increase was driven primarily by our acceleration of new-store growth through fiscal 2006 and 2007.

Gross Profit

Gross profit for fiscal 2007 was $2,321.0 million, or 47.9% of net sales, as compared to $2,201.2 million, or 47.7% of net sales, in fiscal 2006. The increase in gross profit as a percentage of net sales was due primarily to improved procurement costs, a positive shift in sales mix and lower logistics expense partially offset by strategic price changes associated with our focused effort on remaining competitive in the parts category.

SG&A

SG&A expenses for fiscal 2007 were $1,904.5 million, or 39.3% of net sales, as compared to $1,797.8 million, or 39.0% of net sales, for fiscal 2006. SG&A expenses increased as a percentage of sales primarily as a result of an increase in certain fixed occupancy costs and lower than anticipated sales growth, partially offset by reduced advertising expense.

Operating Income

Operating income for fiscal 2007 was $416.4 million, or 8.6% of net sales, as compared to $403.4 million, or 8.7% of net sales, in fiscal 2006. This decrease in operating income, as a percentage of net sales, was reflective of higher selling, general and administrative expenses partially offset by an increase in gross profit. AAP produced operating income of $417.2 million, or 8.9% of net sales, for fiscal 2007 as compared to $402.3 million, or 8.9% of net sales, in fiscal 2006. AI generated an operating loss for fiscal 2007 of $0.8 million as compared to operating income of $1.1 million in fiscal 2006. This decrease in operating income was primarily driven by lower than anticipated sales, additional expenses associated with the transition to AI's new distribution center early in fiscal 2007 and the reinvestment of resources to accelerate AI's store growth and roll out of certain AI branded product.

Interest

Interest expense for fiscal 2007 was $34.8 million, or 0.7% of net sales, as compared to $36.0 million, or 0.8% of net sales, in fiscal 2006. The decrease in interest expense was a result of lower average outstanding borrowings and lower average borrowing rates as compared to fiscal 2006.

Income Taxes

Income tax expense for fiscal 2007 was $144.3 million, as compared to $138.6 million for fiscal 2006. Our effective income tax rate was 37.7% and 37.5% for fiscal 2007 and 2006, respectively.

Net Income & EPS

We generated net income of $238.3 million, or $2.28 per diluted share, for fiscal 2007, as compared to $231.3 million, or $2.16 per diluted share, for fiscal 2006. As a percentage of sales, net income for fiscal 2007 was 4.9%, as compared to 5.0% for fiscal 2006.

Quarterly Consolidated Financial Results (in thousands, except per share data)

	16-Weeks Ended 4/21/2007	12-Weeks Ended 7/14/2007	12-Weeks Ended 10/6/2007	12-Weeks Ended 12/29/2007	16-Weeks Ended 4/19/2008	12-Weeks Ended 7/12/2008	12-Weeks Ended 10/4/2008	13-Weeks Ended 1/3/2009
Net sales	$ 1,468,120	$ 1,169,859	$ 1,158,043	$ 1,048,382	$ 1,526,132	$ 1,235,783	$ 1,187,952	$ 1,192,388
Gross profit	709,403	562,861	555,113	493,592	743,451	600,838	577,119	541,656
Net income	76,101	68,424	59,040	34,752	82,086	75,386	56,155	24,411
Net income per share:								
Basic	$ 0.72	$ 0.64	$ 0.58	$ 0.35	$ 0.86	$ 0.79	$ 0.59	$ 0.26
Diluted	$ 0.71	$ 0.64	$ 0.57	$ 0.35	$ 0.86	$ 0.79	$ 0.59	$ 0.26

Liquidity and Capital Resources

Overview of Liquidity

Our primary cash requirements to maintain our current operations include payroll and benefits, the purchase of inventory, contractual obligations, capital expenditures as well as the payment of quarterly cash dividends. In addition, we have used available funds to repurchase shares of common stock under our stock repurchase program and to repay borrowings under our credit facility. We have funded these requirements primarily through cash generated from operations, supplemented by borrowings under our credit facilities as needed. We believe funds generated from our expected results of operations, available cash and cash equivalents, and available borrowings under our revolving credit facility will be sufficient to fund our primary obligations for the next fiscal year.

At January 3, 2009, our cash and cash equivalents balance was $37.4 million, an increase of $22.7 million compared to fiscal year-end 2007. This increase resulted from additional cash flows from operating activities (including higher comparable store sales) and lower capital expenditures, partially offset by an increase in expenditures for financing activities (including the return of capital to our shareholders through the payment of dividends and the repurchase of common stock during fiscal 2008). Additional discussion of our cash flow results is set forth in the *Analysis of Cash Flows* section.

At January 3, 2009, our outstanding indebtedness was $49.5 million lower when compared to December 29, 2007 and consisted of borrowings of $251.5 million under our revolving credit facility, $200.0 million under our term loan, $4.0 million outstanding on an economic development note and $0.7 outstanding under other financing arrangements. Additionally, we had $101.3 million in letters of credit outstanding, which reduced our total availability under the revolving credit facility to $397.2 million.

In light of the uncertainty in the credit markets, it is possible that one or more of the banks in our revolving credit facility syndicate may be unable to provide our remaining available credit. We have 15 lenders participating in our revolving credit facility, each with a commitment of not more than 15% of the total $750 million commitment. Furthermore, all of these lenders have met their contractual funding commitments to us through January 3, 2009. An inability to obtain sufficient financing at cost-effective rates could have a materially adverse impact on our business, financial condition, results of operations and cash flows.

Capital Expenditures

Our primary capital requirements have been the funding of our continued store expansion program, including new store openings and store acquisitions, store relocations, store remodels prior to fiscal 2008, maintenance of existing stores, the construction and upgrading of distribution centers, and the development of proprietary information systems and purchased information systems. Our capital expenditures were $185.0 million in fiscal 2008, or $25.6 million less than fiscal 2007, primarily due to a reduction in store development. During fiscal 2008, we opened 109 AAP and 18 AI stores, remodeled five AAP stores and relocated 10 AAP stores.

Our future capital requirements will depend in large part on the number of and timing for new stores we open or acquire within a given year and the investments we make in information technology and logistics networks. During fiscal 2009, we anticipate adding 75 new AAP and 30 new AI stores. We will relocate and remodel only in the normal course of business. We retired the 2010 store format and related remodel program during fiscal 2008.

We also plan to make continued investments in the maintenance of our existing stores and logistics network as well as investing in new information systems to support our turnaround strategies, including the implementation of an Oracle merchandising system over a multi-year timeframe. In 2009, we anticipate that our capital expenditures will be approximately $180.0 million to $200.0 million.

Vendor Financing Program

Historically, we have negotiated extended payment terms from suppliers that help finance inventory growth, and we believe that we will be able to continue financing much of our inventory growth through such extended payment terms. We have a short-term financing program with a bank for certain merchandise purchases. In substance, the program allows us to borrow money from the bank to finance purchases from our vendors. This program allows us to further reduce our working capital invested in current inventory levels and finance future inventory growth. At January 3, 2009 and December 29, 2007, $136.4 million and $153.5 million, respectively, was payable to the bank by us under this program.

We are anticipating the balance in financed vendor accounts payable to diminish as we transition our merchandise vendors to a customer-managed services arrangement, or vendor program, entered into during the fourth quarter of fiscal 2008. Under this vendor program, a third party provides an accounts payable tracking system which facilitates participating suppliers' ability to finance our payment obligations with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to participating financial institutions to finance one or more of our payment obligations prior to their scheduled due dates at a discounted price. Our obligations to suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance our accounts payable due to them under this arrangement. Our goal in entering into this arrangement is to capture overall supply chain savings in the form of pricing, payment terms or vendor funding, created by facilitating our suppliers' ability to finance payment obligations at more favorable discount rates, while providing them with greater working capital flexibility.

As of January 3, 2009, we had $14.3 million in outstanding payables under our vendor program and had remaining availability of approximately $25 million. It is possible any ongoing or worsening deterioration in the credit markets could adversely impact our ability to secure funding for any of these programs, which would reduce our anticipated savings, including but not limited to, causing us to increase our borrowings under our revolving credit facility.

Stock Repurchase Program

On May 15, 2008, our Board of Directors authorized a new $250 million stock repurchase program. The new program cancelled and replaced the remaining portion of our previous $500 million stock repurchase program (authorized on August 8, 2007). This program allows us to repurchase our common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission.

During fiscal 2008, we repurchased 6.1 million shares of common stock at an aggregate cost of $216.5 million, or an average price of $35.28 per share, of which 4.6 million shares of common stock were repurchased under the previous $500 million stock repurchase program during the first quarter of fiscal 2008. After May 15, 2008, we repurchased 1.5 million shares of common stock for $61.1 million, leaving $188.9 million remaining under our current $250 million stock repurchase program, excluding related expenses. Additionally, during fiscal 2008 we settled $3.0 million on shares repurchased prior to the end of fiscal 2007.

Cash Dividend

On February 15, 2006, our Board of Directors declared a quarterly cash dividend, the first in our history. We have paid quarterly dividends of $0.06 per share to stockholders of record for each of our subsequent quarters. Subsequent to January 3, 2009, our Board of Directors declared a quarterly dividend of $0.06 per share to be paid on April 10, 2009 to all common stockholders of record as of March 27, 2009.

Analysis of Cash Flows

A summary and analysis of our cash flows for fiscal 2008, 2007 and 2006 is reflected in the table and following discussion.

	Fiscal Year		
	2008	2007	2006
		(in millions)	
Cash flows from operating activities	$ 478.7	$ 410.5	$ 333.6
Cash flows from investing activities	(181.6)	(202.1)	(258.6)
Cash flows from financing activities	(274.4)	(204.9)	(104.6)
Net increase (decrease) in cash and cash equivalents	$ 22.7	$ 3.5	$ (29.6)

Operating Activities

For fiscal 2008, net cash provided by operating activities increased $68.2 million to $478.7 million. This net increase in operating cash was driven primarily by:

- $23.4 million increase in earnings exclusive of a $23.6 million non-cash obsolete inventory write-down (net of tax) as a result of our favorable operating income during fiscal 2008 (inclusive of the approximate $9.6 million impact of the 53rd week); and
- a $29.5 million increase in cash flows resulting from the timing of the payment of accrued operating expenses.

For fiscal 2007, net cash provided by operating activities increased $76.9 million to $410.5 million. Net income increased by $7.0 million during fiscal 2007. Significant changes in fiscal 2007 working capital resulted in the following sources of cash:

- a $41.2 million increase in cash flows from inventory, net of accounts payable, reflective of our slow down of inventory growth in line with our current sales trend, while maintaining adequate levels of inventory to support our parts availability initiative; and
- a $35.7 million increase in cash flows comprised of other movements in working capital, including the timing in payment of certain operating expenses.

Investing Activities

For fiscal 2008, net cash used in investing activities decreased by $20.5 million to $181.6 million. The decrease in cash used was primarily due to:

- a $25.6 million decrease in capital expenditures reflective of a reduction in store development; and
- the absence of $6.6 million in insurance proceeds, received in fiscal 2007.

For fiscal 2007, net cash used in investing activities decreased by $56.5 million to $202.1 million. Significant components of this decrease consisted of:

- a decrease in capital expenditures of $48.0 million resulting primarily from less spending on capital assets in our store locations, the impact of the reduced scope in remodels and fewer relocations as compared to 2006; and
- the absence of a $12.5 million business acquisition payment made in fiscal 2006.

Financing Activities

For fiscal 2008, net cash used in financing activities increased by $69.6 million to $274.4 million.

Cash flows from financing activities increased as a result of:

- a $63.5 million decrease in the repurchase of common stock under our stock repurchase program.

Cash flows from financing activities decreased as result of:

- a $5.2 million cash outflow resulting from the timing of bank overdrafts;

- a $43.2 million decrease in financed vendor accounts payable driven by the transition of our vendors from our vendor financing program to our customer-managed services arrangement;
- a reduction of $78.6 million in net borrowings primarily under our credit facilities; and
- a $7.3 million decrease in additional tax benefits associated with the decreased number of stock options exercised.

For fiscal 2007, net cash used in financing activities increased by $100.3 million to $204.9 million.

Cash flows from financing activities increased as result of:

- an $11.8 million cash inflow resulting from the timing of bank overdrafts;
- a $17.8 million increase in financed vendor accounts payable, which reflected the growth in our vendor financing program;
- a $25.3 million increase from the issuance of common stock, resulting from an increase in the exercise of stock options mainly associated with the departure of our former CEO and another executive officer during fiscal 2007; and
- a $6.6 million cash inflow from additional tax benefits realized from the increased level of stock options exercised.

Cash flows from financing activities decreased as a result of:

- a reduction of $14.3 million in net borrowings primarily under our credit facilities;
- $6.0 million of additional cash dividends paid due primarily to the timing in payments; and
- an additional $145.4 million of common stock repurchased under our stock repurchase program.

Off-Balance-Sheet Arrangements

As of January 3, 2009, we had no off-balance-sheet arrangements as defined in Regulation S-K Item 303 of the SEC regulations. We include other off-balance-sheet arrangements in our contractual obligation table including operating lease payments, interest payments on our credit facility and letters of credit outstanding.

Contractual Obligations

In addition to our revolving credit facility, we utilize operating leases as another source of financing. The amounts payable under these operating leases are included in our schedule of contractual obligations. Our future contractual obligations related to long-term debt, operating leases and other contractual obligations at January 3, 2009 were as follows:

Contractual Obligations	Total	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Thereafter
			(in thousands)				
Long-term debt [1]	$ 456,164	$ 1,003	$ 1,043	$ 452,162	$ 742	$ 689	$ 525
Interest payments	$ 59,216	$ 19,317	$ 20,149	$ 19,675	$ 44	$ 24	$ 7
Operating leases[2]	$ 2,149,234	$ 282,967	$ 247,640	$ 226,361	$ 202,022	$ 177,500	$ 1,012,744
Purchase obligations[3]	$ 6,291	$ 6,291	$ -	$ -	$ -	$ -	$ -
Other long-term liabilities[4]	$ 68,744	$ -	$ -	$ -	$ -	$ -	$ -

(1) Long-term debt represents primarily the principal amounts due under our term loan and revolving credit facility, which become due in October 2011.

(2) We lease certain store locations, distribution centers, office space, equipment and vehicles. Our property leases generally contain renewal and escalation clauses and other concessions. These provisions are considered in our calculation of our minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with SFAS No. 13, "Accounting for Leases," as amended by SFAS No. 29, "Determining Contingent Rental," any lease payments that are based upon an existing index or rate, are included in our minimum lease payment calculations.

(3) For the purposes of this table, purchase obligations are defined as agreements that are enforceable and

legally binding and that specify all material terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements nor are our open purchase orders for goods and services binding agreements. Accordingly, we have excluded open purchase orders from this table. The purchase obligations consist of the amount of diesel fuel required to be purchased by us under certain fixed price fuel supply agreements. All of these agreements expire in 2009.

(4) Primarily includes employee benefits accruals, restructuring and closed store liabilities and deferred income taxes for which no contractual payment schedule exists and we expect the payments to occur beyond 12 months from January 3, 2009. Additionally, Other long-term liabilities include $20.6 million of unrecognized income tax benefits. During the next 12 months, it is possible that we could conclude on approximately $2 to $3 million of the contingencies associated with these tax uncertainties, a portion of which may be settled in cash. We do not anticipate any significant impact on our liquidity and capital resources due to the conclusion of these tax matters.

Long Term Debt

Term Loan

We entered into a $200 million unsecured four-year term loan on December 4, 2007, with our wholly-owned subsidiary, Advance Stores Company, Incorporated, or Stores, serving as borrower. As of January 3, 2009, we had borrowed $200 million under this term loan, as compared to borrowings of $50 million as of December 29, 2007. The entire $200 million of proceeds from this term loan were used to repurchase shares of our common stock under our stock repurchase program. The term loan terminates on October 5, 2011. Voluntary prepayments and voluntary reductions of the term loan balance are permitted in whole or in part, at our option, in minimum principal amounts as specified in the term loan.

The interest rate on the term loan is based, at our option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin is 1.00% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. We have elected to use the 90-day adjusted LIBOR rate and have the ability and intent to continue to use this rate on our hedged borrowings. Under the terms of the term loan, the interest rate is based on our credit rating.

Revolving Credit Facility

In addition to the term loan, we have a $750 million unsecured five-year revolving credit facility with Stores serving as the borrower. The revolving credit facility also provides for the issuance of letters of credit with a sub limit of $300 million, and swingline loans in an amount not to exceed $50 million. We may request, subject to agreement by one or more lenders, that the total revolving commitment be increased by an amount not exceeding $250 million (up to a total commitment of $1 billion) during the term of the credit agreement. Voluntary prepayments and voluntary reductions of the revolving balance are permitted in whole or in part, at our option, in minimum principal amounts as specified in the revolving credit facility. The revolving credit facility terminates on October 5, 2011.

As of January 3, 2009, we had $251.5 million outstanding under our revolving credit facility, and letters of credit outstanding of $101.3 million, which reduced the availability under the revolving credit facility to $397.2 million. The letters of credit serve as collateral for our self-insurance policies and routine purchase of imported merchandise. A commitment fee is charged on the unused portion of the revolver, payable in arrears. The current commitment fee rate is 0.150% per annum.

The interest rate on borrowings under the revolving credit facility is based, at our option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin is 0.75% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. We have elected to use the 90-day adjusted LIBOR rate and have the ability and intent to continue to use this rate on our hedged borrowings. Under the terms of the revolving credit facility, the interest rate (and commitment fee) is based on our credit rating.

Other

As of January 3, 2009, we had $4.0 million outstanding under an economic development note and $0.7 million outstanding under other financing arrangements. At January 3, 2009, we had interest rate swaps in place that effectively fixed our interest rate on approximately 60% of our long-term debt.

Guarantees and Covenants

The term loan and revolving credit facility are fully and unconditionally guaranteed by Advance Auto Parts, Inc. Our debt agreements collectively contain covenants restricting our ability to, among other things: (1) create, incur or assume additional debt (including hedging arrangements), (2) incur liens or engage in sale-leaseback transactions, (3) make loans and investments, (4) guarantee obligations, (5) engage in certain mergers, acquisitions and asset sales, (6) change the nature of our business and the business conducted by our subsidiaries and (7) change our status as a holding company. We are required to comply with financial covenants with respect to a maximum leverage ratio and a minimum consolidated coverage ratio. We were in compliance with these covenants at January 3, 2009. Our term loan and revolving credit facility also provide for customary events of default, covenant defaults and cross-defaults to our other material indebtedness.

Credit Ratings

At January 3, 2009, we had a credit rating from Standard & Poor's of BB+ and a credit rating of Ba1 from Moody's Investor Service, unchanged from December 29, 2007. The current outlook of Standard & Poor's and Moody's is negative and stable, respectively, but does not affect our current credit ratings. The current pricing grid used to determine our borrowing rates under our term loan and revolving credit facility is based on our credit ratings. If these credit ratings decline, our interest expense may increase. Conversely, if these credit ratings improve, our interest expense may decrease. If our credit ratings decline, our access to financing may become more limited.

New Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in Statement of Financial Accounting Standards, or SFAS, No. 128, "Earnings per Share." Under the guidance of FSP EITF 03-6-1, nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. We do not anticipate the adoption of FSP EITF 03-6-1 will have an impact on our earnings per share.

In June 2008, the FASB Issued EITF No. 08-3, "Accounting by Lessees for Nonrefundable Maintenance Deposits." EITF 08-3 requires that nonrefundable maintenance deposits paid by a lessee under an arrangement accounted for as a lease be accounted for as a deposit asset until the underlying maintenance is performed. When the underlying maintenance is performed, the deposit may be expensed or capitalized in accordance with the lessee's maintenance accounting policy. Upon adoption entities must recognize the effect of the change as a change in accounting principle. EITF 08-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We do not expect the adoption of EITF 08-3 to have a material impact on our financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets," which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, "Business Combinations." The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The FSP is not expected to have a significant impact on our financial condition, results of operations or cash flow.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of SFAS No. 133." SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are evaluating the impact the adoption of SFAS No. 161 will have on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." FSP No. FAS 157-1 amends SFAS No. 157, "Fair Value Measurements," to exclude SFAS No. 13, "Accounting for Leases," and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141(R), Business Combinations (revised 2007), regardless of whether those assets and liabilities are related to leases. The FSP will be effective upon the full adoption of SFAS 157 during the first quarter of fiscal 2009 and will not have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies to business combinations for fiscal years beginning after December 15, 2008. We will consider this standard when evaluating potential future transactions to which it would apply.

Effective December 30, 2007, we adopted the provisions of SFAS No. 157, "Fair Value Measurements" on our financial assets and liabilities subject to the deferral provisions of FSP157-2. SFAS No. 157 clarifies the definition of fair value, establishes a framework for defining fair value as it relates to other accounting pronouncements that require or permit fair value measurements, and expands the disclosures of fair value measurements. We did not apply the provisions of SFAS No. 157 for nonfinancial assets and liabilities except for those recognized or disclosed on a recurring basis (at least annually) as allowed by the issuance of FSP No. 157-2. The deferral provided by FSP No. 157-2 applies to such items as (i) nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and (ii) nonfinancial long-lived asset groups measured at fair value for an impairment assessment. We are evaluating the impact FSP No. 157-2 will have on our nonfinancial assets and liabilities that are measured at fair value and are recognized or disclosed at fair value on a nonrecurring basis. The adoption of SFAS 157 did not have a material impact on our financial condition, results of operations or cash flows. We will fully adopt SFAS 157 effective during our first quarter of fiscal 2009.

Effective December 30, 2007, we adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. We elected not to apply fair value on our existing financial assets and liabilities upon adoption. Therefore, this adoption did not have a material effect on our financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks.

Interest Rate Risk

We are exposed to cash flow risk due to changes in interest rates with respect to our long-term bank debt as a result of the movements in LIBOR. Our long-term bank debt consists of borrowings under a revolving credit facility and a term loan. While we cannot predict the impact interest rate movements will have on our bank debt, exposure to rate changes is managed through the use of hedging activities.

Our future exposure to interest rate risk is mitigated as a result of our entering into an interest rate swap in fiscal 2007 on an aggregate of $50 million of debt under our term loan and four interest rate swap agreements in fiscal 2006 on an aggregate of $225 million of debt under our revolving credit facility. The interest rate swaps entered into during 2006 replaced the previously outstanding swaps terminated as a result of our refinancing in October 2006.

At January 3, 2009, our outstanding swaps fixed the Company's LIBOR rate on an aggregate of $275 million of hedged debt at interest rates ranging from 4.01% to 4.98%. All of the swaps expire in October 2011.

The table below presents principal cash flows and related weighted average interest rates on our long-term bank debt outstanding at January 3, 2009, by expected maturity dates. Additionally, the table includes (i) the notional amounts of our hedged debt, and (ii) the impact of the anticipated average pay and receive rates of our interest rate swaps through their maturity dates. Expected maturity dates approximate contract terms. Weighted average variable rates are based on implied forward rates in the yield curve at January 3, 2009. Implied forward rates should not be considered a predictor of actual future interest rates.

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Thereafter	Total	Fair Market Liability
Long-term bank debt:			(dollars in thousands)					
Variable rate	$ -	$ -	$ 451,500	$ -	$ -	$ -	$ 451,500	$ 370,500 (1)
Weighted average interest rate	2.1%	2.6%	3.3%	-	-	-	2.5%	-
Interest rate swap:								
Variable to fixed(2)	$ 275,000	$ 275,000	$ 275,000	$ -	-	-	-	$ 21,979
Weighted average pay rate	3.6%	3.1%	2.4%	-	-	-	3.0%	-
Weighted average receive rate	-	-	-	-	-	-	-	-

(1) The fair value of our bank debt is approximated based on similar issues available to us as of January 3, 2009.
(2) Amounts presented may not be outstanding for the entire year.

Item 8. Financial Statements and Supplementary Data.

See financial statements included in Item 15 "Exhibits, Financial Statement Schedules" of this annual report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report in accordance with Rule 13a-15(b) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting. Management's Report on Internal Control over Financial Reporting is set forth in Part IV, Item 15 of this annual report.

There were no changes in our internal control over financial reporting that occurred during the quarter ended January 3, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

For a discussion of our directors, executive officers and corporate governance, see the information set forth in the sections entitled "Proposal No. 1 – Election of Directors," "Corporate Governance," "Meetings and Committees of the Board," "Information Concerning Our Executive Officers," "Audit Committee Report," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement for the 2009 annual meeting of stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended January 3, 2009 (the "2009 Proxy Statement"), which is incorporated herein by reference.

Item 11. Executive Compensation.

See the information set forth in the sections entitled "Meetings and Committees of the Board – Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" in the 2009 Proxy Statement, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

See the information set forth in the sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the 2009 Proxy Statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

See the information set forth in the sections entitled "Related-Party Transactions," "Proposal No. 1 – Election of Directors –Compensation Committee Interlocks and Insider Participation" and "Corporate Governance" in the 2009 Proxy Statement, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

See the information set forth in the section entitled "2008 and 2007 Audit Fees" in the 2009 Proxy Statement, which is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

Audited Consolidated Financial Statements of Advance Auto Parts, Inc. and Subsidiaries for the years ended January 3, 2009, December 29, 2007 and December 30, 2006:

(2) Financial Statement Schedules

(3) Exhibits

The Exhibit Index following the signatures for this report is incorporated herein by reference.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Advance Auto Parts, Inc. and its subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) – 15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

As of January 3, 2009, management, including the Company's principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of January 3, 2009 is effective. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm who audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of January 3, 2009 which is included on page F-3 herein.

Darren R. Jackson	Michael A. Norona
Chief Executive Officer and Director	*Executive Vice President, Chief Financial Officer and Secretary*

March 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and Subsidiaries
Roanoke, Virginia

We have audited the accompanying consolidated balance sheets of Advance Auto Parts, Inc. and subsidiaries (the "Company") as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 3, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advance Auto Parts, Inc. and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2, 12 and 16 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions to conform to FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in 2007, and its method of accounting for share-based payments to conform to FASB Statement No. 123(R), *Share-Based Payment*, in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 3, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Richmond, Virginia
March 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and Subsidiaries
Roanoke, Virginia

We have audited the internal control over financial reporting of Advance Auto Parts, Inc. and subsidiaries (the "Company") as of January 3, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 3, 2009 of the Company and our report dated March 3, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

Richmond, Virginia
March 3, 2009

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
January 3, 2009 and December 29, 2007
(in thousands, except per share data)

Assets	January 3, 2009	December 29, 2007
Current assets:		
Cash and cash equivalents	$ 37,358	$ 14,654
Receivables, net	97,203	84,983
Inventories, net	1,623,088	1,529,469
Other current assets	49,977	53,719
Total current assets	1,807,626	1,682,825
Property and equipment, net of accumulated depreciation of $817,428 and $753,024	1,071,405	1,047,944
Assets held for sale	2,301	3,274
Goodwill	34,603	33,718
Intangible assets, net	27,567	26,844
Other assets, net	20,563	10,961
	$ 2,964,065	$ 2,805,566
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank overdrafts	$ 20,588	$ 30,000
Current portion of long-term debt	1,003	610
Financed vendor accounts payable	136,386	153,549
Accounts payable	791,330	688,970
Accrued expenses	372,510	301,414
Other current liabilities	43,177	51,385
Total current liabilities	1,364,994	1,225,928
Long-term debt	455,161	505,062
Other long-term liabilities	68,744	50,781
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding	-	-
Common stock, voting, $0.0001 par value, 200,000 shares authorized; 103,000 shares issued and 94,852 outstanding in 2008 and 101,072 shares issued and 99,060 outstanding in 2007	10	10
Additional paid-in capital	335,991	274,659
Treasury stock, at cost, 8,148 and 2,012 shares	(291,114)	(74,644)
Accumulated other comprehensive loss	(9,349)	(701)
Retained earnings	1,039,628	824,471
Total stockholders' equity	1,075,166	1,023,795
	$ 2,964,065	$ 2,805,566

The accompanying notes to the consolidated financial statements are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands, except per share data)

	Fiscal Years		
	2008	**2007**	**2006**
	(53 weeks)	*(52 weeks)*	*(52 weeks)*
Net sales	$ 5,142,255	$ 4,844,404	$ 4,616,503
Cost of sales, including purchasing and warehousing costs	2,679,191	2,523,435	2,415,339
Gross profit	2,463,064	2,320,969	2,201,164
Selling, general and administrative expenses	2,048,137	1,904,540	1,797,814
Operating income	414,927	416,429	403,350
Other, net:			
Interest expense	(33,729)	(34,809)	(35,992)
Gain on extinguishment of debt	-	-	986
Other (expense) income, net	(506)	1,014	1,571
Total other, net	(34,235)	(33,795)	(33,435)
Income before provision for income taxes	380,692	382,634	369,915
Provision for income taxes	142,654	144,317	138,597
Net income	238,038	238,317	231,318
Basic earnings per share	$ 2.51	$ 2.30	$ 2.18
Diluted earnings per share	$ 2.50	$ 2.28	$ 2.16
Average common shares outstanding	94,655	103,826	106,129
Dilutive effect of share-based compensation	650	828	995
Average common shares outstanding - assuming dilution	95,305	104,654	107,124

The accompanying notes to consolidated financial statements
are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock, at cost		Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount			
Balance, December 31, 2005	-	$ -	109,637	$ 11	$ 564,965	1,439	$ (55,668)	$ 3,090	$ 407,373	$ 919,771
Net income	-	-	-	-	-	-	-	-	231,318	231,318
Unrealized loss on hedge arrangement, net of $12 tax	-	-	-	-	-	-	-	(61)	-	(61)
Adjustment to adopt FASB Statement No. 158, net of $2,041 tax	-	-	-	-	-	-	-	3,316	-	3,316
Reclassification of gain on hedge arrangements into earnings, before tax	-	-	-	-	-	-	-	(2,873)	-	(2,873)
Comprehensive income										231,700
Issuance of shares upon the exercise of stock options	-	-	741	-	14,043	-	-	-	-	14,043
Tax benefit from share-based compensation	-	-	-	-	5,272	-	-	-	-	5,272
Share-based compensation	-	-	-	-	19,052	-	-	-	-	19,052
Stock issued under employee stock purchase plan	-	-	90	-	2,908	-	-	-	-	2,908
Treasury stock purchased	-	-	-	-	-	3,678	(136,671)	-	-	(136,671)
Treasury stock retired	-	-	(5,117)	-	(192,339)	(5,117)	192,339	-	-	-
Cash dividends	-	-	-	-	-	-	-	-	(25,473)	(25,473)
Other	-	-	-	-	252	-	-	-	-	252
Balance, December 30, 2006	-	$ -	105,351	$ 11	$ 414,153	-	$ -	$ 3,472	$ 613,218	$ 1,030,854
Net income	-	-	-	-	-	-	-	-	238,317	238,317
Changes in net unrecognized other postretirement benefit costs, net of $414 tax	-	-	-	-	-	-	-	636	-	636
Unrealized loss on hedge arrangement, net of $3,087 tax	-	-	-	-	-	-	-	(4,809)	-	(4,809)
Comprehensive income										234,144
Issuance of shares upon the exercise of stock options	-	-	1,867	-	40,468	-	-	-	-	40,468
Tax benefit from share-based compensation	-	-	-	-	11,088	-	-	-	-	11,088
Issuance of restricted stock, net of forfeitures	-	-	130	-	-	-	-	-	-	-
Amortization of restricted stock balance	-	-	-	-	1,341	-	-	-	-	1,341
Share-based compensation	-	-	-	-	16,755	-	-	-	-	16,755
Stock issued under employee stock purchase plan	-	-	53	-	1,888	-	-	-	-	1,888
Treasury stock purchased	-	-	-	-	-	8,341	(285,869)	-	-	(285,869)
Treasury stock retired	-	-	(6,329)	(1)	(211,225)	(6,329)	211,225	-	-	(1)
Cash dividends	-	-	-	-	-	-	-	-	(24,789)	(24,789)
Adoption of FIN No. 48	-	-	-	-	-	-	-	-	(2,275)	(2,275)
Other	-	-	-	-	191	-	-	-	-	191
Balance, December 29, 2007	-	$ -	101,072	$ 10	$ 274,659	2,012	$ (74,644)	$ (701)	$ 824,471	$ 1,023,795
Net income	-	-	-	-	-	-	-	-	238,038	238,038
Changes in net unrecognized other postretirement benefit costs, net of $52 tax	-	-	-	-	-	-	-	81	-	81
Unrealized loss on hedge arrangement, net of $5,605 tax	-	-	-	-	-	-	-	(8,729)	-	(8,729)
Comprehensive income										229,390
Issuance of shares upon the exercise of stock options	-	-	1,421	-	31,989	-	-	-	-	31,989
Tax benefit from share-based compensation	-	-	-	-	8,405	-	-	-	-	8,405
Issuance of restricted stock, net of forfeitures	-	-	427	-	-	-	-	-	-	-
Amortization of restricted stock balance	-	-	-	-	4,661	-	-	-	-	4,661
Share-based compensation	-	-	-	-	13,046	-	-	-	-	13,046
Stock issued under employee stock purchase plan	-	-	80	-	2,801	-	-	-	-	2,801
Treasury stock purchased	-	-	-	-	-	6,136	(216,470)	-	-	(216,470)
Cash dividends	-	-	-	-	-	-	-	-	(22,881)	(22,881)
Other	-	-	-	-	430	-	-	-	-	430
Balance, January 3, 2009	-	$ -	103,000	$ 10	$ 335,991	8,148	$ (291,114)	$ (9,349)	$ 1,039,628	$ 1,075,166

The accompanying notes to the consolidated financial statements are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands)

	Fiscal Years		
	2008 *(53 weeks)*	**2007** *(52 weeks)*	**2006** *(52 weeks)*
Cash flows from operating activities:			
Net income	$ 238,038	$ 238,317	$ 231,318
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	146,580	147,264	139,423
Amortization of deferred debt issuance costs	360	236	534
Share-based compensation	17,707	18,096	19,052
Loss on disposal of property and equipment, net	2,232	11,066	2,103
Benefit for deferred income taxes	(2,702)	(20,535)	(6,562)
Excess tax benefit from share-based compensation	(9,047)	(11,841)	(5,272)
Inventory write-down	37,484	-	-
Loss on extinguishment of debt	-	-	1,887
Net (increase) decrease in:			
Receivables, net	(11,943)	5,951	(2,318)
Inventories, net	(130,657)	(66,129)	(92,239)
Other assets	(6,178)	(10,709)	9,412
Net increase (decrease) in:			
Accounts payable	102,360	37,383	22,339
Accrued expenses	84,806	55,256	15,264
Other liabilities	9,699	6,187	(1,337)
Net cash provided by operating activities	478,739	410,542	333,604
Cash flows from investing activities:			
Purchases of property and equipment	(184,986)	(210,600)	(258,586)
Insurance proceeds related to damaged property	-	6,636	-
Proceeds from sales of property and equipment	6,790	1,821	12,444
Business acquisitions, net of cash acquired	-	-	(12,500)
Other	(3,413)	-	-
Net cash used in investing activities	(181,609)	(202,143)	(258,642)
Cash flows from financing activities:			
Decrease in bank overdrafts	(9,412)	(4,206)	(15,964)
(Decrease) increase in financed vendor accounts payable	(17,163)	26,006	8,192
Early extinguishment of debt	-	-	(433,775)
Dividends paid	(23,181)	(25,152)	(19,153)
(Payments) borrowings on note payable	(666)	4,232	(60)
Borrowings under credit facilities	438,600	495,400	678,075
Payments on credit facilities	(488,100)	(471,200)	(205,800)
Payment of debt related costs	-	(821)	(1,070)
Proceeds from the issuance of common stock, primarily exercise of stock options	35,220	42,547	17,203
Excess tax benefit from share-based compensation	9,047	11,841	5,272
Repurchase of common stock	(219,429)	(282,910)	(137,560)
Other	658	(610)	23
Net cash used in financing activities	(274,426)	(204,873)	(104,617)
Net increase (decrease) in cash and cash equivalents	22,704	3,526	(29,655)
Cash and cash equivalents, beginning of period	14,654	11,128	40,783
Cash and cash equivalents, end of period	$ 37,358	$ 14,654	$ 11,128

The accompanying notes to the consolidated financial statements
are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the Years Ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands)

	Fiscal Years		
	2008	2007	2006
	(53 weeks)	*(52 weeks)*	*(52 weeks)*
Supplemental cash flow information:			
Interest paid	$ 27,224	$ 26,112	$ 24,822
Income tax payments, net	106,715	158,314	130,131
Non-cash transactions:			
Accrued purchases of property and equipment	26,299	30,523	24,011
Repurchases of common stock not settled	-	2,959	-
Retirement of common stock	-	211,225	192,339
Changes in other comprehensive income	(8,648)	(4,173)	382
Adoption of FIN No. 48, net of tax	-	2,275	-
Declared but unpaid cash dividends	5,657	5,957	6,320

The accompanying notes to the consolidated financial statements
are an integral part of these statements.

1. Organization and Description of Business:

Advance Auto Parts, Inc. ("Advance") conducts all of its operations through its wholly owned subsidiary, Advance Stores Company, Incorporated ("Stores") and its subsidiaries (collectively, the "Company"). The Company operates 3,243 stores within the United States, Puerto Rico and the Virgin Islands. The Company operates 3,215 stores throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operate under the "Advance Auto Parts" trade name except for certain stores in the State of Florida which operate under the "Advance Discount Auto Parts" trade name. These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks. In addition, the Company operates 28 stores located in Puerto Rico and the Virgin Islands under the "Western Auto" and "Advance Auto Parts" trade names. Autopart International, or AI, is an independently run subsidiary of Stores and operates 125 stores under the "Autopart International" trade name throughout the Northeastern region of the United States.

2. Summary of Significant Accounting Policies:

Accounting Period

The Company's fiscal year ends on the Saturday nearest the end of December, which results in an extra week every several years. Accordingly, our fiscal year ended January 3, 2009, or fiscal 2008, included 53 weeks of operations. All other fiscal years presented included 52 weeks of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Bank Overdrafts

Cash and cash equivalents consist of cash in banks and money market funds with original maturities of three months or less. Included in cash equivalents are credit card and debit card receivables from banks, which generally settle within two to four business days. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

Inventory

Inventory amounts are stated at the lower of cost or market. The cost of the Company's merchandise inventory is determined using the last-in, first-out ("LIFO") method. Under the LIFO method, the Company's cost of sales reflects the costs of the most recently purchased inventories, while the inventory carrying balance represents the costs relating to prices paid in prior years.

(in thousands, except per share data)

Vendor Incentives

The Company receives incentives in the form of reductions to amounts owed and/or payments from vendors related to cooperative advertising allowances, volume rebates and other promotional considerations. The Company accounts for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Many of these incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis or less (short-term). Both cooperative advertising allowances and volume rebates are earned based on inventory purchases and initially recorded as a reduction to inventory. These deferred amounts are included as a reduction to cost of sales as the inventory is sold since these payments do not represent reimbursements for specific, incremental and identifiable costs. Total deferred vendor incentives included in Inventory, net was $50,527 and $39,118 at January 3, 2009 and December 29, 2007, respectively.

Similarly, the Company recognizes other promotional incentives earned under long-term agreements as a reduction to cost of sales. However, these incentives are recognized based on the cumulative net purchases as a percentage of total estimated net purchases over the life of the agreement. The Company's margins could be impacted positively or negatively if actual purchases or results from any one year differ from its estimates; however, the impact over the life of the agreement would be the same. Short-term incentives (terms less than one year) are generally recognized as a reduction to cost of sales over the duration of any short-term agreements.

Amounts received or receivable from vendors not yet earned are reflected as deferred revenue in the accompanying consolidated balance sheets. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date has been included in Other current liabilities in the accompanying consolidated balance sheets. Total deferred revenue was $12,266 and $9,238 at January 3, 2009 and December 29, 2007, respectively. Earned amounts that are receivable from vendors are included in Receivables, net except for that portion expected to be received after one year, which is included in Other assets, net on the accompanying consolidated balance sheets.

Preopening Expenses

Preopening expenses, which consist primarily of payroll and occupancy costs related to the opening of new stores, are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under the asset and liability method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of the enactment date.

The Company accounts for uncertainties in income taxes pursuant to Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements under SFAS No. 109. The Company recognizes tax benefits and/or tax liabilities for uncertain income tax positions pursuant to FIN 48 based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. The reevaluations are based on many factors, including but not limit to, changes in facts or

(in thousands, except per share data)

circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes of limitations, and new federal or state audit activity. Any change in either the Company's recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company also follows guidance provided under FIN 48 on derecognition of benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. Refer to Note 12 for a further discussion of income taxes.

Advertising Costs

The Company expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountant's Statement of Position, or SOP, 93-7, "Reporting on Advertising Costs." Gross advertising expense incurred was approximately $75,321, $78,823 and $97,215 in fiscal 2008, 2007 and 2006, respectively.

Self-Insurance

The Company is self-insured for general and automobile liability, workers' compensation and health care claims of its team members while maintaining stop-loss coverage with third-party insurers to limit its total liability exposure. Expenses associated with these liabilities are calculated for (i) claims filed and (ii) claims incurred but not yet reported using actuarial methods followed in the insurance industry as well as the Company's historical claims experience.

Warranty Liabilities

The warranty obligation on the majority of merchandise sold by the Company with a manufacturer's warranty is the responsibility of the Company's vendors. However, the Company has an obligation to provide customers free replacement of merchandise or merchandise at a prorated cost if under a warranty and not covered by the manufacturer. Merchandise sold with warranty coverage by the Company primarily includes batteries but may also include other parts such as brakes and shocks. The Company estimates its warranty obligation based on the historical return experience of the product sold and records any change as income or expense in the period the product is sold.

Revenue Recognition

The Company recognizes merchandise revenue at the point of sale to customers. The majority of sales are made for cash and credit with no recourse; however, the Company extends credit to certain Commercial customers through a third-party provider of private label credit cards. Receivables under the private label credit card program are generally transferred to a third-party provider with no recourse. On receivables sold with recourse, the Company provides an allowance for doubtful accounts based upon factors related to credit risk of specific customers, historical trends and other relevant information.

Sales Returns and Allowances

The Company's accounting policy for sales returns and allowances consists of establishing reserves for estimated returns at the time of sale. The Company estimates returns based on current sales levels and the Company's historical return experience on a specific product basis. The Company's reserve for sales returns and allowances was not material at January 3, 2009 and December 29, 2007.

Sales Taxes

The Company presents sales net of sales taxes in its consolidated statements of operations.

(in thousands, except per share data)

Share-Based Payments

The Company provides share-based compensation to its employees and directors, which it accounts for pursuant to SFAS 123, "Accounting for Stock-Based Compensation," as revised by SFAS 123R (revised 2004), "Share-Based Payment." In accordance with SFAS 123R, the Company is required to exercise judgment and make estimates when determining the projected (i) fair value of each award granted and (ii) number of awards expected to vest. The Company uses the Black-Scholes option-pricing model to value all share-based awards and the straight-line method to amortize this fair value as compensation cost over the requisite service period.

Earnings Per Share of Common Stock

Basic earnings per share of common stock has been computed based on the weighted-average number of common shares outstanding during the period, which is reduced by stock held in treasury and shares of nonvested restricted stock. Diluted earnings per share of common stock reflects the weighted-average number of shares of common stock outstanding, outstanding deferred stock units and the impact of outstanding stock options, stock appreciation rights and shares of nonvested restricted stock (collectively "share-based awards"), calculated on the treasury stock method as modified by the adoption of SFAS 123R. There were antidilutive share-based awards equal to 3,313, 3,192 and 2,140 shares of common stock for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006, respectively.

Derivative Instruments and Hedging Activities

Interest Rate Swaps

The Company utilizes interest rate swaps to limit its cash flow risk on its variable rate debt. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the fair value of the Company's outstanding hedges is recorded as an asset or liability in the accompanying condensed consolidated balance sheets at January 3, 2009 and December 29, 2007, respectively. The Company uses the 90-day adjusted LIBOR interest rate and has the intent and ability to continue to use this rate on its hedged borrowings. Accordingly, the Company does not recognize any ineffectiveness on the swaps as allowed under Derivative Implementation Group Issue No. G7, "Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied."

Effective December 30, 2007, the Company adopted FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39," or FSP FIN 39-1, without an impact on its financial position, results of operations or cash flows. FSP FIN 39-1 amends FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," requiring a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP FIN 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP FIN 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements.

The Company records the effective portion of the changes in fair value of its hedging instruments in Accumulated other comprehensive income (loss) through the maturity date of the applicable hedge arrangement. Any amounts received or paid under these hedges will be recorded in the statement of operations as earned or incurred.

Forward Contracts

The Company utilizes forward commodity contracts to manage the risk of fluctuating fuel prices. The Company has elected to apply the normal purchase election allowed under SFAS No. 133 and therefore does not account for these contracts at fair value.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is reported by the Company in accordance with SFAS No. 130, "Reporting Comprehensive Income." The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period. Pursuant to SFAS No. 130, other comprehensive income refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from net income.

The Company's Accumulated other comprehensive loss is comprised of the fair value adjustments of interest rate swap transactions and the unrealized gain associated with the Company's postretirement benefit plan.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company tests goodwill and other indefinite-lived intangibles for impairment at least on an annual basis or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Testing for impairment is a two-step process as prescribed in SFAS No. 142. The first step is a review for potential impairment, while the second step measures the amount of impairment, if any.

Under the first step, the Company compares the fair value of its reporting units with their respective carrying amounts, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of impairment loss to be recognized, if any. An impairment loss would be recognized when the fair value of goodwill or other intangible asset is below its carrying value.

The Company has elected to conduct its annual impairment testing as of the first day of its fourth quarter. During fiscal 2008, the Company did not recognize any impairment to its goodwill or other intangible assets.

Valuation of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires the review for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable and exceeds its fair value.

Significant factors, which would trigger an impairment review, include the following:

- Significant decrease in the market price of a long-lived asset (asset group);
- Significant changes in how assets are used or are planned to be used;
- Significant adverse change in legal factors or business climate, including adverse regulatory action;
- Significant negative industry trends;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);
- Significant changes in technology;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and
- A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such an event occurs, the Company estimates the future cash flows expected to result from the use of the long-lived asset (asset group) and its eventual disposition. These impairment evaluations involve estimates of asset useful lives and future cash flows. If the undiscounted expected future cash flows are less than the carrying amount of the asset and the carrying amount of the asset exceeds its fair value, an impairment loss is recognized. Management utilizes an expected present value technique, which uses a risk-free interest rate and multiple cash flow scenarios reflecting a range of possible outcomes, to estimate the fair value of its long-lived assets. Actual useful lives and cash flows could differ from those estimated by management using these techniques, which could have a material affect on our results of operations, financial position or cash flows.

Financed Vendor Accounts Payable

The Company is party to a short-term financing program with a bank allowing it to extend its payment terms on certain merchandise purchases. The substance of the program is for the Company to borrow money from the bank to finance purchases from vendors. The Company records any discount given by the vendor to its inventory and accretes this discount to the resulting short-term payable to the bank through interest expense over the extended term. At January 3, 2009 and December 29, 2007, $136,386 and $153,549, respectively, was payable to the bank by the Company under this program and is included in the accompanying condensed consolidated balance sheets as Financed vendor accounts payable.

Lease Accounting

The Company leases certain store locations, distribution centers, office space, equipment and vehicles. Initial terms for facility leases are typically 10 to 15 years, with renewal options at five year intervals, and may include rent escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the initial term of the lease unless external economic factors exist such that renewals are reasonably assured, in which case the Company would include the renewal period in its amortization period. (In those instances, the renewal period would be included in the lease term for purposes of establishing an amortization period and determining if such lease qualified as a capital or operating lease.) In addition to minimum fixed rental payments, some leases provide for contingent facility rentals. Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities as defined in the individual lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other expenses applicable to the leased premises. Management expects that in the normal course of business leases that expire will be renewed or replaced by other leases.

Closed Store Liabilities

The Company continually reviews the operating performance of its existing store locations and closes certain stores identified as underperforming. The Company evaluates and determines if closing an underperforming store location results in either (i) the elimination of the operations and associated cash flows from the Company's ongoing operations, or (ii) if the Company transfers those operations and associated cash flows to another store in the local market.

Expenses pertaining to closed store exit activities are included in the Company's closed store liabilities. Closed store liabilities include the present value of the remaining lease obligations and management's estimate of future costs of insurance, property tax and common area maintenance expenses (reduced by the present value of estimated revenues from subleases and lease buyouts) and new provisions are established by a charge to selling, general and administrative costs in the accompanying consolidated statements of operations at the time the facilities actually close.

From time to time closed store liability estimates require revisions, primarily due to changes in assumptions associated with revenue from subleases. The effect of changes in estimates for our closed store liabilities impact both our income statement and balance sheet: (i) they are included in selling, general and administrative expenses in the accompanying consolidated statements of operations, and (ii) they are recorded in accrued expenses (current portion) and other long-term liabilities (long-term portion) in the accompanying consolidated balance sheets.

(in thousands, except per share data)

Cost of Sales and Selling, General and Administrative Expenses

The following table illustrates the primary costs classified in each major expense category:

Cost of Sales

- Total cost of merchandise sold including:
  - Freight expenses associated with moving merchandise inventories from our vendors to our distribution center,
  - Vendor incentives, and
  - Cash discounts on payments to vendors;
- Inventory shrinkage;
- Defective merchandise and warranty costs;
- Costs associated with operating our distribution network, including payroll and benefit costs, occupancy costs and depreciation; and
- Freight expenses associated with moving merchandise inventories from our distribution center to our retail stores.

SG&A

- Payroll and benefit costs for retail and corporate team members;
- Occupancy costs of retail and corporate facilities;
- Depreciation related to retail and corporate assets;
- Advertising;
- Costs associated with our commercial delivery program, including payroll and benefit costs, and transportation expenses associated with moving merchandise inventories from our retail stores to our customer locations;
- Freight expenses associated with moving merchandise inventories from other centralized stores and Parts Delivered Quickly warehouses, or PDQs®, to our retail stores after the customer has special-ordered the merchandise;
- Self-insurance costs;
- Professional services; and
- Other administrative costs, such as credit card service fees, supplies, travel and lodging.

New Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in Statement of Financial Accounting Standards, or SFAS, No. 128, "Earnings per Share." Under the guidance of FSP EITF 03-6-1, nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company does not anticipate the adoption of FSP EITF 03-6-1 will have an impact on its earnings per share.

In June 2008, the FASB Issued EITF No. 08-3, "Accounting by Lessees for Nonrefundable Maintenance Deposits." EITF 08-3 requires that nonrefundable maintenance deposits paid by a lessee under an arrangement accounted for as a lease be accounted for as a deposit asset until the underlying maintenance is performed. When the underlying maintenance is performed, the deposit may be expensed or capitalized in accordance with the lessee's maintenance accounting policy. Upon adoption entities must recognize the effect of the change as a change in accounting principle. EITF 08-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 08-3 will have a material impact on its financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets", which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an

(in thousands, except per share data)

attempt to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, "Business Combinations." The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The FSP is not expected to have a significant impact on the Company's financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of SFAS No. 133." SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is evaluating the impact the adoption of SFAS No. 161 will have on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." FSP No. FAS 157-1 amends SFAS No. 157, "Fair Value Measurements," to exclude SFAS No. 13, "Accounting for Leases," and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141(R), Business Combinations (revised 2007), regardless of whether those assets and liabilities are related to leases. The FSP will be effective upon the full adoption of SFAS 157 during the first quarter of fiscal 2009 and will not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies to business combinations for fiscal years beginning after December 15, 2008. The Company will consider this standard when evaluating potential future transactions to which it would apply.

Effective December 30, 2007, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" on our financial assets and liabilities subject to the deferral provisions of FSP No. 157-2. SFAS No. 157 clarifies the definition of fair value, establishes a framework for defining fair value as it relates to other accounting pronouncements that require or permit fair value measurements, and expands the disclosures of fair value measurements. The Company did not apply the provisions of SFAS No. 157 for nonfinancial assets and liabilities except for those recognized or disclosed on a recurring basis (at least annually) as allowed by the issuance of FSP No. 157-2. The deferral provided by FSP No. 157-2 applies to such items as (i) nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and (ii) nonfinancial long-lived asset groups measured at fair value for an impairment assessment. The Company is evaluating the impact FSP No. 157-2 will have on its nonfinancial assets and liabilities that are measured at fair value and are recognized or disclosed at fair value on a nonrecurring basis. The adoption of SFAS 157 did not have a material impact on the Company's financial condition, results of operations or cash flows. The Company will fully adopt the provisions of SFAS 157 effective during its first quarter of fiscal 2009.

(in thousands, except per share data)

Effective December 30, 2007, the Company adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company elected not to apply fair value on its existing financial assets and liabilities upon adoption. Therefore, this adoption did not have a material effect on the Company's financial position, results of operations or cash flows.

3. Inventories, net:

Merchandise Inventory

Inventories are stated at the lower of cost or market. The Company uses the LIFO method of accounting for approximately 95% and 93% of inventories at January 3, 2009 and December 29, 2007, respectively. Under LIFO, the Company's cost of sales reflects the costs of the most recently purchased inventories, while the inventory carrying balance represents the costs for inventories purchased in fiscal 2008 and prior years. Prior to fiscal 2008, the Company's overall costs to acquire inventory for the same or similar products had been decreasing in recent years due to the Company's significant growth. However, in fiscal 2008, the current cost to replace inventory was greater under LIFO. As a result of utilizing LIFO, the Company recorded an increase to cost of sales of $12,555 for its fiscal year ended 2008 while having recorded a reduction to cost of sales of $11,005 and $9,978 for fiscal years ended 2007 and 2006, respectively.

Product Cores

The remaining inventories are comprised of product cores, which consist of the non-consumable portion of certain parts and batteries, which are valued under the first-in, first-out ("FIFO") method. Product cores are included as part of the Company's merchandise costs and are either passed on to the customer or returned to the vendor. Since product cores are not subject to frequent cost changes like the Company's other merchandise inventory, there is no material difference when applying either the LIFO or FIFO valuation method.

Inventory Overhead Costs

The Company capitalizes certain purchasing and warehousing costs into inventory. Purchasing and warehousing costs included in inventory, at FIFO, at January 3, 2009 and December 29, 2007, were $104,594 and $107,068, respectively.

Inventory Balances and Inventory Reserves

Inventory balances at year-end for fiscal years 2008 and 2007 were as follows:

	January 3, 2009	December 29, 2007
Inventories at FIFO, net	$ 1,541,871	$ 1,435,697
Adjustments to state inventories at LIFO	81,217	93,772
Inventories at LIFO, net	$ 1,623,088	$ 1,529,469

Inventory quantities are tracked through a perpetual inventory system. The Company uses a cycle counting program in all distribution centers and PDQs® to ensure the accuracy of the perpetual inventory quantities of both merchandise and product core inventory. For our retail stores, we began completing physical inventories during our third quarter of fiscal 2008 in addition to cycle counting to ensure the accuracy of the perpetual inventory quantities of both merchandise and core inventory in these locations. As of January 3, 2009, the Company had completed physical inventories in approximately one-third of its retail stores. The Company establishes reserves for estimated shrink based on results of completed physical inventories, actual results from recent cycle counts and historical results from the Company's cycle counting program.

(in thousands, except per share data)

The Company also establishes reserves for potentially excess and obsolete inventories based on (i) current inventory levels, (ii) the historical analysis of product sales and (iii) current market conditions. The Company provides reserves when less than full credit is expected from a vendor or when the liquidation of excess or obsolete inventory will result in retail prices below recorded costs. At the end of fiscal 2008, the Company reviewed its inventory productivity and changed its inventory management approach for slow moving inventory. As a result, the Company increased its reserve for excess and obsolete inventories by $34,084, excluding a LIFO and warehousing cost impact of $3,400. This non-cash expense is also presented as an increase to cost of goods sold in the Company's consolidated statement of operations. With this change in inventory management approach, the Company intends to more effectively manage slow moving inventory allowing it to add faster moving custom mix inventory which is expected to increase inventory turnover.

The following table presents changes in the Company's inventory reserves for fiscal 2008 and the prior two fiscal years.

	January 3, 2009	December 29, 2007	December 30, 2006
Inventory reserves, beginning of period	$ 35,565	$ 31,376	$ 22,825
Additions to inventory reserves	113,605	106,387	94,206
Reserves utilized	(86,272)	(102,198)	(85,655)
Inventory reserves, end of period	$ 62,898	$ 35,565	$ 31,376

4. Goodwill and Intangible Assets:

Goodwill

The following table reflects the carrying amount of goodwill pertaining to the Company's two segments, and the changes in goodwill carrying amounts, for the years ended January 3, 2009 and December 29, 2007, respectively:

	AAP Segment	AI Segment	Total
Balance at December 30, 2006	$ 16,093	$ 17,625	$ 33,718
Fiscal 2007 activity	-	-	-
Balance at December 29, 2007	$ 16,093	$ 17,625	$ 33,718
Fiscal 2008 activity	-	885	885
Balance at January 3, 2009	$ 16,093	$ 18,510	$ 34,603

During the second quarter of fiscal 2008, AI recorded goodwill in the amount of $885 in connection with an acquisition of a small retail chain.

Intangible Assets Other Than Goodwill

The carrying amount and accumulated amortization of acquired intangible assets as of January 3, 2009 and December 29, 2007 are comprised of the following:

(in thousands, except per share data)

	Acquired intangible assets							
	Subject to Amortization				Not Subject to Amortization			
	Customer Relationships		Other		Trademark and Tradenames		Intangible Assets, net	
Gross:								
Gross carrying amount at December 30, 2006	$	9,600	$	885	$	18,800	$	29,285
Additions		-		-		-		-
Gross carrying amount at December 29, 2007	$	9,600	$	885	$	18,800	$	29,285
Additions		200		-		1,750		1,950
Gross carrying amount at January 3, 2009	$	9,800	$	885	$	20,550	$	31,235
Net:								
Net book value at December 30, 2006	$	8,419	$	707	$	18,800	$	27,926
2007 amortization		(955)		(127)		-		(1,082)
Net book value at December 29, 2007	$	7,464	$	580	$	18,800	$	26,844
Additions		200		-		1,750		1,950
2008 amortization		(1,098)		(129)		-		(1,227)
Net book value at January 3, 2009	$	6,566	$	451	$	20,550	$	27,567

During the second quarter of fiscal 2008, AI acquired certain customer relationships for $200 in connection with an acquisition of a small retail chain.

During the first quarter of fiscal 2008, the Company acquired from a Kentucky entity for $1,750 the limited territorial rights the Kentucky entity had in the "Advance Auto Parts" trademark, ownership of certain websites and access to the Louisville, Kentucky market. This acquisition improved the Company's trademark rights, opened a new metropolitan market for the Company and is expected to increase traffic to the Company's website.

Future Amortization Expense

The table below shows expected amortization expense for the next five years for acquired intangible assets recorded as of January 3, 2009:

Fiscal Year		
2009	$	1,143
2010		1,059
2011		967
2012		967
2013		967

(in thousands, except per share data)

5. Receivables, net:

Receivables consist of the following:

	January 3, 2009	December 29, 2007
Trade	$ 17,843	$ 14,782
Vendor	81,265	71,403
Other	3,125	2,785
Total receivables	102,233	88,970
Less: Allowance for doubtful accounts	(5,030)	(3,987)
Receivables, net	$ 97,203	$ 84,983

6. Derivative Instruments and Hedging Activities:

Interest Rate Swaps

The Company seeks to manage and mitigate cash flow risk on its variable rate debt via interest rate swaps. Current outstanding swaps have fixed the Company's interest rate on an aggregate of $275,000 of hedged debt at rates ranging from 4.01% to 4.98%. During fiscal 2007, the Company entered into an interest rate swap on an aggregate of $50,000 of debt under its term loan. Additionally, during fiscal 2006, the Company entered into four interest rate swap agreements on an aggregate of $225,000 of debt under its revolving credit facility. These four swaps were entered in October 2006 in connection with the termination of its previous three interest rate swaps. All of the Company's interest rate swaps expire in October 2011.

The fair value of these interest rate swaps are determined based on a forward yield curve and the contracted interest rates stated in the interest rate swap agreements. The fair value of the Company's interest rate swaps at January 3, 2009 and December 29, 2007, respectively, was an unrecognized loss of $21,979 and $7,645, which are reflected in Accumulated other comprehensive income (loss). Any amounts received or paid under these hedges are recorded in the statement of operations during the accounting period the interest on the hedged debt is paid. (Based on the estimated current and future fair values of the hedge arrangements at January 3, 2009, the Company estimates amounts currently included in Accumulated other comprehensive income (loss) pertaining to the interest rate swaps that will be reclassified and recorded in the statement of earnings in the next 12 months will consist of a net loss of $9,222.)

Forward Contracts

During fiscal 2008, the Company hedged approximately 70% of its diesel fuel consumption and has hedged approximately 50% of the Company's estimated diesel fuel consumption for fiscal 2009.

7. Fair Value Measurements:

As previously discussed, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements. SFAS No. 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability (an exit price), on the measurement date in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants (with no compulsion to buy or sell).

(in thousands, except per share data)

The Company's financial assets and liabilities measured at fair value are grouped in three levels. The levels prioritize the inputs used to measure the fair value of these assets or liabilities. These levels are:

- Level 1 – Unadjusted quoted prices that are available in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices that are observable for assets and liabilities at the measurement date, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are less active, inputs other than quoted prices that are observable for the asset or liability or corroborated by other observable market data.
- Level 3 – Unobservable inputs for assets or liabilities that are not able to be corroborated by observable market data and reflect the use of a reporting entity's own assumptions. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value hierarchy requires the use of observable market data when available. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following table sets forth our financial assets and liabilities that were measured at fair value on a recurring basis during the 2008 fiscal year, including at January 3, 2009:

		Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
	Fair Value at January 3, 2009	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Interest rate swaps	$ 21,979	$ -	$ 21,979	$ -

The fair value of these interest rate swaps at January 3, 2009 and December 29, 2007, respectively, was an unrecognized loss of $21,979 and $7,645. The fair value of the Company's interest rate swaps is mainly based on observable interest rate yield curves for similar instruments. As of January 3, 2009 and December 29, 2007, the Company also reported additional financial assets and liabilities at their respective carrying amounts, which included cash equivalents and bank overdrafts. The carrying amounts of these instruments approximate fair value because of their short maturity.

The following financial liabilities were measured at fair value for the 2008 fiscal year pursuant to SFAS 107, "Disclosures about Fair Value of Financial Instruments." As of January 3, 2009 and December 29, 2007, the fair value of the Company's long-term debt with a carrying value of $455,161 and $505,062, respectively, was approximately $374,000 and $502,000, respectively, and was based on similar long-term debt issues available to the Company as of that date.

(in thousands, except per share data)

8. Long-term Debt:

Long-term debt consists of the following:

	January 3, 2009	December 29, 2007
Senior Debt:		
Revolving credit facility at variable interest rates (4.81% and 5.93% at January 3, 2009 and December 29, 2007, respectively) due October 2011	$ 251,500	$ 451,000
Term loan at variable interest rates (3.02% and 6.19% at January 3, 2009 and December 29, 2007, respectively) due October 2011	200,000	50,000
Other	4,664	4,672
	456,164	505,672
Less: Current portion of long-term debt	(1,003)	(610)
Long-term debt, excluding current portion	$ 455,161	$ 505,062

Term Loan

As of January 3, 2009, the Company had borrowed $200,000 under its unsecured four-year term loan. The Company entered into the term loan on December 4, 2007, with the Company's wholly-owned subsidiary, Advance Stores Company, Incorporated, or Stores, serving as borrower. As of December 29, 2007, the Company had borrowed $50,000 under the term loan. The entire $200,000 proceeds from this term loan were used to repurchase shares of the Company's common stock under its stock repurchase program. The term loan terminates on October 5, 2011.

The interest rate on the term loan is based, at the Company's option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin is 1.0% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. The Company has elected to use the 90-day adjusted LIBOR rate and has the ability and intent to continue to use this rate on its hedged borrowings. Under the terms of the term loan, the interest rate is based on the Company's credit rating.

Revolving Credit Facility

In addition to the term loan, the Company has a $750,000 unsecured five-year revolving credit facility with Stores serving as the borrower. The revolving credit facility also provides for the issuance of letters of credit with a sub limit of $300,000, and swingline loans in an amount not to exceed $50,000. The Company may request, subject to agreement by one or more lenders, that the total revolving commitment be increased by an amount not exceeding $250,000 (up to a total commitment of $1,000,000) during the term of the credit agreement. Voluntary prepayments and voluntary reductions of the revolving balance are permitted in whole or in part, at the Company's option, in minimum principal amounts as specified in the revolving credit facility. The revolving credit facility terminates on October 5, 2011.

As of January 3, 2009, the Company had $251,500 outstanding under its revolving credit facility, and letters of credit outstanding of $101,254, which reduced the availability under the revolving credit facility to $397,246. (The letters of credit generally have a term of one year or less.) A commitment fee is charged on the unused portion of the revolver, payable in arrears. The current commitment fee rate is 0.15% per annum.

The interest rate on borrowings under the revolving credit facility is based, at the Company's option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin is 0.75% and 0.0% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. The Company has elected to use the 90-day adjusted LIBOR rate and has the ability and intent to continue to use this rate on its hedged borrowings.

(in thousands, except per share data)

Under the terms of the revolving credit facility, the interest rate (and commitment fee) is based on the Company's credit rating.

Other

As of January 3, 2009, the Company had $4,664 outstanding under an economic development note and other financing arrangements.

Guarantees and Covenants

The term loan and revolving credit facility are fully and unconditionally guaranteed by Advance Auto Parts, Inc. The Company's debt agreements collectively contain covenants restricting its ability to, among other things: (1) create, incur or assume additional debt (including hedging arrangements), (2) incur liens or engage in sale-leaseback transactions, (3) make loans and investments, (4) guarantee obligations, (5) engage in certain mergers, acquisitions and asset sales, (6) change the nature of the Company's business and the business conducted by its subsidiaries and (7) change the Company's status as a holding company. The Company is also required to comply with financial covenants with respect to a maximum leverage ratio and a minimum consolidated coverage ratio. The Company was in compliance with these covenants at January 3, 2009. The Company's term loan and revolving credit facility also provide for customary events of default, covenant defaults and cross-defaults to its other material indebtedness.

At January 3, 2009, the aggregate future annual maturities of long-term debt instruments are as follows:

2009	$ 1,003
2010	1,043
2011	452,162
2012	742
2013	689
Thereafter	525
	$ 456,164

9. Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged directly to expense when incurred; major improvements are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the account balances, with any gain or loss reflected in the consolidated statements of operations.

Depreciation of land improvements, buildings, furniture, fixtures and equipment, and vehicles is provided over the estimated useful lives, which range from 2 to 40 years, of the respective assets using the straight-line method. Depreciation of building and leasehold improvements is provided over the shorter of the original useful lives of the respective assets or the term of the lease using the straight-line method. The term of the lease is generally the initial term of the lease unless external economic factors exist such that renewals are reasonably assured, in which case the renewal period would be included in the lease term for purposes of establishing an amortization period. Depreciation expense was $145,353, $146,182 and $138,064 for the fiscal years ended 2008, 2007 and 2006, respectively.

(in thousands, except per share data)

Property and equipment consists of the following:

	Original Useful Lives	January 3, 2009	December 29, 2007
Land and land improvements	0 - 10 years	$ 289,682	$ 274,710
Buildings	40 years	351,603	358,366
Building and leasehold improvements	10 - 40 years	229,372	208,395
Furniture, fixtures and equipment	3 - 12 years	897,778	868,421
Vehicles	2 - 10 years	25,545	26,382
Construction in progress		90,195	60,464
Other		4,658	4,230
		1,888,833	1,800,968
Less - Accumulated depreciation		(817,428)	(753,024)
Property and equipment, net		$ 1,071,405	$ 1,047,944

The Company capitalized approximately $2,388, $2,274 and $3,641 incurred for the development of internal use computer software in accordance with the American Institute of Certified Public Accountant's Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," or SOP 98-1, during fiscal 2008, 2007 and 2006, respectively. These costs are included in the furniture, fixtures and equipment category above and are depreciated on the straight-line method over three to seven years.

10. Accrued Expenses:

Accrued expenses consist of the following:

	January 3, 2009	December 29, 2007
Payroll and related benefits	$ 75,471	$ 42,845
Warranty reserves	28,662	17,757
Capital expenditures	26,299	21,523
Self-insurance reserves	90,554	85,523
Taxes payable	69,714	48,201
Other	81,810	85,565
Total accrued expenses	$ 372,510	$ 301,414

Additional information appears below regarding the Company's accrued expenses for warranty reserves and self-insurance reserves.

Warranty Reserves

The following table presents changes in the Company's warranty reserves:

(in thousands, except per share data)

	January 3, 2009	December 29, 2007	December 30, 2006
Warranty reserves, beginning of period	$ 17,757	$ 13,069	$ 11,352
Additions to warranty reserves	38,459	24,722	17,352
Reserves utilized	(27,554)	(20,034)	(15,635)
Warranty reserves, end of period	$ 28,662	$ 17,757	$ 13,069

Effective December 30, 2007, the Company began including in its warranty reserve the warranty obligation on certain other products sold in addition to batteries. A portion of this obligation is funded by the Company's vendors. The overall increase in the Company's warranty reserves is primarily attributable to an increase in the quantity and cost of batteries sold during fiscal 2008 as well as an increase in related warranty claims.

Self-insurance Reserves

The following table presents changes in the Company's self-insurance reserves:

	January 3, 2009	December 29, 2007	December 30, 2006
Self-insurance reserves, beginning of period	$ 85,523	$ 71,519	$ 54,899
Additions to self-insurance reserves	89,315	102,641	97,201
Reserves utilized	(84,284)	(88,637)	(80,581)
Self-insurance reserves, end of period	$ 90,554	$ 85,523	$ 71,519

11. Stock Repurchase Program:

On May 15, 2008, the Company's Board of Directors authorized a new $250,000 stock repurchase program. The new program cancelled and replaced the remaining portion of the Company's previous $500,000 stock repurchase program (authorized on August 8, 2007). The program allows the Company to repurchase its common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission.

During fiscal 2008, the Company repurchased 6,136 shares of its common stock at an aggregate cost of $216,470, or an average price of $35.28 per share, of which 4,563 shares of common stock were repurchased under the previous $500,000 stock repurchase program. Additionally, the Company settled $2,959 on shares repurchased at the end of fiscal 2007.

As of January 3, 2009, the Company had repurchased 1,573 shares of its common stock at an aggregate cost of $61,089, excluding related expenses, under its $250,000 stock repurchase program leaving $188,911 remaining under this program, excluding related expenses.

12. Income Taxes:

The Company adopted the provisions of FIN 48 on December 31, 2006 and upon adoption the Company recorded an increase of $2,275 to the liability for unrecognized tax benefits and a corresponding decrease in its balance of retained earnings. The following table lists each category and summarizes the activity of the Company's unrecognized tax benefits for the fiscal years ended January 3, 2009 and December 29, 2007:

(in thousands, except per share data)

Unrecognized Tax Benefits

	January 3, 2009	December 29, 2007
Unrecognized tax benefits, beginning of period	$ 14,145	$ 16,453
Gross increases related to prior period tax positions	514	1,279
Gross decreases related to prior period tax positions	(1,280)	(1,853)
Gross increases related to current period tax positions	1,882	5,340
Settlements	(317)	(539)
Expiration of statute of limitations	(1,147)	(271)
Unrecognized tax benefits, end of period	$ 13,797	$ 20,409

As of January 3, 2009 the entire amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

The Company has chosen to provide for potential interest and penalties associated with uncertain tax positions as a part of income tax expense. During fiscal 2008, the Company accrued potential interest and penalties of $1,550 and $207, respectively, related to these unrecognized tax benefits. During fiscal 2007, the Company accrued potential interest and penalties of $1,827 and $709. As of January 3, 2009, the Company had recorded a liability for potential interest and penalties of $5,022 and $1,743, respectively. As of December 29, 2007, the Company had recorded a liability for potential interest and penalties of $4,421 and $1,843, respectively, which was included in the above table. The Company has not provided for any penalties associated with tax contingencies unless considered probable of assessment. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

During the next 12 months, it is possible the Company could conclude on approximately $2,000 to $3,000 of the contingencies associated with unrecognized tax uncertainties due mainly to the conclusion of audits and the expiration of statutes of limitations. The majority of these resolutions would be achieved through the completion of current income tax examinations.

The Company files U.S. and state income tax returns in jurisdictions with varying statutes of limitations. The 2006 year is currently under examination with the Internal Revenue Service. The 2005 through 2008 tax years generally remain subject to examination by federal and most state taxing authorities. One major tax jurisdiction has an examination pending final settlement for periods prior to 2005. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position, results of operations or liquidity.

Provision for Income Taxes

Provision (benefit) for income taxes from continuing operations for fiscal 2008, 2007 and 2006 consists of the following:

(in thousands, except per share data)

	Current	Deferred	Total
2008-			
Federal	$ 128,952	$ (1,435)	$ 127,517
State	16,404	(1,267)	15,137
	$ 145,356	$ (2,702)	$ 142,654
2007-			
Federal	$ 143,726	$ (17,444)	$ 126,282
State	21,126	(3,091)	18,035
	$ 164,852	$ (20,535)	$ 144,317
2006-			
Federal	$ 126,726	$ (4,874)	$ 121,852
State	18,433	(1,688)	16,745
	$ 145,159	$ (6,562)	$ 138,597

The provision (benefit) for income taxes from continuing operations differed from the amount computed by applying the federal statutory income tax rate due to:

	2008	2007	2006
Income from continuing operations at statutory U.S. federal income tax rate (35%)	$ 133,242	$ 133,922	$ 129,470
State income taxes, net of federal income tax benefit	9,839	11,723	10,884
Non-deductible expenses	2,177	1,181	1,155
Valuation allowance	491	221	70
Other, net	(3,095)	(2,730)	(2,982)
	$ 142,654	$ 144,317	$ 138,597

Deferred Income Tax Assets/(Liabilities)

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes reflect the net income tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and for income tax reporting purposes. Net deferred income tax balances are comprised of the following:

	January 3, 2009	December 29, 2007
Deferred income tax assets	$ 100,177	$ 73,660
Valuation allowance	(1,887)	(1,396)
Deferred income tax liabilities	(136,942)	(118,404)
Net deferred income tax liabilities	$ (38,652)	$ (46,140)

At January 3, 2009 and December 29, 2007, the Company had cumulative net deferred income tax liabilities of $38,652 and $46,140, respectively. The deferred income tax assets also include state net operating loss carry-forwards, or NOLs, of approximately $2,581 and $3,214, respectively. These NOLs may be used to reduce future taxable income and expire periodically through fiscal year 2027. Due to uncertainties related to the realization of

(in thousands, except per share data)

certain deferred tax assets for NOLs in certain jurisdictions, the Company recorded a valuation allowance of $1,887 as of January 3, 2009 and $1,396 as of December 29, 2007. The amount of deferred income tax assets realizable, however, could change in the near future if projections of future taxable income change.

Temporary differences which give rise to significant deferred income tax assets (liabilities) are as follows:

	January 3, 2009	December 29, 2007
Current deferred income tax assets (liabilities):		
Inventory valuation differences	$ (94,373)	$ (86,012)
Accrued medical and workers compensation	28,527	26,125
Accrued expenses not currently deductible for tax	28,394	13,635
Net operating loss carryforwards	510	817
Other, net	3,606	-
Total current deferred income tax assets (liabilities)	$ (33,336)	$ (45,435)
Long-term deferred income tax assets (liabilities):		
Property and equipment	(42,569)	(32,392)
Postretirement benefit obligation	3,612	3,661
Share-based compensation	17,562	12,854
Net operating loss carryforwards	2,071	2,397
Valuation allowance	(1,887)	(1,396)
Other, net	15,895	14,171
Total long-term deferred income tax assets (liabilities)	$ (5,316)	$ (705)

These amounts are recorded in Other current liabilities and Other long-term liabilities in the accompanying consolidated balance sheets, as appropriate.

13. Lease Commitments:

At January 3, 2009, future minimum lease payments due under non-cancelable operating leases with lease terms ranging from 1 year to 20 years through the year 2028 for all open stores are as follows:

	Total
2009	$ 282,967
2010	247,640
2011	226,361
2012	202,022
2013	177,500
Thereafter	1,012,744
	$ 2,149,234

(in thousands, except per share data)

The Company anticipates its future minimum lease payments will be off-set by future minimum sub-lease income. At January 3, 2009 and December 29, 2007, future minimum sub-lease income to be received under non-cancelable operating leases is $5,042 and $7,596, respectively.

Net Rent Expense

Net rent expense for fiscal 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Minimum facility rentals	$ 261,315	$ 245,135	$ 217,588
Contingent facility rentals	642	730	1,090
Equipment rentals	4,338	5,490	5,735
Vehicle rentals	17,202	14,572	13,554
	283,497	265,927	237,967
Less: Sub-lease income	(3,940)	(4,038)	(4,166)
	$ 279,557	$ 261,889	$ 233,801

Rent expense associated with closed locations is included in other selling, general and administrative expenses.

14. Contingencies:

In the case of all known contingencies, the Company accrues for an obligation, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known to the Company, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and tax matters not subject to FIN 48, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

The Company's Western Auto subsidiary, together with other defendants including automobile manufacturers, automotive parts manufacturers and other retailers, has been named as a defendant in lawsuits alleging injury as a result of exposure to asbestos-containing products. The Company and some of its subsidiaries also have been named as defendants in many of these lawsuits. The plaintiffs have alleged that these products were manufactured, distributed and/or sold by the various defendants. To date, these products have included brake and clutch parts and roofing materials. Many of the cases pending against the Company or its subsidiaries are in the early stages of litigation. The damages claimed against the defendants in some of these proceedings are substantial. Additionally, some of the automotive parts manufacturers named as defendants in these lawsuits have declared bankruptcy, which will limit plaintiffs' ability to recover monetary damages from those defendants. Although the Company diligently defends against these claims, the Company may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company's shareholders. The Company believes that most of these claims are at least partially covered by insurance. Based on discovery to date, the Company does not believe the cases currently pending will have a material adverse effect on the Company's operating results, financial position or liquidity. However, if the Company was to incur an adverse verdict in one or more of these claims and was ordered to pay damages that were not covered by insurance, these claims could have a material adverse affect on its operating results, financial position and liquidity. If the number of claims filed against the Company or any of its subsidiaries alleging injury as a result of exposure to asbestos-containing products increases substantially, the costs associated with concluding these claims, including damages resulting from any adverse verdicts, could have a material adverse effect on its operating results, financial position or liquidity in future periods.

The Company is involved in various types of legal proceedings arising from claims of employment discrimination or other types of employment matters as a result of claims by current and former employees. The

(in thousands, except per share data)

damages claimed against the Company in some of these proceedings are substantial. Because of the uncertainty of the outcome of such legal matters and because the Company's liability, if any, could vary widely, including the size of any damages awarded if plaintiffs are successful in litigation or any negotiated settlement, the Company cannot reasonably estimate the possible loss or range of loss which may arise. The Company is also involved in various other claims and legal proceedings arising in the normal course of business. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management's opinion that the final outcome of such claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or liquidity. During fiscal 2008, the Company settled several lawsuits that exceeded previously estimated amounts but did not have a material adverse impact on the Company's financial position, results of operations or liquidity.

The Company has entered into employment agreements with certain team members that provide severance pay benefits under certain circumstances, including termination of employment of the team member by the Company. The maximum contingent liability under these employment agreements is approximately $11,850 and $3,306 at January 3, 2009 and December 29, 2007, respectively, for which no amount has been accrued.

15. Benefit Plans:

401(k) Plan

The Company maintains a defined contribution Team Member benefit plan, which covers substantially all Team Members after one year of service and who have attained the age of 21. The plan allows for Team Member salary deferrals, which are matched at the Company's discretion. Company contributions were $9,117, $8,234 and $7,726 in fiscal 2008, 2007 and 2006, respectively.

Deferred Compensation

The Company maintains a non-qualified deferred compensation plan for certain Team Members. This plan provides for a minimum and maximum deferral percentage of the Team Member's base salary and bonus, as determined by the Retirement Plan Committee. The Company establishes and maintains a deferred compensation liability for this plan. At January 3, 2009 and December 29, 2007 these liabilities were $4,097 and $4,668, respectively.

Postretirement Plan

The Company provides certain health and life insurance benefits for eligible retired Team Members through a postretirement plan, or Plan. These benefits are subject to deductibles, co-payment provisions and other limitations. The Plan has no assets and is funded on a cash basis as benefits are paid.

Funded Status of Benefit Obligations

The following table provides a reconciliation of the accrued postretirement benefit obligation recorded, included in Other long-term liabilities in the accompanying consolidated balance sheets, and the funded status of the plan as of January 3, 2009 and December 29, 2007:

(in thousands, except per share data)

	2008	2007
Change in benefit obligation:		
Benefit obligation at beginning of the year	$ 8,763	$ 10,517
Interest cost	581	550
Benefits paid	(767)	(673)
Actuarial gain	(827)	(1,631)
Benefit obligation at end of the year	7,750	8,763
Change in plan assets:		
Fair value of plan assets at beginning of the year	-	-
Employer contributions	767	673
Participant contributions	868	995
Benefits paid	(1,635)	(1,668)
Fair value of plan assets at end of year	-	-
Funded status of plan	$ (7,750)	$ (8,763)

Net periodic postretirement benefit cost is as follows:

	2008	2007	2006
Service cost	$ -	$ -	$ -
Interest cost	581	550	726
Amortization of the prior service cost	(677)	(581)	(581)
Amortization of recognized net (gains) losses	(16)	-	210
	$ (112)	$ (31)	$ 355

The health care cost trend rate was assumed to be 9.5% for 2009, 9.1% for 2010, 8.7% for 2011, 8.3% for 2012, 8.0% for 2013, 7.5% for 2014 and 7.2% to 4.0% for 2015 and thereafter. If the health care cost were increased 1% for all future years the accumulated postretirement benefit obligation would have increased by $179 as of January 3, 2009. The effect of this change on the combined service and interest cost would have been an increase of $13 for fiscal 2008. If the health care cost were decreased 1% for all future years the accumulated postretirement benefit obligation would have decreased by $165 as of January 3, 2009. The effect of this change on the combined service and interest cost would have been a decrease of $12 for fiscal 2008.

The postretirement benefit obligation and net periodic postretirement benefit cost was computed using the following weighted average discount rates as determined by the Company's actuaries for each applicable year:

	2008	2007
Postretirement benefit obligation	6.00%	5.50%
Net periodic postretirement benefit cost	6.25%	6.00%

The Company expects plan contributions to completely offset benefits paid. The following table summarizes the Company's expected benefit payments (net of retiree contributions) to be paid for each of the following fiscal years:

(in thousands, except per share data)

	Amount
2009	$ 915
2010	919
2011	930
2012	914
2013	892
2014-2017	3,580

The Company adopted the measurement date provisions of SFAS No. 158 on December 30, 2007. The change in the measurement date did not have a material impact on the Company's financial condition, results of operations or cash flows. The Company previously adopted the recognition provisions of SFAS No. 158 on December 30, 2006. As a result, the Company recorded an actuarial gain of $3,316, net of tax, to Accumulated other comprehensive loss, net of tax, and recognized previously unamortized prior service cost that had not yet been included in net periodic postretirement benefit cost as of December 30, 2006. The adoption of the recognition provisions of SFAS No. 158 had no impact on net income.

At January 3, 2009, the net unrealized gain on the postretirement plan consists of an unrealized gain of $4,693 related to prior service cost and an unrealized net gain of $1,848 related to actuarial gains. Approximately $581 of the unrealized gain related to prior service cost and $96 related to the actuarial gain are expected to be recognized as a component of Net periodic postretirement benefit cost in fiscal 2009.

The Company reserves the right to change or terminate the employee benefits or plan contributions at any time. The Company also continues to evaluate ways in which it can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a material impact on the amount of the reported obligation, annual expense and projected benefit payments.

16. Share-Based Compensation:

Overview

The Company grants share-based compensation awards to its employees and members of its Board of Directors as provided for under its Long-Term Incentive Plan, or LTIP. Prior to fiscal 2007, the Company granted equity compensation to its employees in the form of fixed stock options and deferred stock units, or DSUs, that vest over time. Beginning in fiscal 2007, the Company phased out the granting of stock options by primarily granting stock appreciation rights, or SARs, and restricted stock (considered nonvested stock under SFAS 123R), which also vest over time.

During the fourth quarter of fiscal 2008, the Company shifted its annual LTIP grant cycle from the first quarter to the fourth quarter of the fiscal year, which will enable performance targets and awards to be put in place prior to the commencement of the performance period. Therefore, the Company made two annual share-based grants during fiscal 2008. Additionally, the Company granted awards to executives hired earlier in fiscal 2008. Thus, the number of awards granted during fiscal 2008 was significantly higher than prior years.

General Terms of Awards

Time Vested Awards

The terms of the SARs granted are similar in several respects to the stock options previously granted. The SARs generally vest over a three-year period in equal annual installments beginning on the first anniversary of the grant date, with the exception of SARs granted to our Chief Executive Officer and Chief Financial Officer hired in early fiscal 2008. The 2008 grants to our CEO and CFO provide for 25% of the SARs to vest immediately with exercise restrictions during the first year and the remainder of the award to vest in equal installments over a three-year period

(in thousands, except per share data)

consistent with all other Company SARs granted. Additionally, all SARs granted are non-qualified, terminate on the seventh anniversary of the grant date and contain no post-vesting restrictions other than normal trading black-out periods prescribed by the Company's corporate governance policies.

Restricted stock shares granted during fiscal 2007 vest at the end of a three-year period. During this period, holders of restricted stock are entitled to receive dividends and voting rights. The shares are restricted until they vest and cannot be sold by the recipient until the restriction has lapsed at the end of the three-year period. Beginning in fiscal 2008, all new restricted stock awards granted vest pro-rata over a three-year period in equal annual installments beginning on the first anniversary of the grant date (with the exception of certain shares of restricted stock granted to its Chief Executive Officer and Chief Financial Officer hired in early fiscal 2008, which vest at the end of a three-year period following the grant date).

Performance-Based Awards

Although the Company will continue to grant SARs and restricted stock, a portion of each respective award will be performance-based. The actual number of shares vested is determined at the end of a three-year performance period based on results achieved versus company performance goals. Depending on the Company's results during the three-year performance period, the actual number of shares vesting at the end of the period may range from 0% to 200% of the targeted shares granted.

Deferred Stock Units

The Company grants share-based awards annually to its Board of Directors in connection with its annual meeting of stockholders. In addition to SARs, the Company grants DSUs as provided for in the Advance Auto Parts, Inc. Deferred Stock Unit Plan for Non-Employee Directors and Selected Executives, or the DSU Plan. Each DSU is equivalent to one share of common stock of the Company. The DSUs are immediately vested upon issuance but are held on behalf of the director until he or she ceases to be a director. The DSUs are then distributed to the director following his or her last date of service. Additionally, the DSU Plan provides for the deferral of compensation as earned in the form of (i) an annual retainer for directors, and (ii) wages for certain highly compensated employees of the Company. These deferred stock units are settled in common stock with the participants at a future date, or over a specified time period as elected by the participants in accordance with the DSU Plan.

Share-Based Compensation Expense & Cash Flows

The expense the Company has incurred annually related to the issuance of share-based compensation is included in Selling, general and administrative expense. The Company also receives cash upon the exercise of stock options, as well as when employees purchase stock under the employee stock purchase plan, or ESPP. Total share-based compensation expense and cash received included in the Company's consolidated statements of operations and consolidated statement of cash flows are reflected in the table below, including the related income tax benefits, for fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006 as follows:

	2008	2007	2006
Share-based compensation expense	$ 17,707	$ 18,096	$ 19,052
Deferred income income tax benefit	6,640	6,822	7,145
Cash received upon exercise and from ESPP	35,220	42,547	17,203
Excess tax benefit share-based compensation	9,047	11,841	5,272

As of January 3, 2009, there was $27,405 of unrecognized compensation expense related to all share-based awards (excluding DSUs) that is expected to be recognized over a weighted average period of 2.1 years.

(in thousands, except per share data)

Time-Based Share Awards

Stock Appreciation Rights and Stock Options

The fair value of each SAR and stock option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Black-Scholes Option Valuation Assumptions [(1)]	2008	2007	2006
Risk-free interest rate [(2)]	2.5%	4.8%	4.6%
Expected dividend yield	0.8%	0.6%	0.6%
Expected stock price volatility [(3)]	32.3%	29.0%	28.0%
Expected life of awards (in months) [(4)]	50	51	44

(1) Forfeitures are based on historical experience.
(2) The risk-free interest rate is based on a U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the Company's awards.
(3) Expected volatility is based on the historical volatility of the Company's common stock for the period consistent with the expected life of the Company's awards.
(4) The expected life of the Company's awards represents the estimated period of time until exercise and is based on historical experience of previously granted awards.

The following table summarizes the time-vested fixed stock option and time-vested SARs activity for the fiscal year ended January 3, 2009:

	Number of Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 29, 2007	5,939	$ 32.68		
Granted	2,331	31.66		
Exercised	(1,421)	22.98		
Forfeited	(595)	38.43		
Outstanding at January 3, 2009	6,254	$ 33.95	4.81	$ 15,338
Vested and expected to vest	6,070	$ 34.19	4.47	$ 14,154
Outstanding and exercisable	2,973	$ 33.89	3.44	$ 8,067

The weighted average fair value of SARs and stock options granted during the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006, was $8.66, $11.39 and $10.68 per share, respectively. The aggregate intrinsic value reflected in the table is based on the Company's closing stock price of $34.14 as of the last trading day of the period ended January 3, 2009. The aggregate intrinsic value of options and SARs (the amount by which the market price of the stock on the date of exercise exceeded the exercise price) exercised during the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006, was $25,890, $33,179 and $14,001, respectively.

(in thousands, except per share data)

Restricted Stock

The following table summarizes the restricted stock activity for the fiscal year ended January 3, 2009:

	Number of Awards	Weighted-Average Grant Date Fair Value
Nonvested at December 29, 2007	130	$ 38.17
Granted	454	32.21
Vested	(2)	34.74
Forfeited	(27)	36.74
Nonvested at January 3, 2009	555	$ 33.28

The fair value of each share of restricted stock is determined based on the market price of the Company's common stock on the date of grant. The weighted average fair value of shares granted during the fiscal years ended January 3, 2009 and December 29, 2007 was $32.21 and $38.14 per share, respectively. The total grant date fair value of shares vested during 2008 was approximately $53.

Performance-Based Awards

Performance-Based SARs

During the fourth quarter of fiscal 2008, the Company granted 271 shares of performance-based SARs. The grant date fair value of performance-based SARs granted in fiscal 2008 was $7.62 per share. There were no performance-based SARs granted during fiscal years 2007 or 2006. Additionally, there were no performance-based SARs exercised during the year ended January 3, 2009 as none of the performance-based SARs have vested.

The fair value of performance-based SARs was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Black-Scholes Option Valuation Assumptions (1)	2008
Risk-free interest rate (2)	1.9%
Expected dividend yield	0.9%
Expected stock price volatility (3)	36.7%
Expected life of awards (in months) (4)	50

(1) Forfeitures are based on historical experience.
(2) The risk-free interest rate is based on a U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the Company's performance-based SARs.
(3) Expected volatility is based on the historical volatility of the Company's common stock for the period consistent with the expected life of the Company's performance-based SARs.
(4) The expected life of the Company's performance-based SARs represents the estimated period of time until exercise and is based on historical experience of previously granted awards.

(in thousands, except per share data)

Performance-Based Restricted Stock

During the fourth quarter of fiscal 2008, the Company granted 49 shares of performance-based restricted stock. The fair value of each share was based on the market price of the Company's common stock on the date of grant. The fair value of performance-based restricted stock granted in fiscal 2008 was $25.81 per share. There were no shares of performance-based restricted stock granted during fiscal 2007 or 2006. Additionally, no shares of performance-based restricted stock vested during the year ended January 3, 2009.

There has been no expense recognized for performance-based awards since vesting was not considered probable as of January 3, 2009.

Deferred Stock Units

The LTIP permits the granting of Deferred Stock Units, or DSUs, to members of the Company's Board of Directors. The Company granted 12 and eight DSUs in fiscal years 2008 and 2007, respectively, at a weighted average fair value of $38.94 and $41.64, respectively. The DSUs are awarded at a price equal to the market price of the Company's underlying stock on the date of the grant. For fiscal years 2008 and 2007, respectively, the Company recognized a total of $480 and $344, on a pre-tax basis, in compensation expense for these DSU grants.

LTIP Availability

At January 3, 2009, there are 3,998 shares of common stock currently available for future issuance under the LTIP. This availability includes 3,000 shares of common stock the Company registered with the Securities Exchange Commission during fiscal 2008, which had been previously approved by shareholders. The Company issues new shares of common stock upon exercise of stock options and SARs.

Employee Stock Purchase Plan

The Company also offers an ESPP. Eligible Team Members may purchase the Company's common stock at 95% of its fair market value on the date of purchase. There are annual limitations on Team Member elections of either $25 per Team Member or ten percent of compensation, whichever is less. Under the plan, Team Members acquired 80, 53 and 90 shares in fiscal years 2008, 2007 and 2006, respectively. At January 3, 2009, there were 1,328 shares available to be issued under the plan.

17. Accumulated Other Comprehensive Income (Loss):

Comprehensive income is computed as net earnings plus certain other items that are recorded directly to shareholders' equity during the accounting period. In addition to net earnings, comprehensive income also includes unrealized gains or losses on interest rate swaps and postretirement plan benefits, net of tax. Accumulated other comprehensive income (loss), net of tax, for fiscal years 2006, 2007 and 2008 consisted of the following:

(in thousands, except per share data)

	Unrealized Gain (Loss) on Hedging Arrangements	Unrealized Gain on Postretirement Plan	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2005	$ 3,090	$ -	$ 3,090
Fiscal 2006 activity	(2,934)	3,316	382
Balance, December 30, 2006	$ 156	$ 3,316	$ 3,472
Fiscal 2007 activity	(4,809)	636	(4,173)
Balance, December 29, 2007	$ (4,653)	$ 3,952	$ (701)
Fiscal 2008 activity	(8,729)	81	(8,648)
Balance, January 3, 2009	$ (13,382)	$ 4,033	$ (9,349)

18. Segment and Related Information:

The Company has the following two reportable segments: AAP and AI. The AAP segment is comprised of store operations within the United States, Puerto Rico and the Virgin Islands which operate under the trade names "Advance Auto Parts," "Advance Discount Auto Parts" and "Western Auto." These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks.

The AI segment consists solely of the operations of Autopart International, which continues to operate as an independent, wholly-owned subsidiary. AI's business serves the growing commercial market in addition to warehouse distributors and jobbers located throughout the Northeastern region of the United States.

The Company evaluates each of its segment's financial performance-based on net sales and operating profit for purposes of allocating resources and assessing performance. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 2.

The following table summarizes financial information for each of the Company's business segments for the years ended January 3, 2009 and December 29, 2007, respectively.

(in thousands, except per share data)

	2008	2007	2006
Net Sales			
AAP	$ 4,976,603	$ 4,709,390	$ 4,505,437
AI	165,652	135,014	111,066
Total net sales	$ 5,142,255	$ 4,844,404	$ 4,616,503
Percentage of Sales, by Product Group in AAP Segment [(1)]			
Parts	58%	57%	57%
Accessories	17%	18%	18%
Chemicals	12%	12%	12%
Oil	9%	9%	9%
Other	4%	4%	4%
Total	100%	100%	100%
Income (loss) before provision (benefit) for income taxes			
AAP	$ 376,464	$ 383,392	$ 368,818
AI	4,228	(758)	1,097
Total income (loss) before provision (benefit) for income taxes	$ 380,692	$ 382,634	$ 369,915
Provision (benefit) for income taxes			
AAP	$ 140,838	$ 144,579	$ 138,144
AI	1,816	(262)	453
Total provision (benefit) for income taxes	$ 142,654	$ 144,317	$ 138,597
Segment assets			
AAP	$ 2,807,486	$ 2,663,791	$ 2,565,986
AI	156,579	141,775	116,695
Total segment assets	$ 2,964,065	$ 2,805,566	$ 2,682,681
Depreciation and amortization			
AAP	$ 141,202	$ 142,194	$ 135,159
AI	5,378	5,070	4,264
Total depreciation and amortization	$ 146,580	$ 147,264	$ 139,423
Capital expenditures			
AAP	$ 180,623	$ 203,486	$ 251,024
AI	4,363	7,114	7,562
Total capital expenditures	$ 184,986	$ 210,600	$ 258,586

(1) – Sales by product group are not available for the AI segment.

(in thousands, except per share data)

19. Quarterly Financial Data (unaudited):

The following table summarizes quarterly financial data for fiscal years 2008 and 2007:

2008	First	Second	Third	Fourth
	(16 weeks)	*(12 weeks)*	*(12 weeks)*	*(13 weeks)*
Net sales	$ 1,526,132	$ 1,235,783	$ 1,187,952	$ 1,192,388
Gross profit	743,451	600,838	577,119	541,656
Income from continuing operations	82,086	75,386	56,155	24,411
Net income	82,086	75,386	56,155	24,411
Basic earnings per share	0.86	0.79	0.59	0.26
Diluted earnings per share	0.86	0.79	0.59	0.26

2007	First	Second	Third	Fourth
	(16 weeks)	*(12 weeks)*	*(12 weeks)*	*(12 weeks)*
Net sales	$ 1,468,120	$ 1,169,859	$ 1,158,043	$ 1,048,382
Gross profit	709,403	562,861	555,113	493,592
Income from continuing operations	76,101	68,424	59,040	34,752
Net income	76,101	68,424	59,040	34,752
Basic earnings per share	0.72	0.64	0.58	0.35
Diluted earnings per share	0.71	0.64	0.57	0.35

Note: Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not round to per share amounts for the year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and Subsidiaries
Roanoke, Virginia

We have audited the consolidated financial statements of Advance Auto Parts, Inc. and subsidiaries (the "Company") as of January 3, 2009 and December 29, 2007, and for each of the three years in the period ended January 3, 2009, and the Company's internal control over financial reporting as of January 3, 2009, and have issued our reports thereon dated March 3, 2009 (which report expresses an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company's adoption of new accounting standards); such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of the Company listed in Item 15. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

March 3, 2009

ADVANCE AUTO PARTS, INC.
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Condensed Parent Company Balance Sheets
January 3, 2009 and December 29, 2007
(in thousands, except per share data)

	January 3, 2009	December 29, 2007
Assets		
Cash and cash equivalents	$ 23	$ 23
Other current assets	-	3
Property and equipment, net of accumulated depreciation	37	-
Other assets, net	5	-
Investment in subsidiary	1,927,219	1,677,384
Total assets	$ 1,927,284	$ 1,677,410
Liabilities and stockholders' equity		
Accrued expenses	$ 120	$ 33
Dividends payable	5,657	5,957
Intercompany payable, net	846,341	647,625
Total liabilities	852,118	653,615
Stockholders' equity		
Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding	-	-
Common stock, voting $0.0001 par value; 200,000 shares authorized; 103,000 shares issued and 94,852 outstanding in 2008 and 101,072 issued and 99,060 outstanding in 2007	10	10
Additional paid-in capital	335,991	274,659
Treasury stock, at cost, 8,148 and 2,012 shares	(291,114)	(74,644)
Accumulated other comprehensive loss	(9,349)	(701)
Retained earnings	1,039,628	824,471
Total stockholders' equity	1,075,166	1,023,795
Total liabilities and stockholders' equity	$ 1,927,284	$ 1,677,410

The accompanying notes to the condensed parent company financial information are an integral part of this schedule.

ADVANCE AUTO PARTS, INC.
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Condensed Parent Company Statements of Operations
For the Years Ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands, except per share data)

	Fiscal Years		
	2008	**2007**	**2006**
	(53 Weeks)	*(52 Weeks)*	*(52 Weeks)*
Selling, general and administrative expenses	$ 23,761	$ 166	$ 165
Other income, net	24,551	-	-
Income (loss) before provision (benefit) for income taxes	790	(166)	(165)
Income tax provision (benefit)	714	(60)	(58)
Income (loss) before equity in earnings of subsidiaries	76	(106)	(107)
Equity in earnings of subsidiaries	237,962	238,423	231,425
Net income	$ 238,038	$ 238,317	$ 231,318
Net income per basic share	$ 2.51	$ 2.30	$ 2.18
Net income per diluted share	$ 2.50	$ 2.28	$ 2.16
Average common shares outstanding	94,655	103,826	106,129
Dilutive effect of share-based compensation	650	828	995
Average common shares outstanding - assuming dilution	95,305	104,654	107,124

The accompanying notes to the condensed parent company financial information are an integral part of this schedule.

ADVANCE AUTO PARTS, INC.
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Condensed Parent Company Statements of Cash Flows
For the Years Ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands)

	Fiscal Years		
	2008	2007	2006
	(53 Weeks)	*(52 Weeks)*	*(52 Weeks)*
Cash flows from operating activities:			
Net income	$ 238,038	$ 238,317	$ 231,318
Adjustments to reconcile net income to net cash provided (used in) by operations:			
Equity in earnings of subsidiary	(237,962)	(238,423)	(231,425)
Depreciation	30	-	-
Net decrease (increase) in working capital	85	(24)	295
Net cash (used in) provided by operating activities	191	(130)	188
Cash flows from investing activities:			
Change in net intercompany with subsidiaries	(191)	130	(188)
Net cash (used in) provided by investing activities	(191)	130	(188)
Cash flows from financing activities:	-	-	-
Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents, beginning of year	23	23	23
Cash and cash equivalents, end of year	$ 23	$ 23	$ 23
Supplemental cash flow information:			
Interest paid	$ -	$ -	$ -
Income taxes paid, net	-	-	-
Noncash transactions:			
Repurchase of Parent's common stock by Stores	$ 219,429	$ 282,910	$ 137,560
Retirement of common stock	-	211,225	192,339
Proceeds received by Stores from stock transactions under the Parent's stock subscription plan and Stores' stock option plan	35,220	42,547	17,203
Cash dividends paid by Stores on behalf of Parent	23,181	25,152	19,153
Declared but unpaid cash dividends	5,657	5,957	6,320
Changes in other comprehensive income	8,648	(4,173)	382
Adoption of FIN No. 48, net of tax	-	2,275	-

The accompanying notes to the condensed parent company financial information are an integral part of this schedule.

ADVANCE AUTO PARTS, INC.
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Notes to the Condensed Parent Company Statements
December 29, 2007 and December 30, 2006
(in thousands, except per share data)

1. Presentation

These condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, although management believes that the disclosures made are adequate to make the information presented not misleading.

2. Organization

Advance Auto Parts, Inc. ("the Company") is a holding company, which is the 100% shareholder of Advance Stores Company, Incorporated and its subsidiaries ("Stores") during the periods presented. The parent/subsidiary relationship between the Company and Stores includes certain related party transactions. These transactions consist primarily of interest on intercompany advances, dividends, capital contributions and allocations of certain costs. Deferred income taxes have not been provided for financial reporting and tax basis differences on the undistributed earnings of the subsidiaries. Effective fiscal 2008, the Company and its subsidiaries realigned duties and responsibilities within its overall organization that resulted in certain operating expenses being included in and recognized at the parent company level.

The Company fully and unconditionally guarantees the term loan and revolving credit facility of Stores. These debt agreements do not contain restrictions on the payment of dividends, loans or advances between the Company and Stores and Stores' subsidiaries. Therefore, there are no such restrictions as of January 3, 2009 and December 29, 2007.

3. Summary of Significant Accounting Policies

Accounting Period

The Company's fiscal year ends on the Saturday nearest the end of December, which results in an extra week every several years. Accordingly, fiscal 2008 includes 53 weeks of operations. All other fiscal years presented included 52 weeks of operations.

New Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in Statement of Financial Accounting Standards, or SFAS, No. 128, "Earnings per Share." Under the guidance of FSP EITF 03-6-1, nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company does not anticipate the adoption of FSP EITF 03-6-1 will have an impact on its earnings per share.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets", which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an

See Notes to the Consolidated Financial Statements for Additional Disclosures.

(in thousands, except per share data)

attempt to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, "Business Combinations." The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The FSP is not expected to have a significant impact on the Company's financial condition, results of operations or cash flow.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." FSP No. FAS 157-1 amends SFAS No. 157, "Fair Value Measurements," to exclude SFAS No. 13, "Accounting for Leases," and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or No. 141(R), Business Combinations (revised 2007), regardless of whether those assets and liabilities are related to leases. The FSP will be effective upon the full adoption of SFAS 157 during the first quarter of fiscal 2009 and will not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies to business combinations for fiscal years beginning after December 15, 2008. The Company will consider this standard when evaluating potential future transactions to which it would apply.

Effective December 30, 2007, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" on our financial assets and liabilities subject to the deferral provisions of FSP 157-2. SFAS No. 157 clarifies the definition of fair value, establishes a framework for defining fair value as it relates to other accounting pronouncements that require or permit fair value measurements, and expands the disclosures of fair value measurements. The Company did not apply the provisions of SFAS No. 157 for nonfinancial assets and liabilities except for those recognized or disclosed on a recurring basis (at least annually) as allowed by the issuance of FSP No. 157-2. The deferral provided by FSP No. 157-2 applies to such items as (i) nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and (ii) nonfinancial long-lived asset groups measured at fair value for an impairment assessment. The Company is evaluating the impact FSP No. 157-2 will have on its nonfinancial assets and liabilities that are measured at fair value and are recognized or disclosed at fair value on a nonrecurring basis. The adoption of SFAS 157 did not have a material impact on the Company's financial condition, results of operations or cash flows. The Company will fully adopt the provisions of SFAS 157 effective during its first quarter of fiscal 2009.

Effective December 30, 2007, the Company adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company elected not to apply fair value on its existing financial assets and liabilities upon adoption. Therefore, this adoption did not have a material effect on the Company's financial position, results of operations or cash flows.

See Notes to the Consolidated Financial Statements for Additional Disclosures.

ADVANCE AUTO PARTS, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Allowance for doubtful accounts receivable:	Balance at Beginning of Period	Charges to Expenses	Deductions	Other	Balance at End of Period
December 30, 2006	$ 4,686	$ 1,228	$ (1,274) [1]	$ -	$ 4,640
December 29, 2007	4,640	996	(1,649) [1]	-	3,987
January 3, 2009	3,987	3,340	(2,297) [1]	-	5,030

(1) Accounts written off during the period. These amounts did not impact our statement of operations for any year presented.

Note: Other valuation and qualifying accounts have not been reported in this schedule because they are either not applicable or because the information has been included elsewhere in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2009

ADVANCE AUTO PARTS, INC.

By: /s/ Michael A. Norona

Michael A. Norona
Executive Vice President, Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darren R. Jackson **Darren R. Jackson**	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2009
/s/ Michael A. Norona **Michael A. Norona**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 3, 2009
/s/ John C. Brouillard **John C. Brouillard**	Chairman and Director	March 3, 2009
/s/ John F. Bergstrom **John F. Bergstrom**	Director	March 3, 2009
/s/ Lawrence P. Castellani **Lawrence P. Castellani**	Director	March 3, 2009
/s/ Nicholas J. LaHowchic **Nicholas J. LaHowchic**	Director	March 3, 2009
/s/ William S. Oglesby **William S. Oglesby**	Director	March 3, 2009
/s/ Gilbert T. Ray **Gilbert T. Ray**	Director	March 3, 2009
/s/ Carlos A. Saladrigas **Carlos A. Saladrigas**	Director	March 3, 2009
/s/ Francesca Spinelli **Francesca Spinelli**	Director	March 3, 2009

EXHIBIT INDEX

Exhibit Number	Description
3.1(6)	Restated Certificate of Incorporation of Advance Auto Parts, Inc. ("Advance Auto")(as amended on May 19, 2004).
3.2(14)	Bylaws of Advance Auto. (as amended on February 17, 2009).
10.1(11)	Credit Agreement dated as of October 5, 2006 among Advance Auto, Advance Stores Company, Incorporated ("Advance Stores"), as borrower, the lenders party hereto and JPMorgan Chase Bank, N.A., as administrative agent.
10.2(11)	Guarantee Agreement dated as of October 5, 2006 among Advance Auto and JP Morgan Chase Bank N.A., as administrative agent.
10.3(3)	Indemnity, Subrogation and Contribution Agreement dated as of November 28, 2001 among Advance Auto, Advance Stores, the Guarantors listed therein and JP Morgan Chase, as collateral agent.
10.4(1)	Lease Agreement dated as of January 1, 1997 between Nicholas F. Taubman and Advance Stores for the distribution center located at 1835 Blue Hills Drive, N.E., Roanoke, Virginia, as amended.
10.5(2)	Advance Auto 2001 Senior Executive Stock Option Plan.
10.6(2)	Form of Advance Auto 2001 Senior Executive Stock Option Agreement.
10.7(2)	Advance Auto 2001 Executive Stock Option Plan.
10.8(2)	Form of Advance Auto 2001 Stock Option Agreement.
10.9(6)	Form of Indemnity Agreement between each of the directors of Advance Auto and Advance Auto, as successor in interest to Advance Holding.
10.10(2)	Form of Advance Auto 2001 Stock Option Agreement for holders of Discount Auto Parts, Inc. ("Discount") fully converted options.
10.11(2)	Purchase Agreement dated as of October 31, 2001 among Advance Stores, Advance Trucking Corporation, LARALEV, INC., Western Auto Supply Company, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc.
10.12(3)	Joinder to the Purchase Agreement dated as of November 28, 2001 by and among Advance Aircraft Company, Inc., Advance Merchandising Company, Inc., WASCO Insurance Agency, Inc., Western Auto of Puerto Rico, Inc., Western Auto of St. Thomas, Inc., Discount, DAP Acceptance Corporation, J.P. Morgan Securities, Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc.
10.13(4)	Form of Master Lease dated as of February 27, 2001 by and between Dapper Properties I, II and III, LLC and Discount.
10.14(3)	Form of Amendment to Master Lease dated as of December 28, 2001 between Dapper Properties I, II and III, LLC and Discount.
10.15(4)	Form of Sale-Leaseback Agreement dated as of February 27, 2001 by and between Dapper Properties I, II and III, LLC and Discount.
10.16(3)	Substitution Agreement dated as of November 28, 2001 by and among GE Capital Franchise Finance Corporation, Washington Mutual Bank, FA, Dapper Properties I, II and III, LLC, Autopar Remainder I, II and III, LLC, Discount and Advance Stores.
10.17(3)	First Amendment to Substitution Agreement dated as of December 28, 2001 by and among GE Capital Franchise Finance Corporation, Washington Mutual Bank, FA, Dapper Properties I, II and III, LLC, Autopar Remainder I, II and III, LLC, Discount, Advance Stores and Western Auto Supply Company.
10.18(7)	Reaffirmation Agreement dated as of November 3, 2004 among Advance Auto, Advance Stores, the lenders party thereto and JP Morgan Chase, as administrative agent and collateral agent.
10.19(17)	Advance Auto Parts, Inc. 2004 Long-Term Incentive Plan (as amended April 17, 2008).
10.20(5)	Form of Advance Auto Parts, Inc. 2004 Long-Term Incentive Plan Stock Option Agreement.
10.21(5)	Form of Advance Auto Parts, Inc. 2004 Long-Term Incentive Plan Award Notice.
10.22(16)	Advance Auto Parts, Inc. Deferred Stock Unit Plan for Non-Employee Directors and Selected Executives (as amended January 1, 2008).
10.23(8)	Amended Advance Auto Parts, Inc. Employee Stock Purchase Plan.
10.24(16)	Advance Auto Parts, Inc. Deferred Compensation Plan (as amended January 1, 2008).
10.25(8)	Advance Auto Parts, Inc. 2006 Executive Bonus Plan.
10.26(9)	Form of Employment Agreement among Advance Auto and Advance Stores and Michael N. Coppola, Paul W. Klasing, Michael O. Moore and David B. Mueller.

Exhibit Number	Description
10.27(10)	Release and Termination Agreement dated as of October 5, 2006, among Advance Auto, Advance Stores Company, Incorporated and JPMorgan Chase Bank, N.A., as administrative agent.
10.28(11)	Form of Advance Auto Parts, Inc. 2007 Restricted Stock Award.
10.29(11)	Form of Advance Auto Parts, Inc. 2007 Stock Appreciation Right Award.
10.30(12)	Term Loan Credit Agreement dated as of December 4, 2007 among Advance Auto Parts, Inc., Advance Stores Company, Incorporated, as borrower, the lenders party hereto and JPMorgan Chase Bank, N.A. as administrative agent.
10.31(12)	Guarantee Agreement dated as of December 4, 2007 among Advance Auto Parts, Inc. and JPMorgan Chase Bank, N.A., as administrative agent for the lenders.
10.32(13)	Employment Agreement effective January 7, 2008 between Advance Auto Parts, Inc., and Darren R. Jackson (as amended on June 4, 2008).
10.33(15)	Advance Auto Parts, Inc. Executive Incentive Plan.
10.34(13)	Form of Employment Agreement effective June 4, 2008 between Advance Auto Parts, Inc., and Kevin P. Freeland, Elwyn G. Murray III, Michael A. Norona, and Jimmie L. Wade.
10.35(13)	Attachment C to Employment effective June 4, 2008 between Advance Auto Parts, Inc., and Kevin P. Freeland.
10.36(13)	Attachment C to Employment Agreement effective June 4, 2008 between Advance Auto Parts, Inc., and Michael A. Norona.
10.37(13)	Attachment C to Employment Agreement effective June 4, 2008 between Advance Auto Parts, Inc., and Jimmie L. Wade.
10.38(18)	Form of Senior Vice President Loyalty Agreements.
10.39(19)	Form of Advance Auto Parts, Inc. Stock Appreciation Rights Award Agreement dated November 17, 2008.
10.40(19)	Form of Advance Auto Parts, Inc. Restricted Stock Award Agreement dated November 17, 2008.
21.1	Subsidiaries of Advance Auto.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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(1) Filed on June 4, 1998 as an exhibit to Registration Statement on Form S-4 (No. 333-56013) of Advance Stores Company, Incorporated.

(2) Furnished on November 6, 2001 as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 (No. 333-68858) of Advance Auto Parts, Inc.

(3) Filed on January 22, 2002 as an exhibit to Registration Statement on Form S-4 (No. 333-81180) of Advance Stores Company, Incorporated.

(4) Filed on April 2, 2001 as an exhibit to the Quarterly Report on Form 10-Q of Discount.

(5) Filed on August 16, 2004 as an exhibit to the Quarterly Report on Form 10-Q of Advance Auto Parts, Inc.

(6) Filed on May 20, 2004 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(7) Filed on November 9, 2004 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(8) Filed on March 16, 2006 as an exhibit to the Annual Report on Form 10-K of Advance Auto Parts, Inc.

(9) Filed on April 6, 2006 as an exhibit to the Annual Report on Form 8-K of Advance Auto Parts, Inc.

(10) Filed on October 12, 2006 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(11) Filed on February 26, 2007 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(12) Filed on December 10, 2007 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(13) Filed on June 4, 2008 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(14) Filed on February 18, 2009 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

(15) Filed on April 11, 2007 as an exhibit to the Definitive Proxy Statement of Advance Auto Parts, Inc.

(16) Filed on February 27, 2008 as an exhibit to the Annual Report on Form 10-K of Advance Auto Parts, Inc.

(17) Filed on May 29, 2008 as an exhibit to the Quarterly Report on Form 10-Q of Advance Auto Parts, Inc.

(18) Filed on November 12, 2008 as an exhibit to the Quarterly Report on Form 10-Q of Advance Auto Parts, Inc.

(19) Filed on November 21, 2008 as an exhibit to Current Report on Form 8-K of Advance Auto Parts, Inc.

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STOCKHOLDER INFORMATION

Corporate Offices:
5008 Airport Road
Roanoke, Virginia 24012
877-238-2623

Internet Site:
www.AdvanceAutoParts.com

Annual Meeting:
May 20, 2009 at 8:30 a.m. (EDT)
The Hotel Roanoke and Conference Center
110 Shenandoah Avenue, NW
Roanoke, Virginia 24016

Registrar and Transfer Agent:
BNY Mellon Shareholder Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
(866) 865-6327
TDD for Hearing-Impaired (800) 231-5469
Foreign Stockholders (201) 680-6578
TDD Foreign Stockholders (201) 680-6810
Internet site www.bnymellon.com/shareowner/isd

Common Stock:
Ticker Symbol **AAP**
Listing **New York Stock Exchange**

Independent Registered Public Accounting Firm:
Deloitte & Touche LLP
901 East Byrd Street
Richmond, Virginia 23219

SEC FORM 10-K:
Stockholders may obtain free of charge a copy of Advance Auto Parts' Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to the Investor Relations Department, P.O. Box 2710, Roanoke, Virginia 24001 or by accessing the Company's web site at www.AdvanceAutoParts.com.

The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at http://www.sec.gov.

SENIOR LEADERSHIP TEAM

Darren R. Jackson*
Chief Executive Officer

Jimmie L. Wade*
President

Kevin P. Freeland*
Chief Operating Officer

Michael A. Norona*
Executive Vice President, Chief Financial Officer and Secretary

Donna J. Broome
Senior Vice President, Customer and Sales Development Officer – Commercial

Ricardo S. Coro
Senior Vice President, Information Technology and Chief Information Officer

Carl S. Hauch
Senior Vice President, Operations – West

Gregory N. Johnson
SVP, General Manager DIY and Chief Marketing Officer

Jill A. Livesay*
Senior Vice President, Controller

Michael W. Marolt*
Senior Vice President, Customer Operations Excellence Officer

Keith A. Oreson*
Senior Vice President, Human Resources

Roger A. Patkin
President and Chief Executive Officer, Autopart International, Inc.

Charles A. Scheiderer
Senior Vice President, Supply Chain

Kurt R. Schumacher
Senior Vice President, Operations – South

Derrick L. Thomas
Senior Vice President, Operations – East

Kevin F. Tobin
Senior Vice President, Sales Development

Charles E. Tyson*
Senior Vice President, Merchandising

Kenneth A. Wirth*
Senior Vice President, Customer Experience Officer

Randall A. Young
Senior Vice President, Real Estate

*Executive Officers

BOARD OF DIRECTORS

John C. Brouillard (1, 2)
Non-Executive Chairman of the Board
Retired Chief Administrative and Financial Officer, H.E. Butt Grocery Company

John F. Bergstrom (3, 4)
Chairman and Chief Executive Officer
Bergstrom Corporation

Lawrence P. Castellani (3)
Retired Chief Executive Officer
Advance Auto Parts, Inc.

Darren R. Jackson
Chief Executive Officer
Advance Auto Parts, Inc.

Nicholas J. LaHowchic (1, 3)
Retired Executive Vice President
Limited Brands, Inc.

William S. Oglesby (3*, 4)
Senior Managing Director
The Blackstone Group, L.P.

Gilbert T. Ray (2, 4*)
Retired Partner
O'Melveny & Myers, LLP

Carlos A. Saladrigas (1*)
Chairman and CEO
Regis HR

Francesca M. Spinelli (2*, 4)
Senior Vice President, People
PetSmart, Inc.

COMMITTEE MEMBERSHIP

*Denotes Committee Chair
1 – Audit Committee
2 – Compensation Committee
3 – Finance Committee
4 – Nominating and Corporate Governance Committee